Form 10-K, Exhibit 13
period 1994-11-30
LA GEAR INC
filed 1995-02-28
CIK 793937

                                                                  EXHIBIT 13.1

FINANCIAL REVIEW



MANAGEMENT'S DISCUSSION AND
  ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS                               14



REPORT OF INDEPENDENT ACCOUNTANTS                         19



CONSOLIDATED BALANCE SHEETS                               20



CONSOLIDATED STATEMENTS OF OPERATIONS                     21



CONSOLIDATED STATEMENTS OF
  SHAREHOLDERS' EQUITY                                    22



CONSOLIDATED STATEMENTS OF CASH FLOWS                     23



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                24

L.A. GEAR, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


All references to years are to the fiscal years ended November 30, 1994, 1993 and 1992 as applicable.

1994 COMPARED TO 1993

Net Sales   The number of pairs sold worldwide increased by 9.9% to 22.9 million pairs in 1994 from 20.9 million pairs in 1993. However, the Company's net sales increased by only 4.4% to $416.0 million from $398.4 million in the prior year due to a reduction in the average selling prices. Domestic net sales increased 3.9% from the prior year. International net sales, which accounted for approximately 28.5% of the Company's total net sales, increased by 5.7% from the previous year.
   The increase in net sales was primarily attributable to strong sales of children's products which experienced a 36.7% increase in the number of pairs sold worldwide and sales of $39.6 million to Wal-Mart during 1994, partially offset by a 17.8% reduction in the number of pairs of women's shoes and a decline in average selling prices. The sales to Wal-Mart consisted of $18.7 million (1.2 million pairs) of selected excess inventory during the first quarter and $20.9 million (1.3 million pairs) of full priced product in the fourth quarter, the initial shipment under a multi-year agreement. See Outlook for Fiscal 1995.
   In fiscal 1994, the average selling price per pair domestically and internationally decreased from fiscal 1993 by $0.88 and $1.12 to $17.98 and $17.71, respectively. These decreases were primarily due to sales of excess inventory at reduced prices worldwide and the Company's strategy to provide value priced products.
   Sales of the Company's children's shoes increased from the prior year as a result of continued customer demand for the Company's L.A. LIGHTS(TM) and Light GEAR(TM), one of the most successful shoe collections in the Company's history. The Company sold approximately 8.1 million pairs of children's lighted shoes during 1994. Sales of children's lighted shoes accounted for 74.2% and 62.3% of total children's net sales during 1994 and 1993, respectively. Internationally, sales of children's shoes increased by 63.7% from the prior year primarily due to increased demand for children's lighted products.
   Sales of the Company's women's shoes decreased by $28.7 million or 24.4% from the prior year primarily due to a drop in the number of pairs sold worldwide resulting from reduced customer demand, and, to a lesser extent, to a decrease in the average selling price per pair.

   The following table sets forth certain information regarding the Company's net sales:

                                                          NET SALES
                                      -------------------------------------------
                                              1994                     1993
                                      -------------------         ---------------
                                             $          %                $      %
- ---------------------------------------------------------------------------------
(dollars in thousands)

Domestic Footwear
   Children's                         $165,460         40%        $128,458     32%
   Women's                              63,218         15           82,771     21
   Men's                                67,186         16           73,132     18
Other                                    1,721          1            1,959      1
- ---------------------------------------------------------------------------------
   Total Domestic Sales                297,585         72          286,320     72
International Footwear and Other       118,381         28          112,038     28
- ---------------------------------------------------------------------------------
   Total Net Sales                    $415,966        100%        $398,358    100%
=================================================================================

   The following table sets forth the percentage changes, by Children's, Women's and Men's categories, in the number of pairs sold during 1994 as compared to 1993:

                                           CHANGES BETWEEN 1994 AND 1993
                                    -----------------------------------------
VOLUME OF FOOTWEAR SOLD             DOMESTIC       INTERNATIONAL        TOTAL
- -----------------------------------------------------------------------------
Children's                              30.4%               63.7%        36.7%
Women's                               (17.9)%             (17.5)%      (17.8)%
Men's                                    4.1%                0.6%         2.7%
- -----------------------------------------------------------------------------
Total volume increase                    9.1%               11.9%         9.9%

Gross Profit   Gross profit increased to 29.7% for 1994 from 28.7% in 1993 primarily due to the improvement in the international gross margin to 30.0% from 25.6% in the prior year. Such improvement was principally due to (i) an increase of $1.02 per pair in the children's average selling price, (ii) increased refunds of U.S. import duties primarily arising from international shipments of excess inventory from the Company's U.S. distribution center, and (iii) the inclusion for a full year of the Company's foreign subsidiaries acquired or formed in fiscal 1993 in Germany, Austria, Benelux, Italy and the United Kingdom, together with the Far East joint venture, formed in December 1993. By selling through the subsidiaries, the Company realizes a wholesale margin on the sale to the retailer which is greater than that on the sales to independent distributors.
   The Company's gross margin on domestic sales decreased to 29.5% in 1994 from 29.9% in 1993 as a result of increased sales of excess inventory at lower margins partially offset by a reduction in air freight costs.

L.A. GEAR, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Selling, General and Administrative Expenses   Cost control and containment
efforts continued through 1994. Exclusive of non-recurring charges of (i) $2.5 million in 1994 for costs associated with the realignment of the Company's senior management and (ii) $2.6 million in 1993 for costs associated with a workforce reduction, total selling, general and administrative expenses decreased by $3.4 million or 2.3% to $141.4 million during fiscal 1994 from $144.8 million during 1993.
   Domestic selling, general and administrative expenses (exclusive of non-recurring charges) decreased by $11.1 million or 9.3% in 1994. This decrease includes reductions in (i) compensation expenses of $5.8 million, (ii) bad debt expense of $2.8 million, (iii) advertising and promotional expenses of $1.9 million and (iv) media costs of $1.6 million, partially offset by increases in
(i) legal fees of $1.9 million and (ii) product sourcing fees of $1.1 million. International expenses increased by $7.3 million in 1994 primarily as a result of additional operating costs of the Far East joint venture, the Company's Mexican subsidiary (formed in June 1994) and the inclusion of the European subsidiaries' expenses for a full year.
   As a percentage of net sales, selling, general and administrative expenses (exclusive of non-recurring charges) decreased to approximately 34% in 1994 from approximately 36% in 1993. Changes in the Company's selling, general and administrative expenses cannot be directly related to fluctuations in sales volume as a substantial portion of expenses are (i) fixed in nature, such as compensation and benefits for management and administrative personnel, rent, insurance, depreciation and other overhead charges or (ii) incurred to benefit future periods, such as media, advertising and trade show expenses.

Litigation Settlements, Net   Fiscal 1994 results include a net credit of $1.3
million representing settlement income primarily in connection with trademark and patent infringement lawsuits partially offset by expenses relating to the settlement of employment litigation and a dispute with a former distributor. Fiscal 1993 results include a credit of $2.7 million relating to the partial recovery of the fiscal 1992 charges for the settlement by the Company of three separate consolidated shareholder class action lawsuits and related actions. See 1993 Compared to 1992 and Notes to Consolidated Financial Statements, Note 13 - Litigation.

Interest Expense/Income   Interest expense during 1994 of $4.4 million primarily
related to (i) interest costs on the $50 million, 73/4% convertible subordinated debentures due 2002 (the "Debentures") issued in December 1992 and (ii) short-term borrowings of the Company's foreign subsidiaries. Interest expense increased by $0.5 million in fiscal 1994 compared to fiscal 1993 primarily due to the inclusion of the foreign subsidiaries' operations for a full year in 1994.
   Interest income decreased to $1.4 million in 1994 from $1.9 million in 1993 primarily as a result of lower average cash balances in fiscal 1994. See Liquidity and Capital Resources.


1993 COMPARED TO 1992

Net Sales   Starting in 1992, the Company refocused its distribution channels as part of its strategy to improve relations with, and increase shelf space at, full-margin retailers and to reduce deep-discount distribution. The continuation of this realignment contributed to lower 1993 sales compared to 1992. For the year ended November 30, 1993, net sales decreased 7.4% to $398.4 million from $430.2 million in the prior year. Domestic net sales decreased 8.0% from the prior year. International net sales, which accounted for approximately 28.1% of the Company's total net sales in 1993, decreased 5.8% from the previous year. Net sales in the second half of fiscal 1993 increased by 10% over those of the previous year due, in part, to the inclusion of wholesale sales by the Company's newly acquired foreign subsidiaries. See Gross Profit.
   Net sales were adversely affected, particularly in the women's and men's categories, by reduced customer demand for the Company's products and lower price points in the footwear industry, as well as the continuing effects of the worldwide recession. Furthermore, part of the higher 1992 sales was generated by the Company's price discount and inventory reduction programs. These factors primarily account for the drop in the number of pairs sold worldwide. During 1993, the Company sold 20.9 million pairs, a 13.6% decrease from 24.2 million pairs sold in the prior year.
   Although the total pairs sold declined, the average selling price per pair for domestic and international sales increased by $0.69 and $2.99 to $18.86 and $18.83, respectively, in 1993 as compared to the prior year. These increases are primarily due to a greater percentage of 1993 sales consisting of in-line products that commanded higher average selling prices and the impact in 1992 of the Company's price discount and inventory reduction programs. Further, the consolidation of the Company's new foreign subsidiaries, which charge wholesale prices to their customers, contributed to the increase in the international average selling price per pair. See Gross Profit.
   Sales of the Company's children's shoes increased from the prior year primarily as a result of customer demand for the Company's L.A.
LIGHTS(TM) and Light GEAR(TM) for children. The Company sold approximately 4.5 million pairs of children's lighted shoes during 1993.

L.A. GEAR, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


   The following table sets forth certain information regarding the Company's net sales:

                                                  NET SALES
                                   ----------------------------------------
                                         1993                     1992
                                   ----------------         ---------------
                                          $       %                $      %
- ---------------------------------------------------------------------------
(dollars in thousands)

Domestic Footwear
    Children's                     $128,458      32%        $ 90,997     21%
    Women's                          82,771      21          112,990     26
    Men's                            73,132      18          104,593     24
Other                                 1,959       1            2,688      1
- ---------------------------------------------------------------------------
    Total Domestic Sales            286,320      72          311,268     72
International Footwear and Other    112,038      28          118,926     28
- ---------------------------------------------------------------------------
    Total Net Sales                $398,358     100%        $430,194    100%
===========================================================================

   The following table sets forth the percentage changes, by Children's, Women's and Men's categories, in the number of pairs sold during 1993 as compared to 1992:

                                           CHANGES BETWEEN 1993 AND 1992
                                    --------------------------------------------
VOLUME OF FOOTWEAR SOLD             DOMESTIC      INTERNATIONAL            TOTAL
- --------------------------------------------------------------------------------
Children's                              30.8%              29.9%            30.6%
Women's                               (26.7)%            (28.1)%          (27.2)%
Men's                                 (36.4)%            (32.9)%          (35.1)%
- --------------------------------------------------------------------------------
Total volume decrease                 (11.2)%            (19.9)%          (13.6)%

Gross Profit   The Company believes its efforts to improve distribution channels and to increase support of retail customers is reflected in an increase in the gross profit margin from 25.3% in 1992 to 28.7% for 1993. Improved margins resulted from the combination of (i) a greater percentage of sales of in-line styles with higher average selling prices per pair and (ii) lower 1992 margins reflecting the impact of the Company's 1992 inventory reduction and discount pricing programs, and higher air freight charges.
   The margin improvement was achieved even though the Company implemented a promotional pricing program during the first half of 1993 to encourage "at once" orders for the 1993 Spring season. This pricing program was necessary to minimize the adverse effect on the Spring "futures" program created by delays in delivery of footwear samples.
   The Company's gross margin on international sales for 1993 increased to 25.6% from 17.7% in the prior year primarily due to the inclusion of the sales of the Company's newly acquired foreign subsidiaries. During 1993, the Company began implementing its new international business strategy through the acquisition of previously independent distributors in the Netherlands, Luxembourg, Belgium, Germany, Austria, and the United Kingdom and the formation of a new wholly owned distribution subsidiary in Italy. In the prior year, products were sold primarily to distributors at a stated margin over the Company's factory purchase price and the Company exercised little or no control over the pricing of the products for resale by the distributor.

Selling, General and Administrative Expenses   Cost control and containment
programs continued through 1993. Exclusive of restructuring charges of (i) $2.6 million in 1993 for costs associated with a workforce reduction and (ii) $12.5 million in 1992 primarily for expenses related to realignment and consolidation efforts, total selling, general and administrative expenses decreased by $13.9 million or 8.7% to $144.8 million during fiscal year 1993 from $158.7 million during 1992. This decrease includes reductions in (i) advertising and promotional expenses of $6.7 million, (ii) media costs of $5.4 million and (iii) compensation expenses of $4.2 million. A reduction in domestic selling, general and administrative expenses of $28.4 million in 1993 was partially offset by additional operating costs of the new European subsidiaries and increased product sourcing and royalty fees.
   As a percentage of net sales, selling, general and administrative expenses (exclusive of restructuring charges) remained at approximately 36% in 1993. Changes in the Company's selling, general and administrative expenses cannot be directly related to fluctuations in sales volumes as a substantial portion of such expenses are (i) fixed in nature, such as compensation and benefits for management and administrative personnel, rent, insurance, depreciation and other overhead charges or (ii) incurred to benefit future periods, such as media, advertising and trade show expenses.

Litigation Settlements, Net   Fiscal 1993 results include a credit of $2.7
million relating to the partial recovery of the fiscal 1992 charges for the settlement by the Company of three separate consolidated shareholder class action lawsuits and the related actions. See Notes to Consolidated Financial Statements, Note 13 - Litigation.

Interest Expense/Income Interest expense during 1993 of $4.0 million primarily related to (i) interest costs on the Debentures issued in December 1992 and (ii) short-term borrowings of the Company's wholly owned foreign subsidiaries. During 1992, the Company incurred interest expense of $1.4 million related to the prior revolving bank credit facility.
   Interest income increased to $1.9 million for 1993 from $1.2 million in 1992 due to the investment of higher average daily cash balances. See Liquidity and Capital Resources.

L.A. GEAR, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

The following table sets forth certain data with respect to the Company's liquidity and capital resources:

                                                            YEAR ENDED NOVEMBER 30,
                                                       --------------------------------
                                                           1994        1993        1992
- ---------------------------------------------------------------------------------------
(in thousands, except interest rates)

Cash and cash equivalents                              $ 49,710    $ 27,790    $ 83,982(A)
Working capital                                         147,848     161,948     168,049
Cash provided by (used in) operating activities          28,369     (66,763)     91,455
Cash used in investing activities                        (4,448)    (22,377)     (4,881)
Cash (used in) provided by financing activities          (1,016)     32,999      (4,014)
Outstanding letters of credit                            36,699      33,553      28,832
Borrowings under international credit facilities            557       3,737          --
Convertible subordinated debentures                      50,000      50,000          --
Mandatorily redeemable preferred stock                  100,000     100,000     100,000
Weighted average interest rates on credit facilities        8.3%        9.0%        6.8%

(A) Included collateralized cash of $29.0 million.

Cash and Cash Equivalents   Cash and cash equivalent balances increased by $21.9
million from November 30, 1993 to a balance of $49.7 million at November 30, 1994 primarily due to improved inventory management offset by cash used to fund operating losses.

Inventory   Through sales of selected excess inventory during 1994, the Company reduced inventory by approximately 3.9 million pairs ($52.2 million), or 41.9%, to 5.4 million pairs ($57.6 million) at November 30, 1994. The decrease in inventory was due primarily to improved inventory management throughout the year and sales of $18.7 million (1.2 million pairs) of selected excess inventory to Wal-Mart during the first quarter of 1994.

Accounts Receivable, Net   Net accounts receivable at November 30, 1994
increased by $4.1 million from the prior year primarily due to the inclusion of the Company's Mexico subsidiary and Far East joint venture in fiscal 1994.

Borrowing Facilities   The Company has a three-year, $75.0 million revolving
line of credit with BankAmerica Business Credit, Inc. for loans and letters of credit, which is scheduled to expire in November 1996 (the "Revolving Facility"). The Revolving Facility is secured primarily by the Company's domestic assets and is subject to certain financial covenants. Borrowings under the Revolving Facility bear interest at a rate equal to, at the Company's option, (i) Bank of America's publicly announced reference rate plus one or two percent (depending on the outstanding principal balance of loans under the Revolving Facility) or (ii) the LIBOR rate plus three or four percent (depending on the outstanding principal balance of loans under the Revolving Facility). There were no domestic cash borrowings under the Revolving Facility at November 30, 1994. The Company had average borrowings of $0.2 million under the Revolving Facility during fiscal 1994. At November 30, 1994, approximately $35.9 mill ion of letters of credit were outstanding and approximately $52.8 million was available for borrowings under the Revolving Facility.
   The Company's foreign subsidiaries have the following credit facilities, denominated in their respective local currency and converted to U.S. dollars at the end-of-period exchange rates, which are secured by certain assets of the respective subsidiary and guaranteed by the Company:

                                       AMOUNT OF FACILITY
                                ----------------------------------       OUTSTANDING AT
                                                  SUBLIMITS            NOVEMBER 30, 1994
                                            ----------------------   ----------------------
                                    TOTAL                  LETTERS         CASH     LETTERS
COUNTRY                         AVAILABLE   BORROWINGS   OF CREDIT   BORROWINGS   OF CREDIT
- -------------------------------------------------------------------------------------------
(in millions)

Germany                              $8.0         $4.0        $4.0         $0.6        $0.6
Netherlands                          $4.6           --          --           --        $0.1

The weighted average interest rates for fiscal 1994, as defined in the respective credit facility agreements and adjusted for current market conditions, for Germany and the Netherlands were 8.7% and 7.3%, respectively.

Convertible Debentures   The Debentures are convertible into shares of the
Company's Common Stock at a conversion rate of $12.30 per share subject to certain anti-dilution adjustments, and are redeemable by the Company at any time on or after November 30, 1995, initially at a specified premium to par, declining to par for redemptions on or after November 30, 2000. The proceeds from the Debentures were primarily used for the implementation of the Company's international expansion program.

Series A Cumulative Convertible Preferred Stock   As long as shares of Series A
Cumulative Convertible Preferred Stock remain outstanding, the holders of such shares are entitled to receive, when, as and if declared by the Board of Directors out of assets of the Company legally available therefor, cumulative cash dividends at an annual rate of 7.5% (if in arrears, compounded quarterly at a rate of 8.625% per annum with respect to dividends in arrears, through the date of payment of such arrearages), payable quarterly in arrears on the last business day of February, May, August and November.

Investment Policies   The Company's cash investment policy allows the investment of available cash in accordance with certain quality, maturity and diversification parameters. The basic

L.A. GEAR, INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


objectives of this policy are: (i) safety and preservation of capital; (ii) liquidity of investments sufficient to meet cash flow requirements; and (iii) attainment of an optimal market rate of return on invested funds consistent with the stated objectives.

Business Combinations   In December 1993 the Company formed a joint venture with
Inchcape Pacific Limited ("Inchcape"), a subsidiary of Inchcape plc, to market and sell L.A. Gear branded products in selected Far East markets. The Company contributed the rights to distribute L.A. Gear branded products and Inchcape contributed $9.9 million in cash. In June 1994, the Company acquired certain assets of the Company's exclusive distributor (and one of its affiliates) in Mexico for $2.0 million. The purchase price was settled by reducing the balance on outstanding amounts owed by the distributor to the Company.

Capital Expenditures   Capital expenditures of $4.0 million in 1994 included
$1.1 million for leasehold improvements and equipment for the domestic distribution center and corporate headquarters; $1.1 million in leasehold improvements and equipment purchases for the international subsidiaries and joint venture; and $0.9 million for leasehold improvements and computer equipment for the recently opened retail outlet stores.

Income Taxes   At November 30, 1994, the Company had a federal tax net operating loss ("NOL") carryforward of approximately $32.5 million which will, if unused, expire in varying amounts in fiscal years 2007 through 2009. The Company also has a federal alternative minimum tax credit carryforward of approximately $3.2 million (available to offset future regular tax liabilities) which may be carried forward indefinitely. California franchise tax NOL carryforwards of approximately $81.8 million will, if unused, expire primarily in fiscal year 1998. In addition, the Company has other state and foreign NOL carryforwards with varying limitations on future utilization.

Liquidity   The short-term and long-term liquidity of the Company is contingent primarily on the Company's future operating results and certain other factors. The Company believes that its present funding sources are sufficient to sustain the Company's anticipated short-term and long-term liquidity needs. These needs are based on a number of factors including the size of the business and related working capital needs, the extent of the international subsidiaries' funding requirements, the extent to which the Company seeks to acquire or license other footwear brands and the level of domestic operating costs. In the event that the Company's future operating results fall below management's expectations, additional sources of funding may be necessary and difficult to obtain. The Company may need to secure additional financing for future acquisitions which may be difficult to obtain. See Outlook for Fiscal 1995.


OUTLOOK FOR FISCAL 1995

During the last three years, the Company's ongoing restructuring plan has centered on disciplined expense management, improved product quality and procurement and focused inventory management. In 1994 the Company recognized the need to redirect its sales and marketing efforts in order to increase sales and re-energize the L.A. Gear brand. In 1995 L.A. Gear will return to its heritage as a women's athletic/lifestyle brand, seek to capitalize on the strength of the children's business to build sales through styling and innovation in both lighted and non-lighted product lines and streamline its L.A. Gear(R) and FLAK(TM) men's product lines.
   The Company's marketing and promotional efforts in 1995 will be directed towards re-establishing the women's brand and capitalizing on the strength of the children's business. A national television and print campaign will be launched in the second quarter directed toward women. Children's television commercials will air throughout the year. In addition, FLAK(TM) will be supported by a grass roots marketing campaign utilizing print, outdoor and radio advertising.
   The Company is encouraged by the combined domestic and international order backlog at December 31, 1994 of approximately $171 million, a 37% increase from December 31, 1993. The backlog includes the minimum $80 million purchase commitment under the Wal-Mart agreement for fiscal 1995. Shipments and sales for future periods depend on, among other things, the combination of "futures" and "at once" orders. Accordingly, the comparison of backlog from period to period may not be indicative of eventual actual shipments.
   As part of a multi-year agreement, Wal-Mart will purchase a minimum of $240 million of L.A Gear branded footwear over the fiscal years 1995, 1996 and 1997 (subject to reduction in 1996 and 1997 if sell-through does not meet designated targets). The agreement does not provide for the sale of FLAK(TM) or any L.A. Gear lighted footwear products to Wal-Mart. The Company's efforts to expand the market for its value-priced products are designed to help generate significant sales volume without unduly affecting the Company's ability to develop a stronger presence in traditional footwear distribution channels.
   The Company believes that the industry is beginning a consolidation phase. Accordingly, in 1995 the Company will seek to implement its "L.A. Brands" strategy aimed at recognizing and capitalizing on opportunities to expand its product lines and distribution channels through the acquisition of other footwear brands and the licensing of key trade names. In January 1995 the Company announced an agreement to acquire Ryka Inc., the first step in the implementation of the "L.A. Brands" strategy. Ryka is a publicly held, Massachusetts-based company which designs, develops and markets high-performance athletic footwear specifically for women. The acquisition is subject to the fulfillment of certain conditions (including approval by Ryka's shareholders) and is scheduled to be completed in the summer of 1995.

L.A. GEAR, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF L.A. GEAR, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of L.A. Gear, Inc. and its subsidiaries at November 30, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse LLP


Los Angeles, California

February 6, 1995

L.A. GEAR, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

                                                                          NOVEMBER 30,
                                                                   ----------------------
                                                                       1994          1993
- -----------------------------------------------------------------------------------------
(in thousands, except share data)

ASSETS

Current assets:
          Cash and cash equivalents                                $ 49,710      $ 27,790
          Accounts receivable, net                                   77,284        73,217
          Inventories                                                57,597       109,797
          Prepaid expenses and other current assets                   9,827         8,960
- -----------------------------------------------------------------------------------------
               Total current assets                                 194,418       219,764

Property and equipment, net                                          11,951        15,739
Goodwill, net                                                        12,317        11,001
Other assets                                                          5,777         8,109
- -----------------------------------------------------------------------------------------
                                                                   $224,463      $254,613
=========================================================================================

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED
STOCK AND SHAREHOLDERS' EQUITY

Current liabilities:
          Accounts payable and accrued liabilities                 $ 46,013      $ 54,079
          Borrowings under international credit facilities              557         3,737
- -----------------------------------------------------------------------------------------
               Total current liabilities                             46,570        57,816
- -----------------------------------------------------------------------------------------
73/4% convertible subordinated debentures due 2002                   50,000        50,000
- -----------------------------------------------------------------------------------------
Minority interest                                                     9,744            --
- -----------------------------------------------------------------------------------------
Mandatorily redeemable preferred stock:
          7.5% Series A cumulative convertible preferred
             stock, $100 stated value; 1,000,000 shares
             authorized, issued and outstanding; redemption
             value of $100 per share                                100,000       100,000
- -----------------------------------------------------------------------------------------
Shareholders' equity:
          Common stock, no par value; 80,000,000 shares
              authorized; 22,936,433 shares issued and
              outstanding at November 30, 1994 (22,934,623
              shares issued and outstanding at November 30, 1993)   128,093       128,076
          Preferred stock, no stated value; 9,000,000 shares
              authorized; no shares issued                               --            --
          Cumulative currency translation adjustment                    194          (836)
          Accumulated deficit                                      (110,138)      (80,443)
- -----------------------------------------------------------------------------------------
                Total shareholders' equity                           18,149        46,797
- -----------------------------------------------------------------------------------------
Commitments and contingencies                                            --            --
- -----------------------------------------------------------------------------------------
                                                                   $224,463      $254,613
=========================================================================================

See accompanying Notes to Consolidated Financial Statements.

L.A. GEAR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    YEAR ENDED NOVEMBER 30,
                                               --------------------------------
                                                   1994        1993        1992
- -------------------------------------------------------------------------------
(in thousands, except per share data)

Net sales                                      $415,966    $398,358    $430,194
Cost of sales                                   292,629     284,133     321,174
- -------------------------------------------------------------------------------
             Gross profit                       123,337     114,225     109,020

Selling, general and administrative expenses    143,913     147,369     171,169
Litigation settlements, net                      (1,268)     (2,700)     23,075
Interest expense                                  4,437       3,956       1,421
Interest income                                  (1,444)     (1,887)     (1,159)
- -------------------------------------------------------------------------------
             Loss before income taxes and
              minority interest                 (22,301)    (32,513)    (85,486)

Income tax benefit                                   --          --     (13,585)
Minority interest                                   106          --          --
- -------------------------------------------------------------------------------
             Net loss                           (22,195)    (32,513)    (71,901)

Dividends on mandatorily redeemable
 preferred stock                                 (7,500)     (7,667)     (7,746)
- -------------------------------------------------------------------------------
             Loss applicable to common stock   $(29,695)   $(40,180)   $(79,647)
===============================================================================
Loss per common share                            $(1.29)     $(1.75)     $(3.76)
===============================================================================
Weighted average common shares outstanding       22,937      22,919      21,180
===============================================================================

See accompanying Notes to Consolidated Financial Statements.

L.A. GEAR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                             YEARS ENDED NOVEMBER 30, 1994, 1993 AND 1992
                                                                    ---------------------------------------------------------------
                                                                                              CUMULATIVE        RETAINED
                                                                         COMMON STOCK           CURRENCY        EARNINGS
                                                                     --------------------    TRANSLATION    (ACCUMULATED
                                                                     SHARES        AMOUNT     ADJUSTMENT        DEFICIT)      TOTAL
- -----------------------------------------------------------------------------------------------------------------------------------
(in thousands)

BALANCE, NOVEMBER 30, 1991                                           19,542     $  92,331          $  --        $ 39,384   $131,715

Exercise of stock options                                               527         1,986             --              --      1,986
Issuance of shares to employee stock savings plan                        22           233             --              --        233
Tax benefit arising from the disposition/exercise of stock options       --         2,089             --              --      2,089
Stock issuance - shareholder litigation settlements                   1,563        17,075             --              --     17,075
Stock issuance - Pentland                                             1,244        14,000             --              --     14,000
Dividends on mandatorily redeemable preferred stock                      --            --             --          (7,746)   (7,746)
Net loss                                                                 --            --             --         (71,901)   (71,901)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1992                                           22,898       127,714             --         (40,263)    87,451

Exercise of stock options                                                17           121             --              --        121
Issuance of shares to employee stock savings plan                        20           241             --              --        241
Currency translation adjustment                                          --            --           (836)             --       (836)
Dividends on mandatorily redeemable preferred stock                      --            --             --          (7,667)    (7,667)
Net loss                                                                 --            --             --         (32,513)   (32,513)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1993                                           22,935       128,076           (836)        (80,443)    46,797

Exercise of stock options                                                 2            17             --              --         17
Currency translation adjustment                                          --            --          1,030              --      1,030
Dividends on mandatorily redeemable preferred stock                      --            --             --          (7,500)    (7,500)
Net loss                                                                 --            --             --         (22,195)   (22,195)
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1994                                           22,937      $128,093           $194       $(110,138)   $18,149
===================================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

L.A. GEAR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                              YEAR ENDED NOVEMBER 30,
                                                                                         ---------------------------------
                                                                                             1994        1993        1992
- --------------------------------------------------------------------------------------------------------------------------
(in thousands)

Operating activities:
        Net loss                                                                          $(22,195)   $(32,513)   $(71,901)
        Adjustments to reconcile net loss to net cash provided by
          (used in) operating activities:
             Depreciation and amortization                                                   8,818       8,644       7,107
             Minority interest in net loss of joint venture                                   (106)         --          --
             Loss on sale or abandonment of property and equipment                              72         317       1,871
             Issuance of shares to employee stock savings plan                                  --         241         233
             Shareholder litigation settlements                                                 --          --      17,075
             (Increase) decrease, net of effects of acquisitions, in:
                      Accounts receivable, net                                              (4,676)     (7,622)     55,101
                      Inventories                                                           53,587     (39,927)     79,192
                      Prepaid expenses and other current assets                                 58      (9,327)      6,343
                      Refundable income taxes                                                   --      23,835      10,880
             (Decrease), net of effects of acquisitions, in:
                      Accounts payable and accrued liabilities                              (6,180)     (6,870)     (6,103)
                      Costs related to discontinued operations                              (1,009)     (3,541)     (8,343)
- --------------------------------------------------------------------------------------------------------------------------
                          Net cash provided by (used in) operating activities               28,369     (66,763)     91,455
- --------------------------------------------------------------------------------------------------------------------------

Investing activities:
        Capital expenditures                                                                (3,969)     (5,307)     (4,881)
        Cash paid for acquisition of subsidiaries, net of cash acquired                       (479)    (17,070)         --
- --------------------------------------------------------------------------------------------------------------------------
                          Net cash used in investing activities                             (4,448)    (22,377)     (4,881)
- --------------------------------------------------------------------------------------------------------------------------

Financing activities:
        Payment of dividends on mandatorily redeemable preferred stock                      (7,500)    (15,413)         --
        Proceeds from minority's investment in joint venture                                 9,850          --          --
        Exercise of stock options and warrants                                                  17         121       1,986
        Proceeds from issuance of common stock                                                  --          --      14,000
        Net proceeds from issuance of convertible subordinated debentures                       --      47,689          --
        Net repayments under domestic credit facilities                                         --          --     (20,000)
        Net (repayments) borrowings under international credit facilities                   (3,383)        602          --
- --------------------------------------------------------------------------------------------------------------------------
                          Net cash (used in) provided by financing activities               (1,016)     32,999      (4,014)
- --------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                                  (985)        (51)         --
- --------------------------------------------------------------------------------------------------------------------------
                          Net increase (decrease) in cash and cash equivalents              21,920     (56,192)     82,560
Cash and cash equivalents at beginning of year, including collateralized cash               27,790      83,982       1,422
- --------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year, including collateralized cash                  $  49,710   $  27,790   $  83,982
==========================================================================================================================

See accompanying Notes to Consolidated Financial Statements.

L.A. GEAR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1. Background and Organization

L.A. Gear, Inc., incorporated on February 7, 1979 in the State of California, designs, develops and markets a broad range of quality athletic and lifestyle footwear for adults and children.


NOTE 2. Summary of Significant Accounting Policies

Basis of Presentation   The consolidated financial statements include the
accounts of L.A. Gear, Inc. and its subsidiaries (collectively referred to as the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Revenue Recognition   Revenues are recognized when title passes based on the
terms of the sale. Sales are recorded net of returns, discounts and allowances.

Cash and Cash Equivalents   Cash equivalents are all highly liquid, temporary
cash investments purchased with a maturity of three months or less.

Barter Transactions   The Company records barter transactions based on the fair
value of nonmonetary assets, primarily inventory, surrendered. Fair market value is presumed to be the asset's carrying value, adjusted for any impairment, so that no gain is recognized on the barter transaction.

Inventories   Inventories, substantially all of which consist of purchased finished goods, are stated at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment   Property and equipment are recorded at cost and
include improvements that significantly add to the productive capacity or extend the useful life of the asset. The costs of major remodeling and improvements relating to leased facilities are capitalized as leasehold improvements. Upon retirement or other disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amount, less any proceeds, is charged or credited to operations. Costs of maintenance and repairs are expensed when incurred. Depreciation and amortization are computed over the estimated useful lives of depreciable assets (three to seven years) on the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the remaining term of the applicable lease or the life of the asset.

Goodwill   The excess of the acquisition cost over the fair value of the net assets of businesses acquired in purchase transactions has been included in goodwill and is amortized, using the straight-line method, over fifteen years.

Foreign Currency Translation   The U.S. dollar is the functional currency for
the Company's consolidated operations except for its foreign subsidiaries which use the currency of their respective countries. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded in a separate component of shareholders' equity.

Forward Exchange Contracts   The Company enters into forward exchange contracts,
generally with terms of less than one year, as a hedge against certain of its foreign currency commitments, primarily repayments of U.S. dollar-denominated liabilities by the Company's foreign subsidiaries. Gains and losses on these contracts are deferred and recognized in the period in which the transactions are completed.

Advertising and Promotional Expenditures   The Company recognizes advertising
and promotional expenses as incurred, or, in the case of endorsement contracts, on the straight-line amortization basis over the term of the contract.

Loss Per Common Share   Loss per common share has been computed based on the
loss applicable to common stock divided by the weighted average number of common shares outstanding during each period.

Income Taxes   In December 1993, the Company adopted Statement of Financial
Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which mandates the liability method of accounting for income taxes. Under the new standard, deferred tax liabilities are recognized for taxable temporary differences and deferred tax assets are recognized for deductible temporary differences and tax loss and credit carryforwards. A valuation allowance is established to reduce deferred tax assets if some, or all, of such deferred tax assets are not likely to be realized. The adoption of SFAS No. 109 did not have a material impact on the Company's consolidated financial statements.

Minority Interest   In December 1993, a joint venture was formed with Inchcape
Pacific Limited ("Inchcape"), a wholly owned subsidiary of Inchcape plc, to engage in marketing, distribution and sales of L.A. Gear(R) branded footwear, apparel and accessories in selected Far East markets. The Company contributed the rights to distribute L.A. Gear branded products for a 50% share in the joint venture. Profits and losses are allocated based on specific terms of the joint venture agreement. The Company has a unilateral purchase option to acquire a majority interest in the joint venture and, accordingly, the Company has consolidated the accounts of the joint venture. Minority interest represents Inchcape's interest in the equity of the joint venture.

Reclassifications   Reclassifications have been made to certain 1993 and 1992
amounts in order to conform to the 1994 presentation.

L.A. GEAR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3. Business Acquisitions

Effective June 8, 1994, the Company acquired for $2.0 million certain assets of the Company's exclusive distributor (and one of its affiliates) in Mexico. The excess of the purchase price over the estimated fair value of net assets acquired in such transaction, amounting to $1.1 million, has been recorded as goodwill. The purchase price for the acquisition was settled by reducing the balance on outstanding amounts owed by the distributor to the Company. The acquisition was accounted for under the purchase method and, accordingly, the acquired assets have been recorded at their estimated fair value at the effective date of the acquisition.
   Effective March 1, 1993, the Company acquired for $8.3 million in cash all of the share capital of the exclusive distributor of the Company's products in Germany. During 1993, the Company also acquired for $8.7 million in cash (i) all of the share capital of the Company's exclusive distributor in the Netherlands and (ii) certain assets and assumed certain liabilities of its exclusive distributors in the United Kingdom, Belgium and Austria. The excess of the consideration paid over the estimated fair value of net assets acquired in such transactions, amounting to $11.5 million, has been recorded as goodwill. Each of these acquisitions was accounted for under the purchase method and the consolidated results of operations of the Company include those of the acquired subsidiaries since the effective dates of acquisition.
   The pro forma results of operations for the fiscal years ended November 30, 1994 and 1993, assuming the above acquisitions had taken place at the beginning of the respective periods, would not be materially different from the historical amounts reported.


NOTE 4. Supplemental Disclosures of Cash Flow Information

                                                 1994          1993        1992
- -------------------------------------------------------------------------------
(in thousands)

Cash paid (received) during the year for:
     Interest, net                             $2,989      $  1,972    $   (599)
===============================================================================
     Income taxes, net                         $   --      $(24,404)   $(24,465)
===============================================================================

Noncash investing activities:
     Acquisition of Mexican distributor's
        assets                                 $1,953      $     --    $     --
===============================================================================
     Write-off of property related to
        discontinued operations                $   --      $     --    $  5,105
===============================================================================

Noncash financing activities:
     Dividends accrued on mandatorily
         redeemable preferred stock            $   --      $     --    $  7,746
===============================================================================
     Common stock issuance related
        to shareholder litigation
        settlements                            $   --      $     --    $ 17,075
===============================================================================


NOTE 5. Accounts Receivable

Accounts receivable, net of allowance for doubtful accounts and merchandise returns, consist of the following:

                                                           NOVEMBER 30,
                                                       -------------------
                                                          1994        1993
- --------------------------------------------------------------------------
(in thousands)

Trade receivables
    Domestic                                           $55,531     $54,434
    International                                       24,552      16,854
- --------------------------------------------------------------------------
                                                        80,083      71,288
Other receivables                                        3,676       7,846
- --------------------------------------------------------------------------
                                                        83,759      79,134
Less allowance for doubtful accounts and
  merchandise returns                                   (6,475)     (5,917)
- --------------------------------------------------------------------------
                                                       $77,284     $73,217
==========================================================================

The Company's domestic customers consist primarily of department, shoe, sporting goods and athletic footwear stores and wholesale distributors. None of the Company's customers individually accounted for 10% or more of the Company's net sales in 1994, 1993 or 1992. The Company's five largest customers worldwide, in the aggregate, accounted for approximately 26.8%, 20.7% and 26.3% of the Company's net sales in 1994, 1993 and 1992, respectively. Sales in the United States represented 71.5%, 71.9%, and 72.4% in 1994, 1993 and 1992, respectively, of the Company's consolidated net sales. Sales in Europe represented 15.4%, 13.9%, and 13.5% in 1994, 1993 and 1992, respectively, of the Company's consolidated net sales. In 1994, sales to the Company's foreign subsidiaries' customers represented 12% of the Company's consolidated net sales. Sales in any individual geographic region outside the United States or Europe represented less than 10% of consolidated net sales in 1994, 1993 and 1992.


NOTE 6. Property and Equipment

Property and equipment, net of accumulated depreciation and amortization, consist of the following:


                                                          NOVEMBER 30,
                                                      -------------------
                                                         1994        1993
- -------------------------------------------------------------------------
(in thousands)

Computer software and equipment                       $22,253     $21,486
Furniture and equipment                                11,046       8,792
Leasehold improvements                                  6,722       5,640
- -------------------------------------------------------------------------
                                                       40,021      35,918
Less accumulated depreciation and amortization        (28,070)    (20,179)
- -------------------------------------------------------------------------
                                                      $11,951     $15,739
=========================================================================

L.A. GEAR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7. Bank Borrowings

The Company has a three-year, $75.0 million revolving line of credit with BankAmerica Business Credit, Inc. for loans and letters of credit which is scheduled to expire in November 1996 (the "Revolving Facility"). The Revolving Facility is secured primarily by the Company's domestic assets and is subject to certain financial covenants. Borrowings under the Revolving Facility bear interest at a rate equal to, at the Company's option, (i) Bank of America's publicly announced reference rate plus one or two percent (depending on the outstanding principal balance of loans under the Revolving Facility) or (ii) the LIBOR rate plus three or four percent (depending on the outstanding principal balance of loans under the Revolving Facility).
   There were no domestic cash borrowings under the Revolving Facility at November 30, 1994. The Company had average borrowings of $0.2 million under the Revolving Facility during fiscal 1994. At November 30, 1994, approximately $35.9 million of letters of credit were outstanding and approximately $52.8 million was available for borrowings under the Revolving Facility.
   The Company's foreign subsidiaries have the following credit facilities, denominated in their respective local currency and converted to U.S. dollars at the end-of-period exchange rates, which are secured by certain assets of the respective subsidiary and guaranteed by the Company:


                       AMOUNT OF FACILITY
                ---------------------------------      OUTSTANDING AT
                                  SUBLIMITS           NOVEMBER 30, 1994
                            ---------------------   ---------------------
                    TOTAL                 LETTERS                 LETTERS
COUNTRY         AVAILABLE   BORROWINGS  OF CREDIT   BORROWINGS  OF CREDIT
- -------------------------------------------------------------------------
(in millions)

Germany              $8.0         $4.0       $4.0         $0.6       $0.6
Netherlands          $4.6           --         --           --       $0.1

The weighted average interest rates for fiscal 1994, as defined in the respective credit facility agreements and adjusted for current market conditions, for Germany and the Netherlands were 8.7% and 7.3%, respectively.


NOTE 8. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:


                                                    NOVEMBER 30,
                                                -------------------
                                                   1994        1993
- -------------------------------------------------------------------
(in thousands)

Accounts payable and other accrued liabilities  $32,251     $34,179
Accrued inventory purchases                      11,327      16,900
Accrued non-recurring charges                     2,435       3,000
- -------------------------------------------------------------------
                                                $46,013     $54,079
===================================================================

Accounts payable include issued but uncleared checks of $3.0 million and $2.5 million at November 30, 1994 and 1993, respectively.
   In 1994, the Company recorded selling, general and administrative charges of $2.5 million for costs associated with the realignment of the Company's senior management. In 1993, the Company recorded selling, general and administrative restructuring charges of $2.6 million for estimated costs associated with a reduction of its workforce.


NOTE 9. Convertible Subordinated Debentures

On December 24, 1992, the Company completed a private sale of $50 million aggregate principal amount of the Debentures. On June 18, 1993, the Debentures were registered under the Securities Act of 1933, as amended. Effective July 1, 1993, the Debentures were accepted for trading on the National Association of Securities Dealers Automated Quotations (NASDAQ) Small Cap Market. The fair market value of the Debentures at November 30, 1994 was $34.5 million. The Debentures are convertible into shares of the Company's Common Stock (the "Common Stock") at a conversion rate of $12.30 per share, subject to certain anti-dilution adjustments, and are redeemable by the Company at any time on or after November 30, 1995, initially at a specified premium to par, declining to par for redemptions on or after November 30, 2000. Interest is payable semi-annually on May 31 and November 30.


NOTE 10. Series A Cumulative Convertible Preferred Stock

In September 1991, the Company consummated the sale of one million shares of Series A cumulative convertible preferred stock (the "Series A Preferred Stock") to Trefoil Capital Investors, L.P. ("Trefoil") for an aggregate purchase price of $100 million.
   With respect to dividend rights and rights on liquidation, dissolution and winding up, Series A Preferred Stock ranks senior to the Common Stock and senior to any other series or class of preferred stock which may be issued by the Company (collectively, "Junior Securities").
   In the event of any liquidation, dissolution or winding up of the Company, holders of Series A Preferred Stock will be entitled to receive in preference to holders of Junior Securities an amount equal to $100 per share plus all accrued but unpaid dividends.
   As long as shares of Series A Preferred Stock remain outstanding, the holders of such shares are entitled to receive, when, as and if declared by the Board of Directors out of assets of the Company legally available therefor, cumulative cash dividends at an annual rate of 7.5% (if in arrears, compounded quarterly at a rate of 8.625% per annum with respect to dividends in arrears, through the date of payment of such arrearages), payable quarterly in arrears on the last business day of February, May, August and November.

L.A. GEAR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   Each share of Series A Preferred Stock is convertible at the option of the holder into ten shares of Common Stock at $10.00 per common share, subject to certain antidilution adjustments (the "Conversion Price").
   The Series A Preferred Stock may be redeemed by the Company any time after the second anniversary of the issuance date (in integral multiples having an aggregate stated value of at least $15 million) if (i) all quarterly dividends on the Series A Preferred Stock have been paid in full and (ii) the market price of the Common Stock is equal to at least 175% of the Conversion Price for thirty consecutive trading days preceding the notice of redemption.
In any such event, the redemption price per share will be equal to $100, plus accrued and unpaid dividends to the redemption date.
   The Company is required to redeem 350,000 shares of the original issue on August 31, 1996, and 162,500 shares on each August 31 thereafter until all remaining shares of Series A Preferred Stock have been redeemed. The number of shares to be redeemed by the Company on any mandatory redemption date shall be reduced by the number of shares optionally redeemed by the Company prior to such date, to the extent such shares have not previously been credited against the Company's mandatory redemption obligations. If the Company shall fail to redeem shares of Series A Preferred Stock when required, the annual dividend rate on the outstanding shares of Series A Preferred Stock will be increased to 10.125% (compounded quarterly with respect to dividends in arrears at a rate of 11.644% per annum) of the stated value of such shares plus accrued and unpaid dividends from the date of failure to redeem through the date of redemption. If less than all of the outstanding shares of Series A Preferred S tock are to be redeemed, the shares of Series A Preferred Stock to be redeemed shall be selected pro rata.


NOTE 11. Stock Options and Employee Benefit Plans

In April 1992, an affiliate of Pentland Group, plc purchased 1,244,445 shares of the Company's Common Stock for $14 million in cash. At November 30, 1994, such affiliate held an option to purchase 400,000 shares of Common Stock (200,000 at $13.50 per share and 200,000 at $16.125 per share), all of which are currently exercisable and expire on April 28, 1996.

1986 Stock Option Plan   The Company has adopted a noncompensatory stock option
plan (the "1986 Plan"), which was approved by the Company's shareholders, for eligible employees, directors and consultants of the Company. Incentive stock options and nonqualified stock options may be issued under this stock option plan to purchase up to 3,500,000 shares of Common Stock and may be exercisable for a period of up to ten years from the date of grant. Options granted to date have been granted at prices equal to the fair market value of the Common Stock at the grant date.
   A summary of stock option activities under the 1986 Plan is as follows:


                             NUMBER OF SHARES              OPTION PRICES
- ------------------------------------------------------------------------
Outstanding at November 30, 1991    2,111,009           $ 2.88 to $33.63


Granted                               518,539           $10.38 to $16.00
Exercised                            (526,840)          $ 2.88 to $12.75
Canceled                             (344,522)          $ 6.13 to $31.13
- ------------------------------------------------------------------------
Outstanding at November 30, 1992    1,758,186           $ 3.13 to $33.63


Granted                               411,666           $ 9.25 to $11.25
Exercised                             (16,776)          $ 6.13 to $11.25
Canceled                             (181,185)          $ 3.13 to $28.88
- ------------------------------------------------------------------------
Outstanding at November 30, 1993    1,971,891           $ 6.13 to $33.63


Granted                               131,000           $ 5.63 to $11.38
Exercised                              (1,810)                     $6.13
Canceled                             (361,983)          $ 6.13 to $24.63
- ------------------------------------------------------------------------
Outstanding at November 30, 1994    1,739,098           $ 5.63 to $33.63
========================================================================

At November 30, 1994, 1,739,098 common shares were reserved for the exercise of outstanding options, 1,264,158 shares were exercisable and 363,330 shares were available for grant (1,151,696 shares were exercisable and 132,347 shares were available for grant at November 30, 1993).

1992 Stock Option Plan   In June 1992, the Company adopted, and the shareholders
approved, a separate stock option plan for Eligible Non-Employee Directors (the "1992 Plan").
   The 1992 Plan provides that upon election or appointment to the Company's Board of Directors, each Eligible Non-Employee Director (as defined in the
1992 Plan) shall receive a one-time grant of an option to purchase 20,000 shares of Common Stock at a price equal to the Fair Market Value (as defined in the 1992 Plan) of the Common Stock on the date the option is granted. Up to 400,000 shares of Common Stock may be issued or transferred pursuant to the 1992 plan.
   A summary of stock option activities under the 1992 Plan is as follows:


                             NUMBER OF SHARES          OPTION PRICES
- --------------------------------------------------------------------
Outstanding at November 30, 1992       40,000                 $14.00


Granted                                40,000                  $9.75
Exercised                                  --                     --
Canceled                                   --                     --
- --------------------------------------------------------------------
Outstanding at November 30, 1993       80,000        $9.75 to $14.00


Granted                                    --                     --
Exercised                                  --                     --
Canceled                                   --                     --
- --------------------------------------------------------------------
Outstanding at November 30, 1994       80,000        $9.75 to $14.00
====================================================================

L.A. GEAR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


At November 30, 1994, 80,000 shares were reserved for the exercise of outstanding options, 50,000 shares were exercisable and 320,000 shares were available for grant (30,000 shares were exercisable and 320,000 shares were available for grant at November 30, 1993).

1993 Stock Incentive Plan   In April 1993, the Company adopted, and the
shareholders approved, a stock incentive plan (the "1993 Plan") for eligible employees, directors, officers and consultants of the Company. Incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, performance units and performance shares may be granted under the 1993 Plan. Up to 2,500,000 shares of Common Stock may be issued or transferred pursuant to the 1993 Plan. Options granted under this plan may be exercisable for a period of up to ten years from the date of grant. Options granted to date under the 1993 Plan have been granted at an exercise price equal to the average closing price of the Common Stock on the New York Stock Exchange composite tape for each of the five consecutive trading days immediately preceding the grant date.
   A summary of stock option activities under the 1993 Plan is as follows:


                                      NUMBER OF SHARES          OPTION PRICES
- -----------------------------------------------------------------------------
Outstanding at November 30, 1992                    --                     --
Granted                                        750,000                 $11.55
Exercised                                           --                     --
Canceled                                            --                     --
- -----------------------------------------------------------------------------
Outstanding at November 30, 1993               750,000                 $11.55


Granted                                      1,423,178        $5.75 to $11.38
Exercised                                           --                     --
Canceled                                      (144,403)        $6.00 to $7.78
- -----------------------------------------------------------------------------
Outstanding at November 30, 1994             2,028,775        $5.75 to $11.55
=============================================================================

At November 30, 1994, 2,028,775 shares were reserved for the exercise of outstanding options, 587,499 shares were exercisable and 471,225 shares were available for grant (375,000 shares were exercisable and 1,750,000 shares were available for grant at November 30, 1993).

Employee Stock Savings Plan   The Company has a defined contribution employee
stock savings plan covering substantially all employees who are at least 21 years of age and through November 1994 had completed at least ninety days of employment. The plan was amended in December 1994 to allow eligible employees participation after thirty days of employment. The Company made matching contributions of $397,000, $402,000 and $241,000 for 1994, 1993 and 1992,
respectively, in respect to employee contributions to such plan.


NOTE 12. Income Taxes

In fiscal 1994, the Company adopted SFAS No. 109, "Accounting for Income Taxes." See Note 2 - Summary of Significant Accounting Policies.
   Domestic and foreign components of loss from continuing operations before income taxes and minority interest are as follows:


                                        YEAR ENDED NOVEMBER 30,
                                   --------------------------------
                                       1994        1993        1992
- -------------------------------------------------------------------
(in thousands)

Domestic                           $(12,093)   $(24,555)   $(84,464)
Foreign                             (10,208)     (7,958)     (1,022)
- -------------------------------------------------------------------
                                   $(22,301)   $(32,513)   $(85,486)
===================================================================

   Income tax benefit is summarized as follows:


                                        YEAR ENDED NOVEMBER 30,
                                   --------------------------------
                                      1994        1993         1992
- -------------------------------------------------------------------
(in thousands)

Current:
   Federal                         $    --     $    --     $(24,741)
   State                                --          --         (110)
- -------------------------------------------------------------------
                                        --          --      (24,851)
- -------------------------------------------------------------------
Deferred:
   Federal                              --          --       11,266
- -------------------------------------------------------------------
                                        --          --       11,266
- -------------------------------------------------------------------
                                   $    --     $    --     $(13,585)
===================================================================

   In 1994 and 1993, the difference between the tax benefit computed based on applying the U.S. statutory income tax rate to the loss before income taxes and minority interest and the recorded benefit was primarily due to the nonrecognition of tax benefits for operating losses as evaluated under the provisions of the relevant tax accounting standard in effect for each year.
   Temporary differences and carryforwards which give rise to deferred tax assets, net of valuation allowance, at November 30, 1994 are as follows:

                                                      NOVEMBER 30,
                                                              1994
- ------------------------------------------------------------------
(in thousands)

Loss carryforwards                                        $ 27,986
Tax credit carryforwards                                     3,226
Reserves and accrued expenses                               10,542
Depreciation and amortization                                4,004
Other                                                        1,147
- ------------------------------------------------------------------
Total deferred tax assets                                   46,905
Less valuation allowance                                   (46,905)
- ------------------------------------------------------------------
   Net deferred tax assets                                $     --
==================================================================

                                       28

L.A. GEAR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


At November 30, 1994, the Company had a federal tax net operating loss ("NOL") carryforward of approximately $32.5 million which will, if unused, expire in varying amounts in fiscal years 2007 through 2009. The Company also has a federal alternative minimum tax credit carryforward of approxi-mately $3.2 million (available to offset future regular tax liabilities) which may be carried forward indefinitely. California franchise tax NOL carryforwards of approximately $81.8 million will, if unused, expire primarily in fiscal year 1998. In addition, the Company has other state and foreign NOLcarryforwards with varying limitations on future utilization.
   The components of the deferred income tax provision are presented for prior years according to Accounting Principles Board (APB) Opinion No. 11:


                                                 YEAR ENDED NOVEMBER 30,
                                                 -----------------------
                                                     1993           1992
- ------------------------------------------------------------------------
(in thousands)

Valuation and other reserves                      $    --        $13,774
Other, net                                             --         (2,508)
- ------------------------------------------------------------------------
                                                  $    --        $11,266
========================================================================


NOTE 13. Litigation

Settlements   Fiscal 1994 results include a net credit of $1.3 million
representing settlement income primarily in connection with trademark and patent infringement lawsuits partially offset by expenses relating to the settlement of employment litigation and a dispute with a former distributor. Fiscal 1993 results include a credit of $2.7 million relating to the partial recovery of $23.1 million in fiscal 1992 charges for the settlement by the Company of three separate consolidated shareholder class action lawsuits and related actions (the "Settlements"). Pursuant to the Settlements, the Company contributed $5.5 million in cash and 1,562,499 shares of Common Stock into three separate settlement funds from which members of the plaintiff classes were paid. The Company recorded a $17.1 million increase in Common Stock in fiscal 1992 which represented the fair market value of shares of Common Stock issued in connection with the Settlements.

Pending Litigation   The Company is a defendant in certain legal actions. In the opinion of management, the disposition of these actions is not expected to have a material adverse effect upon the Company's financial position or results of operations.


NOTE 14. Commitments and Contingencies

The Company has entered into various agreements for the purpose of obtaining footwear technology and product sourcing. Such agreements provide for, among other things, fees and royalties to be paid. At November 30, 1994, the aggregate amount of future commitments under such contracts totaled $9.2 million and are to be paid as follows: $7.2 million in 1995, $1.0 million in 1996, $0.3 million in 1997, $0.4 million in 1998, and $0.3 million in 1999.
   The Company has entered into various agreements with professional athletes and professional basketball teams for endorsements of the Company's products. Such agreements provide for, among other things, fees and royalties to be paid. At November 30, 1994, the aggregate amount of future commitments under such contracts totaled $5.0 million and are to be paid as follows: $2.2 million in 1995, $1.1 million in 1996, $1.0 million in 1997, $0.5 million in 1998 and $0.2 million in 1999.
   In September 1994, the Company entered into a one-year management and consulting agreement with Shamrock Capital Advisors, Inc. ("SCA"), a company which provides management and consulting services to Trefoil. This agreement shall be automatically renewed for an additional one year period if not terminated by either party prior to July 14, 1995. Pursuant to the agreement, compensation for SCA's future services through the expiration of such agreement will be $0.5 million per year. Selling, general and administrative expenses included $0.7 million in 1994, $0.6 million in 1993 and $0.5 million in 1992 for fees to SCA. SCA is an affiliate of Trefoil.
   The Company enters into forward exchange contracts as a hedge against certain of its foreign currency commitments, primarily repayments of U.S. dollar-denominated liabilities by the Company's foreign subsidiaries. At November 30, 1994, the aggregate amount of such forward currency exchange contracts totaled $11.9 million. These contracts all mature on or before September 30, 1995.
   The Company occupies certain facilities, including corporate offices and distribution centers, and rents certain equipment under operating leases.
Rental expense for 1994, 1993 and 1992 amounted to approximately $8.4 million, $8.1 million and $10.9 million, respectively.

L.A. GEAR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   At November 30, 1994, the minimum rental commitments under noncancelable operating leases with an initial or remaining term in excess of one year were as follows:


YEAR ENDED NOVEMBER 30:
- ----------------------------------------------------------------------------
                                                              (in thousands)

1995                                                                  $6,455
1996                                                                   5,497
1997                                                                   5,339
1998                                                                   4,012
1999                                                                   3,079
Thereafter                                                             5,833
- ----------------------------------------------------------------------------
                                                                     $30,215
============================================================================


NOTE 15. Subsequent Event

On January 29, 1995, the Company and Ryka Inc. ("Ryka") entered into a definitive merger agreement, providing for the acquisition of all of the issued and outstanding shares of the common stock of Ryka by the Company. The merger transaction is anticipated to close during the summer of 1995 and is subject to certain conditions, including the effectiveness of a registration statement to be filed with the Securities and Exchange Commission and the approval by regulatory authorities and the shareholders of Ryka.


NOTE 16. Market for the Registrant's Common Stock and Related Stockholder Matters; Selected Quarterly Financial Data (Unaudited)

The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LA". The following table presents summarized unaudited quarterly results and the range of high and low closing sales prices on the New York Stock Exchange for the indicated fiscal quarters.


                                                  FIRST QUARTER         SECOND QUARTER
                                               --------------------   -------------------
                                                    1994       1993    1994(1)       1993
- -----------------------------------------------------------------------------------------
(in thousands, except per share data)

Net sales                                      $ 120,436   $ 76,327   $ 84,248   $ 84,572
Gross profit                                      34,909     20,376     23,657     24,457
Net income (loss)                                 (2,027)   (11,562)   (11,765)   (13,159)
Income (loss) per common share:
   Primary                                     $   (0.17)  $  (0.59)  $  (0.59)  $  (0.66)
=========================================================================================
   Fully diluted                               $   (0.17)  $  (0.59)  $  (0.59)  $  (0.66)
=========================================================================================
Price range of Common Stock:
   High                                        $   11.38   $  11.88   $   7.50   $  13.00
   Low                                              7.00       9.38       5.63       8.25


                                                   THIRD QUARTER         FOURTH QUARTER
                                                 ------------------   ---------------------
                                                  1994(2)   1993(2)   1994(1)(2)    1993(1)
- -------------------------------------------------------------------------------------------
(in thousands, except per share data)

Net sales                                        $126,550  $142,967     $ 84,732   $ 94,492
Gross profit                                       42,180    47,204       22,591     22,188
Net income (loss)                                   6,526     7,222      (14,929)   (15,014)
Income (loss) per common share:
   Primary                                       $   0.20  $   0.23     $  (0.73)  $  (0.74)
===========================================================================================
   Fully diluted                                 $   0.20  $   0.22     $  (0.73)  $  (0.74)
===========================================================================================
Price range of Common Stock:
   High                                          $   7.00  $  13.00     $   8.25   $  11.88
   Low                                               5.63      9.13         5.37       9.13


(1) The Company incurred charges of $2.3 million and $0.2 million for costs associated with the realignment of the senior management of the Company in the second and fourth quarter of 1994, respectively. In the fourth quarter of 1993, a non-recurring charge of $2.6 million was recorded in selling, general and administrative expenses. See Note 8 - Accounts Payable and Accrued Liabilities.

(2) In the second and third quarters of 1994, the Company entered into various settlement agreements primarily in connection with trademark and patent infringement actions pursuant to which it recorded net litigation settlement income of $0.3 million and $2.9 million, respectively. In the fourth quarter of 1994, the Company recorded $1.9 million of expenses primarily related to the settlement of employment litigation and a dispute with a former distributor. In June 1993, the Company received $2.7 million as a recovery of part of the cost of the settlement by the Company of three separate shareholder class action lawsuits and related actions. See Note 13 - Litigation.

At February 6, 1995, the Company had approximately 19,400 holders of record of its Common Stock. To date, the Company has not paid cash dividends on its Common Stock. The terms of the Series A Preferred Stock place restrictions on the ability of the Company to pay dividends on the Common Stock. The Company does not anticipate paying any dividends on the Common Stock in the foreseeable future.

                                       30