Form 10-K, Exhibit 13
period 1995-11-30
LA GEAR INC
filed 1996-02-28
CIK 793937

                                                                    EXHIBIT 13.1
                                                                    ------------
L.A. GEAR, INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
--------------------------------------------------------------------------
OPERATIONS
----------
All references to years are to the fiscal years ended November 30, 1995, 1994 and 1993 as applicable.

1995 COMPARED TO 1994

Net Sales In 1995 the Company's net sales decreased by 28.7% to $296.6 million from $416.0 million in 1994 primarily due to (i) a 23.8% decrease in the total number of pairs sold to 17.5 million pairs in 1995 from 22.9 million pairs in 1994 and (ii) a decrease of $1.36 in the overall average selling price per pair. Domestic net sales decreased by 35.3% from the prior year. International net sales, which accounted for approximately 35.1% of the Company's total net sales, decreased by 12.1% from the previous year.

  The following table sets forth certain information regarding the Company's net sales:

                                             NET SALES
                                    ---------------------------------
                                         1995              1994
                                    ---------------   ---------------
                                       $        %        $        %
---------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

DOMESTIC FOOTWEAR
     CHILDREN'S                     $107,570    36%   $165,460    40%
     WOMEN'S                          46,422    16      63,218    15
     MEN'S                            35,842    12      67,186    16
OTHER                                  2,659     1       1,721     1
---------------------------------------------------------------------
     TOTAL DOMESTIC SALES            192,493    65     297,585    72

INTERNATIONAL FOOTWEAR
     CHILDREN'S                       57,623    19      48,340    11
     WOMEN'S                          22,500     8      25,431     6
     MEN'S                            18,810     6      40,643    10
OTHER                                  5,125     2       3,967     1
---------------------------------------------------------------------
     TOTAL INTERNATIONAL SALES       104,058    35     118,381    28

     TOTAL NET SALES                $296,551   100%   $415,966   100%
                                    ========   ===    ========   ===


  The following table sets forth the percentage changes, by Children's, Women's and Men's categories, in the number of pairs sold during 1995 as compared to 1994:

                                   CHANGES BETWEEN 1995 AND 1994
                                   -----------------------------
VOLUME OF FOOTWEAR SOLD       DOMESTIC       INTERNATIONAL     TOTAL
----------------------------------------------------------------------
CHILDREN'S                     (26.2)%           14.1 %        (17.0)%
WOMEN'S                        (19.5)%          (28.4)%        (22.2)%
MEN'S                          (35.4)%          (51.1)%        (41.4)%
----------------------------------------------------------------------
TOTAL VOLUME (DECREASE)        (26.3)%          (17.6)%        (23.8)%

  The decrease in 1995 domestic net sales principally represents (i) a 26.2% drop in the number of pairs of children's shoes sold primarily due to a $49.4 million decrease in domestic sales of children's lighted product, (ii) a 35.4% decrease in the number of pairs of men's shoes sold in 1995 compared to 1994 primarily due to sales of approximately $12.0 million of a newly introduced men's lighted LEAP GEAR(TM) product line in the first quarter of 1994 without a comparable introduction in the first quarter of 1995 and lower sales of the FLAK(TM) product line in 1995 compared to 1994, (iii) a 19.5% decrease in the number of pairs of women's shoes sold in 1995 compared to 1994 primarily due to overall reduced demand and (iv) a decrease of $2.33 in the average selling price per pair to $15.65 in 1995 from $17.98 in 1994. Due to the long lead times required to introduce new footwear products to market, the Company was unable to offer more women's shoe styles in 1995 despite its refocussed efforts on the women's and children's markets. A greater number of styles will be introduced in 1996. The decrease in the average selling price per pair was principally due to the Company's focus on offering more value-priced products for men and women, a reduced emphasis on more expensive performance athletic footwear and sales of a product line developed for Wal-Mart. Sales to Wal-Mart amounted to $45.3 million and $39.6 million in 1995 and 1994, respectively.

  Total sales of the Company's children's lighted shoes decreased by $36.4 million to $122.3 million in 1995 from $158.7 million in 1994. Sales of children's lighted shoes accounted for 74.0% and 74.2% of total children's net sales in 1995 and 1994, respectively. Domestic sales of children's lighted product decreased by $49.4 million in 1995 compared to 1994 primarily due to a drop in both volume (4.3 million pairs from 6.2 million pairs) and average selling price per pair ($16.99 from $19.73) as a result of excess inventory at retailers, lower priced lighted shoes offered by competitors and the possible effect of adverse publicity regarding selected styles of its children's lighted shoes manufactured prior to May 1994 which utilized motion-activated switches containing mercury. Internationally, sales of children's lighted product grew by $13.0 million in 1995 compared to 1994, particularly in Europe and Asia.

  Sales by the Company's European subsidiaries and Far East joint venture increased by 23.7% compared to 1994 principally due to increased demand for children's lighted products. Overall, the average selling price per pair internationally increased by $0.87 from $17.71 in 1994 to $18.58 in 1995. Total international net sales in 1995 decreased by approximately $14.3 million from the prior year primarily due to reduced sales in Mexico, Central and South America and Poland. Sales in Mexico, Central and South America were adversely affected by poor economic conditions in those regions. In 1994 the Company sold approximately $6.5 million in excess inventory into Poland with no corresponding sale in 1995. The number of pairs of men's shoes sold internationally decreased by 51.1% from the prior year primarily due to lower sales of the FLAK(TM) product line in Germany and the impact of the lower sales in Mexico, Central and South America and Poland. The number of pairs of women's shoes sold internationally decreased by 28.4% primarily due to overall reduced demand.

Gross Profit Gross profit increased to 29.9% for 1995 from 29.7% in 1994 primarily due to the improvement in the international gross margin to 36.0% from 30.0% in the prior year as a result of the increased demand for children's lighted products and reduced international sales of excess inventory in 1995. The increase in the international margin was partially offset by a decrease in the domestic gross margin to 26.7% in 1995 from 29.5% in 1994 primarily as a result of domestic sales of selected discontinued men's styles in 1995 and an increase in inventory obsolescence reserves in the fourth quarter.

Selling, General and Administrative Expenses In September 1995, the Company announced a corporate reorganization plan designed to reengineer key business processes, streamline the Company's organizational structure and substantially reduce operating expenses. The reorganization plan resulted in a restructuring charge of $5.1 million in 1995 primarily relating to the elimination of approximately 160 full time jobs, the closure of the Company's retail outlet division and office space consolidation at the corporate headquarters. In addition, during the fourth quarter of 1995 the Company incurred non-recurring charges of $5.6 million in connection with (i) a $4.6 million increase in the reserve for unused barter credits and (ii) a $1.0 million write off of goodwill related to the acquisition of certain assets of the Company's exclusive distributor (and one of its affiliates) in Mexico in June 1994. In 1994 the Company incurred non-recurring charges of $2.5 million for payments due under contractual obligations to certain individuals upon realignment of senior management. Exclusive of restructuring and non-recurring charges of $10.7 million and $2.5 million in 1995 and 1994 respectively, total selling, general and administrative expenses decreased by $10.5 million or 7.4% to $130.9 million during 1995 from $141.4 million during 1994.

  Domestic selling, general and administrative expenses (exclusive of restructuring and non-recurring charges of $10.2 million) decreased by $15.4 million or 14.1% in 1995. This decrease includes reductions in (i) compensation expenses of $4.1 million, (ii) sourcing fees of $3.1 million, (iii) depreciation of $2.0 million, (iv) advertising and promotional expenses of $1.9 million, (v) legal fees of $1.5 million, (vi) sales commissions of $1.3 million, and (vii) other net variable expenses of $3.9 million. These overall expense reductions were offset by an increase of $2.4 million in bad debt expense primarily due to increased reserves to cover the Company's exposure to its customers importing product into Mexico and a general deterioration in the retail environment.

  International selling, general and administrative expenses, exclusive of restructuring charges of $0.5 million in 1995, increased by $4.9 million primarily due to higher expenses of the European subsidiaries and Far East joint venture as a result of the increase in volume of their business. The joint venture, which was formed in December 1993 with Inchcape Pacific Limited to engage in marketing, sales and distribution of L.A. Gear(R) branded footwear, apparel and accessories in selected Far East markets, was still in the start-up phase in 1994.

  As a result of the devaluation of the peso in fiscal 1995, the Company's Mexican subsidiary incurred a foreign exchange loss of $0.5 million related to the partial repayment of intercompany indebtedness. There were no other significant exchange gains or losses in 1995 or 1994.

  As a percentage of net sales, selling, general and administrative expenses (exclusive of restructuring and non-recurring charges) increased to approximately 44% in 1995 from approximately 34% in 1994. Changes in the Company's selling, general and administrative expenses cannot be directly related to fluctuations in sales volume as a substantial portion of expenses are
(i) fixed in nature, such as compensation and benefits for management and administrative personnel, rent, insurance, depreciation and other overhead charges or (ii) incurred to benefit future periods, such as media, advertising and trade show expenses. The benefits of the corporate reorganization plan are expected to be realized in fiscal 1996.

Litigation Settlements, Net Fiscal 1995 results include net settlement income of $2.3 million, substantially all of which was in connection with the settlement of certain patent and trademark infringement actions. Fiscal 1994 results included a net credit of $1.3 million representing settlement income primarily in connection with trademark and patent infringement lawsuits partially offset by expenses relating to the settlement of employment litigation and a dispute with a former distributor. See Notes to Consolidated Financial Statements, Note 14-Litigation.

Interest Expense/Income Interest expense of $4.2 million and $4.4 million in 1995 and 1994, respectively, primarily related to interest costs on the $50 million, 7 3/4% convertible subordinated debentures due 2002 (the "Debentures") issued in December 1992.

  Interest income increased to $2.0 million in 1995 from $1.4 million in 1994 primarily as a result of higher interest rates on approximately the same average cash balances. See Liquidity and Capital Resources.


1994 COMPARED TO 1993

Net Sales. The number of pairs sold worldwide increased by 9.9% to 22.9 million pairs in 1994 from 20.9 million pairs in 1993. However, the Company's net sales increased by 4.4% to $416.0 million from $398.4 million in the prior year due to a reduction in the average selling prices. Domestic net sales increased 3.9% from the prior year. International net sales, which accounted for approximately 28.5% of the Company's total net sales, increased by 5.7% from the previous year.

  The increase in net sales was primarily attributable to strong sales of children's products which experienced a 36.7% increase in the number of pairs sold worldwide and sales of $39.6 million to Wal-Mart during 1994, partially offset by a 17.8% reduction in the number of pairs of women's shoes and a decline in average selling prices. The sales to Wal-Mart consisted of $18.7 million (1.2 million pairs) of selected excess inventory during the first quarter and $20.9 million (1.3 million pairs) of full priced product in the fourth quarter.

  In fiscal 1994, the average selling price per pair domestically and internationally decreased from fiscal 1993 by $0.88 and $1.12 to $17.98 and $17.71, respectively. These decreases were primarily due to sales of excess inventory at reduced prices worldwide and the Company's strategy to provide value priced products.

  Sales of the Company's children's shoes increased from the prior year as a result of continued customer demand for the Company's L.A. LIGHTS(R) and Light GEAR(TM), one of the most successful shoe collections in the Company's history. The Company sold approximately 8.1 million pairs of children's lighted shoes during 1994. Sales of children's lighted shoes accounted for 74.2% and 62.3% of total children's net sales during 1994 and 1993, respectively. Internationally, sales of children's shoes increased by 63.7% from the prior year primarily due to increased demand for children's lighted products.

  Sales of the Company's women's shoes decreased by $28.7 million or 24.4% from the prior year primarily due to a drop in the number of pairs sold worldwide resulting from reduced customer demand, and, to a lesser extent, to a decrease in the average selling price per pair.

  The following table sets forth certain information regarding the Company's net sales.

                                                   NET SALES
                                      -----------------------------------
                                            1994              1993
                                      ---------------     ---------------
                                         $         %         $        %
-------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

DOMESTIC FOOTWEAR
     CHILDREN'S                       $165,460     40%    $128,458    32%
     WOMEN'S                            63,218     15       82,771    21
     MEN'S                              67,186     16       73,132    18
OTHER                                    1,721      1        1,959     1
                                      --------   ----     --------   ---
     TOTAL DOMESTIC SALES              297,585     72      286,320    72
INTERNATIONAL FOOTWEAR AND OTHER       118,381     28      112,038    28
------------------------------------------------------------------------
     TOTAL NET SALES                  $415,966    100%    $398,358   100%
                                      ========   ====     ========   ===


  The following table sets forth the percentage changes, by Children's, Women's and Men's categories, in the number of pairs sold during 1994 as compared to 1993:

                                        CHANGES BETWEEN 1994 AND 1993
                                        ------------------------------
VOLUME OF FOOTWEAR SOLD             DOMESTIC       INTERNATIONAL     TOTAL
---------------------------------------------------------------------------
CHILDREN'S                            30.4 %           63.7 %         36.7 %
WOMEN'S                              (17.9)%          (17.5)%        (17.8)%
MEN'S                                  4.1 %            0.6 %          2.7 %
---------------------------------------------------------------------------
TOTAL VOLUME INCREASE                  9.1 %           11.9 %          9.9 %


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

Selling, General and Administrative Expenses Cost control and containment efforts continued through 1994. Exclusive of restructuring charges of (i) $2.5 million in 1994 for payments due under contractual obligations to certain individuals upon realignment of the Company's senior management and (ii) $2.6 million in 1993 for severance payments, benefits and outplacement costs associated with a workforce reduction of approximately 120 employees, total selling, general and administrative expenses decreased by $3.4 million or 2.3% to $141.4 million during fiscal 1994 from $144.8 million during 1993.

  Domestic selling, general and administrative expenses (exclusive of non-recurring charges) decreased by $11.1 million or 9.3% in 1994. This decrease includes reductions in (i) compensation expenses of $5.8 million, (ii) bad debt expense of $2.8 million, (iii) advertising and promotional expenses of $1.9 million and (iv) media costs of $1.6 million, partially offset by increases in
(i) legal fees of $1.9 million for litigation, general corporate and intellectual property issues and (ii) product sourcing fees of $1.1 million. International expenses increased by $7.3 million in 1994 primarily as a result of additional operating costs of the Far East joint venture, the Company's Mexican subsidiary (formed in June 1994) and the inclusion of the European subsidiaries' expenses for a full year. There were no significant exchange gains or losses in 1994 or 1993 as a result of the Company's foreign operations.

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

Litigation Settlements, Net Fiscal 1994 results include a net credit of $1.3 million representing settlement income primarily in connection with trademark and patent infringement lawsuits partially offset by expenses relating to the settlement of employment litigation and a dispute with a former distributor. Fiscal 1993 results include a credit of $2.7 million relating to the partial recovery of the fiscal 1992 charges for the settlement by the Company of three separate consolidated shareholder class action lawsuits and related actions. See Notes to Consolidated Financial Statements, Note 14 - Litigation.

Interest Expense/Income Interest expense during 1994 of $4.4 million primarily related to (i) interest costs on the Debentures issued in December 1992 and (ii) short-term borrowings of the Company's foreign subsidiaries. Interest expense increased by $0.5 million in fiscal 1994 compared to fiscal 1993 primarily due to the inclusion of the foreign subsidiaries' operations for a full year in 1994.

  Interest income decreased to $1.4 million in 1994 from $1.9 million in 1993 primarily as a result of lower average cash balances in fiscal 1994. See Liquidity and Capital Resources.


LIQUIDITY AND CAPITAL RESOURCES

  The following table sets forth certain data with respect to the Company's liquidity and capital resources.

                                                               YEAR ENDED NOVEMBER 30,
                                                               -----------------------
                                                            1995        1994        1993
-------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT INTEREST RATES)

CASH AND CASH EQUIVALENTS                                 $ 35,956    $ 49,710    $ 27,790
WORKING CAPITAL                                            103,999     147,848     161,948
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES            (11,212)     28,369     (66,763)
CASH USED IN INVESTING ACTIVITIES                           (3,256)     (4,448)    (22,377)
CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                622      (1,016)     32,999
OUTSTANDING LETTERS OF CREDIT                               24,440      36,699      33,553
BORROWINGS UNDER INTERNATIONAL CREDIT FACILITIES             1,233         557       3,737
CONVERTIBLE SUBORDINATED DEBENTURES                         50,000      50,000      50,000
MANDATORILY REDEEMABLE PREFERRED STOCK
  PLUS ACCRUED AND UNPAID DIVIDENDS                        107,746     100,000     100,000
WEIGHTED AVERAGE INTEREST RATES ON CREDIT FACILITIES           8.2%        8.3%        9.0%



Cash and Cash equivalents Cash and cash equivalent balances decreased by $13.8 million from November 30, 1994 to a balance of $36.0 million at November 30, 1995 primarily due to cash used to fund operating losses offset by reduced working capital requirements.

  Inventory Although inventory decreased by $5.9 million from $57.6 million at November 30, 1994 to $51.7 million at November 30, 1995, the number of pairs increased by 0.3 million pairs at November 30, 1995. The increase in the number of pairs was primarily due to inventory purchased in anticipation of sales that did not materialize during the Company's fourth quarter. The decrease in the value of the inventory was due to a reduction in the average cost per pair as a result of the Company's focus on offering more value priced products for men and women, a reduced emphasis on more expensive performance athletic footwear and sales of a product line developed for Wal-Mart.

Accounts Receivable, Net Net accounts receivable at November 30, 1995 decreased by $30.7 million from the prior year primarily due to reduced domestic sales during October and November 1995 (including a $13.7 million reduction in sales to Wal-Mart) compared to the same period in 1994.

Borrowing Facilities The Company has a $75 million revolving line of credit with BankAmerica Business Credit, Inc. ("BABC") for loans and letters of credit (the "Revolving Facility"). The Revolving Facility is secured primarily by the Company's domestic assets and is subject to certain financial covenants. Borrowings under the

Revolving Facility bear interest at a rate equal to Bank of America's publicly announced reference rate plus one and one-half percent. The Company may incur cash borrowings up to $10 million. There were no domestic cash borrowings under the Revolving Facility at any time during fiscal 1995. At November 30, 1995 approximately $23.6 million of domestic letters of credit were outstanding under the Revolving Facility. The Revolving Facility is scheduled to expire in November 1996, but will automatically be renewed for an additional one-year period unless either the Company or BABC delivers written notice to the contrary to the other party on or before September 23, 1996. The Company is currently evaluating all available options regarding sources of working capital. There can be no assurance, however, that such funding can be obtained on terms acceptable to the Company.

  The Company's German subsidiary had a $1.4 million credit facility in 1995 which was denominated in local currency and converted to U.S. dollars at the end-of-period exchange rate. The facility expired in December 1995 and the balance outstanding was repaid in January 1996. In fiscal 1995 the maximum borrowing under the facility at any time amounted to $1.4 million and the balance outstanding at November 30, 1995 was $1.2 million. The weighted average interest rate, as defined in the agreement and adjusted for current market conditions, was 8.3% as of November 30, 1995. The Company's Dutch subsidiary had a $4.9 million credit facility for the first seven months of fiscal 1995. At no time during fiscal 1995 did borrowings under this facility exceed $0.6 million. The Company believes that it has the ability to meet the financing needs, if any, of its foreign subsidiaries for the foreseeable future. See Short and Long-Term Liquidity.

Convertible Debentures The $50 million Debentures are convertible into shares of the Company's Common Stock at a conversion rate of $12.30 per share, and are redeemable by the Company at any time, initially at a specified premium to par, declining to par for redemptions on or after November 30, 2000. The proceeds from the Debentures were primarily used for the implementation of the Company's international expansion program.

Series A Cumulative Convertible Preferred Stock The Company determined that it was in its best interests not to, and it did not, pay the $1.875 million dividend on the Series A Cumulative Convertible Preferred Stock ("Series A Preferred Stock") due on each of February 28, 1995, May 31, 1995, August 31, 1995 and November 30, 1995 to Trefoil Capital Investors, L.P. ("Trefoil"), the holder of all of the issued and outstanding shares of Series A Preferred Stock. As of November 30, 1995, such dividend arrearage amounted to a total of $7.746 million.

  The Company is required to redeem 350,000 shares of the original issue of one million shares of Series A Preferred Stock on August 31, 1996, and 162,500 shares on each August 31 thereafter until all remaining shares of the Series A Preferred Stock have been redeemed. If the Company fails to redeem shares of the Series A Preferred Stock when required, the annual dividend rate on the outstanding shares of Series A Preferred Stock will be increased to 10.125% (compounded quarterly with respect to dividends in arrears at a rate of 11.644% per annum) of the stated value of such shares from the date of failure to redeem through the date of redemption. The Company believes that it is unlikely it will be able to satisfy the mandatory $35 million redemption obligation plus the accrued and unpaid dividends with respect to the Series A Preferred Stock from its cash flow from operations and its existing bank facility.

  Accordingly, in December 1995 the Company entered into an agreement with Trefoil providing for the exchange of all $100 million of the Company's Series A Preferred Stock, together with all accrued and unpaid dividends thereon, for a new issue of Series B Preferred Stock (the "Share Exchange Transaction"). The terms of the Series B Preferred Stock provide for, among other things, the elimination of the entire mandatory redemption feature of the Series A Preferred Stock and a reduction in the conversion price from $10.00 to $6.75 per common share. In addition, under the terms of the Series B Preferred Stock, the Company would be entitled, at its option, to pay dividends during the fiscal year ending November 30, 1996 in either additional shares of Series B Preferred Stock or in cash. The coupon rate of 7.5% per annum for dividends with respect to the Series B Preferred Stock remains unchanged from that of the Series A Preferred Stock.

  The proposed Share Exchange Transaction has been recommended by a Special Committee of independent members of the Board of Directors and has been approved by the Board of Directors. The Share Exchange Transaction, which is subject to certain conditions including the receipt of shareholder approval, will be considered at a special meeting of shareholders to be held in April 1996. If the proposed Share Exchange Transaction is not approved by the shareholders, the Company will explore the availability of new capital to satisfy the initial $35 million mandatory redemption obligation plus the accrued and unpaid dividends with respect to the Series A Preferred Stock due on August 31, 1996. The Company believes that it would be difficult to secure such funding on terms acceptable to the Company.

Investment Policies The Company's cash investment policy allows the investment of available cash in accordance with certain quality, maturity and diversification parameters. The basic objectives of this policy are: (i) safety and preservation of capital; (ii) liquidity of investments sufficient to meet cash flow requirements; and (iii) attainment of an optimal market rate of return on invested funds consistent with the stated objectives.

Forward Exchange Contracts The Company enters into forward exchange contracts, with terms of less than one year, to offset the effects of exchange rate changes on cash flow exposures denominated in foreign currencies. These exposures are primarily repayments of U.S. dollar denominated liabilities by the Company's foreign subsidiaries. These contracts are marked to market and realized and unrealized gains and losses are recognized in the consolidated statement of operations.

Capital Expenditures Capital expenditures of $3.3 million in 1995 included $1.0 million for leasehold improvements and equipment for the domestic distribution center, $0.7 million in leasehold improvements and equipment purchases for the international subsidiaries and joint venture; and $0.5 million in computer equipment for the field sales force. The remaining $1.1 million primarily related to domestic expenditures.

Commitments In the normal course of business the Company enters into various agreements for obtaining footwear technology, product sourcing, endorsements and sponsorships. In addition, the Company occupies certain facilities, including corporate offices and distribution centers and rents certain equipment under operating leases. Agreements and lease commitments with terms extending through the year 2002 contain provisions for future guaranteed minimum payments aggregating approximately $35 million. There were no commitments for any material capital expenditures at November 30, 1995.

Income Taxes At November 30, 1995, the Company had a federal tax net operating loss ("NOL") carryforward of approximately $73.5 million which will, if unused, expire in varying amounts in fiscal years 2007 through 2010. The Company also has a federal alternative minimum tax credit carryforward of approximately $3.2 million (available to offset future regular tax liabilities) which may be carried forward indefinitely. California franchise tax NOL carryforwards of approximately $76.2 million will, if unused, expire primarily in fiscal year 1998. In addition, the Company has other state and foreign NOL carryforwards with varying limitations on future utilization.

Short and Long-Term Liquidity The short-term and long-term liquidity of the Company is contingent primarily on the Company's future operating results, shareholder approval of the proposed Share Exchange Transaction and certain other factors. The Company believes that its present funding sources are sufficient to sustain the Company's anticipated short-term and long-term liquidity needs (other than with respect to the initial $35 million mandatory redemption obligation plus the accrued and unpaid dividends on August 31, 1996 under the Series A Preferred Stock, which obligation will be eliminated if the proposed Share Exchange Transaction is approved). These needs are based on a number of factors including the size of the business and related working capital needs, the extent of the international subsidiaries' funding requirements, the extent to which the Company seeks to acquire or license other footwear brands and the level of domestic operating costs. In the event that the Company's future operating results fall below management's expectations, additional sources of working capital funding may be necessary and difficult to obtain.
The Company may also need additional financing for future acquisitions which may be difficult to secure.

EFFECT OF NEW ACCOUNTING PRONOUNCEMENTS

  In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. SFAS No. 121 is required to be implemented by the Company for the fiscal year beginning December 1, 1996 and is not expected to have a material impact on the Company's financial position or results of operations.

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. The Company will adopt only the disclosure provisions of SFAS No. 123 beginning in the year ending November 30, 1996. The adoption of SFAS No. 123 will not have a material impact on the Company's financial position or results of operations.

OUTLOOK FOR FISCAL 1996

  The Company's greatest challenge is to increase revenue and sales velocity in an intensely competitive branded athletic footwear market. Toward that end, one of the key priorities of the corporate reorganization plan adopted by the Company in September 1995 is to bring on-trend products to market in a reduced amount of time. The Company plans to accomplish quicker product introductions by, among other things, improving design capabilities, better utilizing product development resources and strengthening relationships with factories and sourcing agents.

  With its 1996 product lines and advertising campaigns, the Company continues its efforts to focus upon its heritage as a premier designer and marketer of women's and children's footwear. In March 1996, the Company will launch a worldwide print campaign featuring its 1996 women's collection, which communicates an "L.A." attitude of fun, fashion and fitness. The 1996 men's collection will offer a "Comfort Zone" package featuring anatomically adjusted lasts, a comfort-flex forefoot, ABS(TM) shock absorption and an "Impact Sensor(TM)" sock liner.

  During 1996, the Company is introducing two innovative children's product lines in an effort to expand its significant presence in the under 12 year old segment of the athletic footwear market. The Company continues to believe in the viability of lighted footwear, the best selling product category in the Company's history. The NEONZ(TM) collection (scheduled for introduction in late second quarter of fiscal 1996) represents the Company's next generation of lighted footwear. For the first time, lighted panels on the shoe's upper will illuminate when the foot moves. The Company also plans to introduce GRAf/x(TM), a new non-lighted technology for the Back-to-School season. GRAf/x(TM) is a temperature sensitive collection that allows children to change the color of the upper, reveal a pattern or personalize their footwear by writing on their shoes.

  The Company has implemented cost reduction measures targeted to reduce operating expenses by approximately $25 million on an annualized basis. Such measures included a 30% reduction in the Company's workforce in September 1995 and the closure of its seven retail outlet stores. The Company's efforts to maintain tight overhead and working capital controls have been enhanced by, among other things, the elimination of underutilized sponsorships and licenses, in-house production of sales catalogs and selected initial footwear prototypes, the simplification of customer discount programs and office space consolidation.

  In June 1994, the Company entered into an agreement with Wal-Mart for the anticipated purchase of a minimum of $80 million of L.A. Gear branded footwear in each of the Company's 1995, 1996 and 1997 fiscal years (subject to reduction or elimination in 1996 and 1997 if sell-through did not meet certain designated sell-through targets.) Under the terms of the contract Wal-Mart is not subject to a minimum purchase commitment for the Company's fiscal 1996. The Company believes that it has established a better working relationship with Wal-Mart which should allow the Company to provide a product mix which better satisfies the footwear needs of the Wal-Mart customer.

  The Company had a combined domestic and international order backlog of $88.0 million and $170.5 million at December 31, 1995 and 1994, respectively. The lower backlog at December 31, 1995 is primarily due to (i) the inclusion in the backlog at December 31, 1994 of the entire $80 million minimum purchase commitment for fiscal 1995 under the Company's agreement with Wal-Mart, (ii) an approximate $19.6 million decrease in orders for children's lighted product and
(iii) the institution of an early futures discount program for orders scheduled to ship in the third quarter of fiscal 1995. The backlog at December 31, 1995 includes the balance of Wal-Mart's $80 million minimum purchase commitment for fiscal 1995 ($29.5 million), substantially all of which the Company expects Wal-Mart to fulfill in the first quarter of the Company's fiscal 1996. Approximately 27.3% of the December 31, 1995 backlog was for children's lighted shoes compared to 25.3% at December 31, 1994. Shipments and sales for future periods depend on, among other things, the combination of "futures" and "at-once" orders. Accordingly, the comparison of backlog from period to period may not be indicative of eventual actual shipments.

  The Company believes that the athletic footwear market is facing a major consolidation at the wholesale level. The Company will continue to seek to recognize and capitalize on opportunities to expand its product lines and distribution channels through the licensing of key trade names and the acquisition of other footwear brands.

                       L.A. GEAR, INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets
                       (in thousands, except share data)

                                                         NOVEMBER 30,
                                                    -----------------------
                                                       1995         1994
                                                    ----------   ----------

ASSETS

Current assets:
 Cash and cash equivalents                           $ 35,956     $ 49,710
 Accounts receivable, net                              46,630       77,284
 Inventories                                           51,677       57,597
 Prepaid expenses and other current assets              3,773        9,827
                                                     --------     --------

     Total current assets                             138,036      194,418

Property and equipment, net                             8,290       11,951
Goodwill, net                                          11,191       12,317
Other assets                                            2,058        5,777
                                                     --------     --------
                                                     $159,575     $224,463
                                                     ========     ========

LIABILITIES, MANDATORILY REDEEMABLE PREFERRED
STOCK AND SHAREHOLDERS' (DEFICIT) EQUITY

Current liabilities:
 Accounts payable and accrued liabilities            $ 32,804     $ 46,013
 Borrowings under international credit facilities       1,233          557
                                                     --------     --------

     Total current liabilities                         34,037       46,570
                                                     --------     --------

7 3/4% convertible subordinated debentures due
 2002                                                  50,000       50,000
                                                     --------     --------

Minority interest                                       8,419        9,744
                                                     --------     --------

Mandatorily redeemable preferred stock:
 7.5% Series A cumulative convertible preferred
 stock, $100 stated value; 1,000,000 shares
 authorized, issued and outstanding; redemption
 value of $100 per share plus accrued and unpaid
 dividends                                            107,746      100,000
                                                     --------     --------

Shareholders' (deficit) equity:
 Common stock, no par value; 80,000,000 shares
  authorized; 22,936,433 shares issued and
  outstanding at November 30, 1995 and 1994           128,093      128,093
 Preferred stock, no stated value; 9,000,000
  shares authorized; no shares issued                      --           --
 Cumulative currency translation adjustment               561          194
 Accumulated deficit                                 (169,281)    (110,138)
                                                     --------     --------
    Total shareholders' (deficit) equity              (40,627)      18,149
                                                     --------     --------
       Commitments and contingencies                       --           --
                                                     --------     --------
                                                     $159,575     $224,463
                                                     ========     ========

See accompanying Notes to Consolidated Financial Statements.

                        L.A. GEAR, INC. AND SUBSIDIARIES
                     Consolidated Statements of Operations
                     (in thousands, except per share data)

                                                          YEAR ENDED NOVEMBER 30,
                                                     ---------------------------------
                                                       1995        1994         1993
                                                     --------    --------     --------
Net sales                                            $296,551    $415,966     $398,358
Cost of sales                                         207,802     292,629      284,133
                                                     --------    --------     --------

 Gross profit                                          88,749     123,337      114,225

Selling, general and administrative expenses          141,603     143,913      147,369
Litigation settlements, net                            (2,323)     (1,268)      (2,700)
Interest expense                                        4,174       4,437        3,956
Interest income                                        (1,984)     (1,444)      (1,887)
                                                     --------    --------     --------

 Loss before income taxes and minority interest       (52,721)    (22,301)     (32,513)

Income tax benefit                                         --          --           --
Minority interest                                       1,324         106           --
                                                     --------    --------     --------

 Net loss                                             (51,397)    (22,195)     (32,513)

Dividends on mandatorily
 redeemable preferred stock                            (7,746)     (7,500)      (7,667)
                                                     --------    --------     --------

 Loss applicable to common stock                     $(59,143)   $(29,695)    $(40,180)
                                                     ========    ========     ========

Loss per common share                                $  (2.58)   $  (1.29)    $  (1.75)
                                                     ========    ========     ========

Weighted average common shares outstanding             22,937      22,937       22,919
                                                     ========    ========     ========


See accompanying Notes to Consolidated Financial Statements.

                        L.A. GEAR, INC. AND SUBSIDIARIES
           Consolidated Statements of Shareholders' (Deficit) Equity
                                 (in thousands)

                                                YEARS ENDED NOVEMBER 30, 1995, 1994 AND 1993
                                          ------------------------------------------------------------

                                                               CUMULATIVE
                                            COMMON STOCK        CURRENCY
                                          -----------------   TRANSLATION    ACCUMULATED
                                          SHARES    AMOUNT     ADJUSTMENT      DEFICIT        TOTAL
                                          ------   --------   ------------   ------------   ----------

BALANCE, NOVEMBER 30, 1992                22,898   $127,714        $   --      $ (40,263)    $ 87,451

Exercise of stock options                     17        121            --             --          121

Issuance of shares to employee stock
  savings plan                                20        241            --             --          241

Currency translation adjustment               --         --          (836)            --         (836)

Dividends on mandatorily redeemable
 preferred stock                              --         --            --         (7,667)      (7,667)

Net loss                                      --         --            --        (32,513)     (32,513)
                                          ------   --------   -----------      ---------     --------

BALANCE, NOVEMBER 30, 1993                22,935    128,076          (836)       (80,443)      46,797

Exercise of stock options                      2         17            --             --           17

Currency translation adjustment               --         --         1,030             --        1,030

Dividends on mandatorily redeemable
 preferred stock                              --         --            --         (7,500)      (7,500)

Net loss                                      --         --            --        (22,195)     (22,195)
                                          ------   --------   -----------      ---------     --------

BALANCE, NOVEMBER 30, 1994                22,937    128,093           194       (110,138)      18,149

Currency translation adjustment               --         --           367             --          367

Dividends on mandatorily redeemable
  preferred stock                             --         --            --         (7,746)      (7,746)

Net loss                                      --         --            --        (51,397)     (51,397)
                                          ------   --------   -----------      ---------     --------

BALANCE, NOVEMBER 30, 1995                22,937   $128,093        $  561      $(169,281)    $(40,627)
                                          ======   ========   ===========      =========     ========


See accompanying Notes to Consolidated Financial Statements.

                        L.A. GEAR, INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                                 (in thousands)

                                    YEAR ENDED NOVEMBER 30,
                                --------------------------------
                                  1995        1994       1993
                                ---------   --------   ---------
Operating activities:
 Net loss                       $(51,397)  $(22,195)   $(32,513)
 Adjustments to reconcile
  net loss to net cash
  provided by (used in)
  operating activities:
   Depreciation and
    amortization                   7,266      8,818       8,644
   Minority interest in net
    loss of joint venture         (1,324)      (106)         --
   Loss on sale or
    abandonment of property
    and equipment                    417         72         317
   Increase in reserve for
    unused barter credits          4,568         --          --
   Write off of goodwill           1,012         --          --
   Issuance of shares to
    employee stock
    savings plan                      --         --         241
   Unrealized exchange gain         (570)        --          --
   (Increase) decrease, net
    of effects of
    acquisitions, in:
     Accounts receivable, net     30,603     (4,676)     (7,622)
     Inventories                   6,100     53,587     (39,927)
     Prepaid expenses and
      other current assets         3,320         58      (9,327)
     Refundable income taxes          --         --      23,835
     Other assets                  1,624         --          --
   Decrease, net of effects
    of acquisitions, in:
     Accounts payable and
      accrued liabilities        (12,831)    (6,180)     (6,870)
     Costs related to
      discontinued operations          -     (1,009)     (3,541)
                                --------    -------    --------
        Net cash provided by
         (used in) operating
         activities              (11,212)    28,369     (66,763)
                                --------    -------    --------
Investing activities:
 Capital expenditures             (3,256)    (3,969)     (5,307)
 Cash paid for acquisition
  of subsidiaries, net of
  cash acquired                       --       (479)    (17,070)
                                --------    -------    --------
        Net cash used in
         investing activities     (3,256)    (4,448)    (22,377)
                                --------    -------    --------
Financing activities:
 Payment of dividends on
  mandatorily redeemable
  preferred stock                     --     (7,500)    (15,413)
 Proceeds from minority's
  investment in joint venture         --      9,850          --
 Exercise of stock options
  and warrants                        --         17         121
 Net proceeds from issuance
  of convertible
  subordinated debentures             --         --      47,689
 Net borrowings (repayments)
  under international
  credit facilities                  622     (3,383)        602
                                --------    -------    --------
        Net cash provided by
         (used in) financing
         activities                  622     (1,016)     32,999
                                --------    -------    --------
Effect of exchange rate
 changes on cash and cash
 equivalents                          92       (985)        (51)
                                --------    -------    --------
        Net increase
         (decrease) in cash
         and cash equivalents    (13,754)    21,920     (56,192)
Cash and cash equivalents at
 beginning of year, including
 collateralized cash              49,710     27,790      83,982
                                --------    -------    --------

Cash and cash equivalents at
 end of year                    $ 35,956    $49,710    $ 27,790
                                ========    =======    ========

See accompanying Notes to Consolidated Financial Statements.

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements


NOTE 1. BACKGROUND AND ORGANIZATION
------  ---------------------------

  L.A. Gear, Inc., incorporated on February 7, 1979 in the State of California, designs, develops and markets a broad range of quality athletic and lifestyle footwear for adults and children.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
------    ------------------------------------------

BASIS OF PRESENTATION
---------------------

  The consolidated financial statements include the accounts of L.A. Gear, Inc. and its subsidiaries (collectively referred to as the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

REVENUE RECOGNITION
-------------------

  Revenues are recognized when title passes based on the terms of the sale. Sales are recorded net of returns, discounts and allowances.

CASH AND CASH EQUIVALENTS
-------------------------

  Cash equivalents are all highly liquid, temporary cash investments, primarily institutional money market funds.

BARTER TRANSACTIONS
-------------------

  The Company records barter transactions based on the fair value of nonmonetary assets, primarily inventory, surrendered. Fair market value is presumed to be the asset's carrying value, adjusted for any impairment, so that no gain is recognized on the barter transaction. Impairment losses on the barter credits are recognized when the fair value of remaining barter credits is less than the carrying amount or it is probable that the barter credits will not be used.

INVENTORIES
-----------

  Inventories, substantially all of which consist of purchased finished goods, are stated at the lower of first-in, first-out (FIFO) cost or market. The Company establishes inventory obsolescence reserves adjusting the inventory for any impairment in carrying cost to the estimated net realizable value.

PROPERTY AND EQUIPMENT
----------------------

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

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

GOODWILL
--------

  The excess of the acquisition cost over the fair value of the net assets of businesses acquired in purchase transactions has been included in goodwill and is amortized, using the straight-line method, over the period of expected benefit of 15 years.

  The carrying value of goodwill is assessed for any permanent impairment by evaluating the operating performance and future undiscounted cash flows of the underlying businesses. Adjustments are made if the sum of the expected future net cash flows is less than carrying value. Statement of Financial Accounting Standard ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. SFAS No. 121 is required to be implemented by the Company for the fiscal year beginning December 1, 1996 and is not expected to have a significant impact on the Company's financial position or results of operations.

FOREIGN CURRENCY TRANSLATION
----------------------------

  The U.S. dollar is the functional currency for the Company's consolidated operations except for its foreign subsidiaries which use the currency of their respective countries. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded in a separate component of shareholders' equity.

FORWARD EXCHANGE CONTRACTS
--------------------------

  The Company enters into forward exchange contracts, with terms of less than one year, to offset the effects of exchange rate changes on cash flow exposures denominated in foreign currencies. These exposures are primarily repayments of U.S. dollar denominated liabilities by the Company's foreign subsidiaries. These contracts are marked to market and realized and unrealized gains and losses are recognized in the consolidated statement of operations.

ADVERTISING AND PROMOTIONAL EXPENDITURES
----------------------------------------

  The Company recognizes advertising and promotional expenses as incurred, or, in the case of endorsement contracts, on the straight-line amortization basis over the term of the contract.

LOSS PER COMMON SHARE
---------------------

  Loss per common share has been computed based on the loss applicable to common stock (net loss plus dividends on mandatorily redeemable preferred stock) divided by the weighted average number of common shares outstanding during each period.

INCOME TAXES
------------

  In December 1993, the Company adopted SFAS No. 109, Accounting for Income Taxes, which mandates the liability method of accounting for income taxes.
Under SFAS No. 109, deferred tax liabilities are recognized for taxable temporary differences and deferred tax assets are recognized for deductible temporary differences and tax loss and credit carryforwards. A valuation allowance is established to reduce deferred tax assets if some, or all, of such deferred tax assets are not likely to be realized. The adoption of SFAS No. 109 did not have a material impact on the Company's financial position or results of operations.

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

MINORITY INTEREST
-----------------

  In December 1993, a joint venture was formed with Inchcape Pacific Limited ("Inchcape"), a wholly owned subsidiary of Inchcape plc, to engage in the marketing, distribution and sales of L.A. Gear(R) branded footwear, apparel and accessories in selected Far East markets. The Company contributed the rights to distribute L.A. Gear branded products for a 50% share in the joint venture. Profits and losses are allocated based on specific terms of the joint venture agreement. The Company has a unilateral purchase option to acquire a majority interest in the joint venture and, accordingly, the Company has consolidated the accounts of the joint venture. Minority interest represents Inchcape's interest in the equity of the joint venture.

CONCENTRATION OF CREDIT RISK
----------------------------

  The Company sells its products to retailers and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company closely monitors its exposure to credit risk and maintains allowances for anticipated losses. See Note 5 - Accounts Receivable.

STOCK OPTIONS
-------------

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. The Company will adopt only the disclosure provisions of SFAS No. 123 beginning in the year ending November 30, 1996. The adoption of SFAS No. 123 will not have a material impact on the Company's financial position or results of operations.

RECLASSIFICATIONS
-----------------

  Certain reclassifications have been made to 1994 and 1993 amounts in order to conform to the 1995 presentation.

NOTE 3.  BUSINESS ACQUISITIONS
------   ---------------------

  Effective June 8, 1994, the Company acquired for $2.0 million certain assets of the Company's exclusive distributor (and one of its affiliates) in Mexico. The excess of the purchase price over the estimated fair value of net assets acquired in such transaction, amounting to $1.1 million, was recorded as goodwill. The purchase price for the acquisition was settled by reducing the balance on outstanding amounts owed by the distributor to the Company. The acquisition was accounted for under the purchase method and, accordingly, the acquired assets have been recorded at their estimated fair value at the effective date of the acquisition.

  As a result of the economic crisis and the devaluation of the peso in Mexico, there is uncertainty as to the volume of business which can be achieved in the future. Accordingly, in 1995 the remaining goodwill balance of approximately $1.0 million was written off.

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

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements


  The pro forma results of operations for the years ended November 30, 1994 and 1993, assuming the above acquisitions had taken place at the beginning of the respective periods, would not be materially different from the historical amounts reported.

NOTE 4.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
------   -------------------------------------------------


                                                          1995        1994      1993
---------------------------------------------------------------------------------------
(IN THOUSANDS)

 CASH PAID (RECEIVED) DURING THE YEAR FOR:
   INTEREST PAID                                         $ 4,186    $ 4,433    $  4,037
                                                         =======    =======    =======
   INTEREST RECEIVED                                     $(1,984)   $(1,444)   $ (2,065)
                                                         =======    =======    ========
   INCOME TAXES, NET                                     $    --    $    --    $(24,404)
                                                         =======    =======    ========

 NONCASH INVESTING ACTIVITIES:
   ACQUISITION OF MEXICAN DISTRIBUTOR'S ASSETS           $    --    $ 1,953    $     --
                                                         =======    =======    ========

 NONCASH FINANCING ACTIVITIES:
   DIVIDENDS ACCRUED  AND UNPAID ON MANDATORILY
    REDEEMABLE PREFERRED STOCK                           $ 7,746    $    --    $     --
                                                         =======    =======    ========

NOTE 5.  ACCOUNTS RECEIVABLE
------   -------------------

  Accounts receivable, net of allowance for doubtful accounts and merchandise returns, consist of the following:

                                                 NOVEMBER 30,
                                              -------------------
                                                1995       1994
-----------------------------------------------------------------
(IN THOUSANDS)

TRADE RECEIVABLES
  DOMESTIC                                    $23,125    $55,531
  INTERNATIONAL                                28,291     24,552
                                              -------    -------
                                               51,416     80,083
OTHER RECEIVABLES                               2,767      3,676
                                              -------    -------
                                               54,183     83,759
LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS AND
 MERCHANDISE RETURNS                           (7,553)    (6,475)
                                              -------    -------
                                              $46,630    $77,284
                                              =======    =======

  Domestic accounts receivable include $7.2 million and $20.9 million for Wal-Mart at November 30, 1995 and 1994, respectively.


NOTE 6.  PROPERTY AND EQUIPMENT
------   ----------------------

  Property and equipment, net of accumulated depreciation and amortization, consist of the following:


                                           NOVEMBER 30,
                                     ------------------------
                                       1995          1994
-------------------------------------------------------------
(IN THOUSANDS)

COMPUTER SOFTWARE AND EQUIPMENT      $ 15,949        $ 22,253
FURNITURE AND EQUIPMENT                 6,384          11,046
LEASEHOLD IMPROVEMENTS                  3,683           6,722
                                     --------        --------
                                       26,016          40,021
LESS ACCUMULATED DEPRECIATION
 AND AMORTIZATION                     (17,726)        (28,070)
                                     --------        --------
                                     $  8,290        $ 11,951
                                     ========        ========

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

NOTE 7.   BANK BORROWINGS AND LIQUIDITY
------    -----------------------------

  The Company has a $75 million revolving line of credit with BankAmerica Business Credit, Inc. ("BABC") for loans and letters of credit (the "Revolving Facility"). The Revolving Facility is secured primarily by the Company's domestic assets and is subject to certain financial covenants. Borrowings under the Revolving Facility bear interest at a rate equal to Bank of America's publicly announced reference rate plus one and one-half percent. The Company may incur cash borrowings up to $10 million. There were no domestic cash borrowings under the Revolving Facility at any time during fiscal 1995. At November 30, 1995 approximately $23.6 million of domestic letters of credit were outstanding under the Revolving Facility. The Revolving Facility is scheduled to expire in November 1996, but will automatically be renewed for an additional one-year period unless either the Company or BABC delivers written notice to the contrary to the other party on or before September 23, 1996. The Company is currently evaluating all available options regarding sources of working capital. There can be no assurance, however, that such funding can be obtained on terms acceptable to the Company.

  The Company's German subsidiary had a $1.4 million credit facility in 1995 which was denominated in local currency and converted to U.S. dollars at the end-of-period exchange rate. The facility expired in December 1995 and the balance outstanding was repaid in January 1996. In fiscal 1995 the maximum borrowing under the facility at any time amounted to $1.4 million and the balance outstanding at November 30, 1995 was $1.2 million. The weighted average interest rate, as defined in the agreement and adjusted for current market conditions, was 8.3% as of November 30, 1995. The Company's Dutch subsidiary had a $4.9 million credit facility for the first seven months of fiscal 1995. At no time during fiscal 1995 did borrowings under this facility exceed $0.6 million. The Company believes that it has the ability to meet the financing needs, if any, of its foreign subsidiaries for the foreseeable future.

  The short-term and long-term liquidity of the Company is contingent primarily on the Company's future operating results, shareholder approval of a proposed share exchange transaction (see Note 11 - Series A Cumulative Convertible Preferred Stock/Proposed Share Exchange Transaction) and certain other factors. The Company believes that its present funding sources are sufficient to sustain the Company's anticipated short-term and long-term liquidity needs (other than with respect to the initial $35 million redemption obligation plus the accrued and unpaid dividends on August 31, 1996 under the Series A Preferred Stock, which obligation will be eliminated if the proposed share exchange transaction is approved). These needs are based on a number of factors including the size of the business and related working capital needs, the extent of the international subsidiaries' funding requirements, the extent to which the Company seeks to acquire or license other footwear brands and the level of domestic operating costs. In the event that the Company's future operating results fall below management's expectations, additional sources of working capital funding may be necessary and difficult to obtain. The Company may also need additional financing for future acquisitions which may be difficult to secure.

NOTE 8.  FINANCIAL INSTRUMENTS
-------  ---------------------

  The Company enters into forward contracts, with terms of less than one year, to offset the effects of exchange rate changes on cash flow exposures denominated in foreign currencies.

  The Company's foreign currency forward contracts at November 30, 1995 are listed below. All of the contracts mature no later than September 30, 1996. The currencies listed are in relation to the U.S. dollar and are converted at year-end market exchange rates.

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements



FOREIGN CURRENCY CONTRACTS                SOLD      BOUGHT
-----------------------------------------------------------
(IN MILLIONS)

GERMAN MARK                              $   3.5   $   0.2
FRENCH FRANC                                 3.3        --
BRITISH POUND                                3.9        --
DUTCH GUILDER                                1.2        --
ITALIAN LIRA                                 4.7        --
                                         -------   -------
                                         $  16.6   $   0.2
                                         =======   =======

NOTE 9.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
------   ----------------------------------------

  Accounts payable and accrued liabilities consist of the following:


                                                          NOVEMBER 30,
                                                       -----------------
                                                        1995      1994
------------------------------------------------------------------------
(IN THOUSANDS)

ACCOUNTS  PAYABLE                                      $ 5,249   $ 7,146
OTHER ACCRUED LIABILITIES                               15,388    22,490
ACCRUED INVENTORY PURCHASES                              7,111    11,327
ACCRUED  RESTRUCTURING AND NON-RECURRING CHARGES         2,755     2,435
ACCRUED ADVERTISING                                      2,301     2,615
                                                       -------   -------
                                                       $32,804   $46,013
                                                       =======   =======

  Accounts payable include issued but uncleared checks of $3.0 million at November 30, 1994.

  In September 1995, the Company announced a corporate reorganization plan designed to reengineer key business processes, streamline the Company's organizational structure and substantially reduce operating expenses. The reorganization plan resulted in a restructuring charge of $5.1 million in 1995 primarily related to the elimination of approximately 160 full time jobs, the closure of the Company's retail outlet division and office space consolidation at the corporate headquarters. In addition, in 1995 the Company incurred non-recurring charges of $5.6 million in connection with (i) a $4.6 million increase in the reserve for unused barter credits and (ii) a $1.0 million write off of goodwill related to the acquisition of the Company's Mexican business. In 1994, the Company incurred non-recurring charges of $2.5 million for payments due under contractual obligations to certain individuals upon realignment of senior management.

NOTE 10.  CONVERTIBLE SUBORDINATED DEBENTURES
-------   -----------------------------------

  On December 24, 1992, the Company completed a private sale of $50 million aggregate principal amount of 7 3/4% Convertible subordinated debentures due 2002, ("the Debentures"). On June 18, 1993, the Debentures were registered under the Securities Act of 1933, as amended.

  The fair market value of the Debentures at November 30, 1995 was $17.5 million. The Debentures are convertible into shares of the Company's Common Stock (the "Common Stock") at a conversion rate of $12.30 per share, subject to certain anti-dilution adjustments, and are redeemable by the Company at any time initially at a specified premium to par, declining to par for redemptions on or after November 30, 2000. Interest is payable semi-annually on May 31 and November 30.

The Debentures were delisted from the NASDAQ Small Cap Market, effective November 21, 1995, as a result of the Company's failure to comply with NASDAQ's capital and surplus requirements. The Company's $100 million of Series A mandatorily redeemable preferred stock is not included in the NASDAQ calculation of capital and surplus. Upon completion of the proposed share exchange transaction (see Note 11 - Series A Cumulative

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

Convertible Preferred Stock/Proposed Share Exchange Transaction), the Company will exceed NASDAQ's capital and surplus requirements and expects the Debentures to be reinstated on the Small Cap Market.

NOTE 11.   SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK/PROPOSED SHARE
-------    ---------------------------------------------------------------
EXCHANGE TRANSACTION
--------------------

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

  The Company determined it was in its best interest not to, and it did not, pay the $1.875 million dividend on the Series A Preferred Stock due to Trefoil on each of February 28, 1995, May 31, 1995, August 31, 1995 and November 30, 1995. As of November 30, 1995, such dividend arrearage amounted to a total of $7.746 million.

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

  The Company is required to redeem 350,000 shares of the original issue of one million shares of Series A Preferred Stock on August 31, 1996, and 162,500 shares on each August 31 thereafter until all remaining shares of Series A Preferred Stock have been redeemed. If the Company fails to redeem shares of Series A Preferred Stock when required, the annual dividend rate on the outstanding shares of Series A Preferred Stock will be increased to 10.125% (compounded quarterly with respect to dividends in arrears at a rate of 11.644% per annum) of the stated value of such shares plus accrued and unpaid dividends from the date of failure to redeem through the date of redemption. The Company believes that it is unlikely that it will be able to satisfy the mandatory $35 million redemption obligation plus the accrued and unpaid dividends with respect to the Series A Preferred Stock on August 31, 1996 from its cash flow from operations and its existing bank facility.

  Accordingly, in December 1995, the Company entered into an agreement with Trefoil providing for the exchange of all $100 million of the Company's Series A Preferred Stock, together with all accrued and unpaid dividends, for a new issue of Series B Preferred Stock (the "Share Exchange Transaction"). The terms of the Series B Preferred Stock provide for, among other things, the elimination of the mandatory redemption feature of the Series A Preferred Stock and a reduction in the conversion price from $10.00 to $6.75 per common share. In addition, under the terms of the Series B Preferred Stock, the Company would be entitled, at its option, to pay dividends during the fiscal year ending November 30, 1996 in either additional shares of Series B Preferred Stock or in cash. The coupon rate of 7.5% per annum for dividends with respect to the Series B Preferred Stock remains unchanged from that of the Series A Preferred Stock.

  The proposed Share Exchange Transaction has been recommended by a Special Committee of independent members of the Board of Directors, and has been approved by the Board of Directors. The Share Exchange Transaction, which is subject to certain conditions including the receipt of shareholder approval, will be considered

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

at a special meeting of shareholders to be held in April 1996. If the proposed Share Exchange Transaction is not approved by the shareholders, the Company will explore the availability of new capital to satisfy the initial $35 million mandatory redemption obligation plus accrued and unpaid dividends with respect to the Series A Preferred Stock due on August 31, 1996. The Company believes that it would be difficult to secure such funding on terms acceptable to the Company.

  The Series A Preferred Stock has the right, voting as a separate class, to elect three of the Company's ten directors. Trefoil also currently has the right to elect an additional four members of an expanded board of fourteen as a result of the Company's decision not to pay dividends on the Series A Preferred Stock for the past four quarters. The Company has not received any notification from Trefoil as to its intent to exercise such right. Upon completion of the Share Exchange Transaction, those voting rights will terminate and the Series B Preferred Stock will vote with the Common Stock in all matters submitted to the vote of the holders of Common Stock, including the election of directors.

NOTE 12.  STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS
-------   ----------------------------------------

  In April 1992, an affiliate of Pentland Group, plc purchased 1,244,445 shares of the Company's Common Stock for $14 million in cash. At November 30, 1995, such affiliate held an option to purchase 400,000 shares of Common Stock (200,000 at $13.50 per share and 200,000 at $16.125 per share), all of which are currently exercisable and expire on April 28, 1996.


1986 STOCK OPTION PLAN
----------------------

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

  A summary of stock option activities under the 1986 Plan is as follows:


                                          NUMBER OF
                                           SHARES        OPTION PRICES
------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1992          1,758,186      $3.13 TO $33.63

GRANTED                                     411,666      $9.25 TO $11.25
EXERCISED                                   (16,776)     $6.13 TO $11.25
CANCELED                                   (181,185)     $3.13 TO $28.88
------------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1993          1,971,891      $6.13 TO $33.63

GRANTED                                     131,000      $5.63 TO $11.38
EXERCISED                                    (1,810)     $6.13
CANCELED                                   (361,983)     $6.13 TO $24.63
------------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1994          1,739,098      $5.63 TO $33.63

GRANTED                                     293,500      $2.60 TO $ 5.38
EXERCISED                                        --                  --
CANCELED                                   (522,080)     $4.38 TO $23.38
------------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1995          1,510,518      $2.60 TO $33.63
========================================================================

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

  At November 30, 1995, 1,510,518 common shares were reserved for the exercise of outstanding options, 1,096,348 shares were exercisable and 591,910 shares were available for grant (1,264,158 shares were exercisable and 363,330 shares were available for grant at November 30, 1994).

1992 STOCK OPTION PLAN
----------------------

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

  A summary of stock option activities under the 1992 Plan is as follows:


                                       NUMBER OF
                                        SHARES          OPTION PRICES
---------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1992         40,000             $14.00

GRANTED                                  40,000             $ 9.75
EXERCISED                                    --                 --
CANCELED                                     --                 --
---------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1993         80,000    $9.75 TO $14.00

GRANTED                                      --                 --
EXERCISED                                    --                 --
CANCELED                                     --                 --
---------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1994         80,000    $9.75 TO $14.00

GRANTED                                      --                 --
EXERCISED                                    --                 --
CANCELED                                     --                 --
---------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1995         80,000    $9.75 TO $14.00
=====================================================================

  At November 30, 1995, 80,000 shares were reserved for the exercise of outstanding options, 70,000 shares were exercisable and 320,000 shares were available for grant (50,000 shares were exercisable and 320,000 shares were available for grant at November 30, 1994).

1993 STOCK INCENTIVE PLAN
-------------------------

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

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

  A summary of stock option activities under the 1993 Plan is as follows:

                                       NUMBER OF
                                        SHARES     OPTION PRICES
-------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1992             --      --

GRANTED                                 750,000    $11.55
EXERCISED                                    --      --
CANCELED                                     --      --
-------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1993        750,000    $11.55

GRANTED                               1,423,178    $ 5.75 TO $11.38
EXERCISED                                    --      --
CANCELED                               (144,403)   $ 6.00 TO $ 7.78
-------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1994      2,028,775    $ 5.75 TO $11.55

GRANTED                                 367,387    $ 2.66 TO $ 5.83
EXERCISED                                    --      --
CANCELED                               (340,700)   $ 5.18 TO $11.38
-------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1995      2,055,462    $ 2.66 TO $11.55
===================================================================

  At November 30, 1995, 2,055,462 shares were reserved for the exercise of outstanding options, 1,333,198 shares were exercisable and 444,538 shares were available for grant (587,499 shares were exercisable and 471,225 shares were available for grant at November 30, 1994).


EMPLOYEE STOCK SAVINGS PLAN
---------------------------

  The Company has a defined contribution employee stock savings plan covering substantially all employees who are at least 21 years of age and have completed at least thirty days of employment. The Company made matching contributions of $289,000, $397,000 and $402,000 for 1995, 1994 and 1993, respectively, in respect to employee contributions to such plan.

NOTE 13.  INCOME TAXES
-------   ------------

  Domestic and foreign components of loss before income taxes and minority interest are as follows:



                         YEAR ENDED NOVEMBER 30,
------------------------------------------------------
(IN THOUSANDS)         1995        1994        1993
                    ----------   ---------   ---------
DOMESTIC             $(43,466)   $(12,093)   $(24,555)
FOREIGN                (9,255)    (10,208)     (7,958)
                     --------    --------    --------
                     $(52,721)   $(22,301)   $(32,513)
                     ========    ========    ========

  No income tax benefit has been recorded in 1995, 1994, and 1993. The difference between the tax benefit computed based on applying the U.S. statutory income tax rate to the loss before income taxes and minority interest and the recorded benefit was primarily due to the nonrecognition of tax benefits for operating losses as evaluated under the provisions of SFAS No. 109.

  Temporary differences and carryforwards which give rise to deferred tax assets, net of valuation allowance, at November 30, 1995 and 1994 are as follows:

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

                                                   NOVEMBER 30,
--------------------------------------------------------------------------
(IN THOUSANDS)                           1995                       1994
                                       --------                   --------

LOSS CARRYFORWARDS                     $ 46,011                   $ 27,986
TAX CREDIT CARRYFORWARDS                  3,226                      3,226
RESERVES AND ACCRUED EXPENSES             8,520                     10,542
DEPRECIATION AND AMORTIZATION             5,444                      4,004
OTHER                                       907                      1,147
                                       --------                   --------

TOTAL DEFERRED TAX ASSETS                64,108                     46,905
LESS VALUATION ALLOWANCE                (64,108)                   (46,905)
                                       --------                   --------

   NET DEFERRED TAX ASSETS             $     --                   $     --
                                       ========                   ========

  At November 30, 1995, the Company had a federal tax net operating loss ("NOL") carryforward of approximately $73.5 million which will, if unused, expire in varying amounts in fiscal years 2007 through 2010. The Company also has a federal alternative minimum tax credit carryforward of approximately $3.2 million (available to offset future regular tax liabilities) which may be carried forward indefinitely. California franchise tax NOL carryforwards of approximately $76.2 million will, if unused, expire primarily in fiscal year 1998. In addition, the Company has other state and foreign NOL carryforwards with varying limitations on future utilization.

NOTE 14.  LITIGATION
-------   ----------

SETTLEMENTS
-----------

  In 1995, the Company recorded net settlement income of $ 2.3 million, substantially all of which was in connection with the settlement of certain patent and trademark infringement actions. Results for 1994 include net settlement income of $1.3 million in connection with trademark and patent infringement lawsuits partially offset by expenses relating to the settlement of employee litigation and a dispute with a former distributor. Fiscal 1993 results include a credit of $2.7 million relating to the partial recovery of the fiscal 1992 charges for the settlement by the Company of three separate consolidated shareholder class action lawsuits and related actions.

PENDING LITIGATION
------------------

  The Company is a defendant in certain legal actions. In the opinion of management, the disposition of these actions is not expected to have a material adverse effect upon the Company's financial position or results of operations.

NOTE 15.  COMMITMENTS AND CONTINGENCIES
-------   -----------------------------

  The Company has entered into various agreements for the purpose of obtaining footwear technology and product sourcing. Such agreements provide for, among other things, fees and royalties to be paid. At November 30, 1995, the aggregate amount of future commitments under such contracts totaled $11.5 million and are to be paid as follows: $5.5 million in 1996, $5.5 million in 1997 and $0.5 million in 1998.

  The Company has entered into various endorsement and sponsorship agreements with professional athletes, Universal Studios and other parties. Such agreements provide for, among other things, fees and royalties to be paid. At November 30, 1995, the aggregate amount of future commitments under such contracts totaled $4.8 million and are to be paid as follows: $1.1 million in 1996, $1.3 million in 1997, $1.2 million in 1998 and $1.2 million in 1999.

  In September 1994, the Company entered into a new one year management and consulting agreement with Shamrock Capital Advisors, Inc. ("SCA"), a company which provides management and consulting services to Trefoil. Selling, general and administrative expenses included $0.4 million, $0.7 million and $0.6 million,

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

respectively, in 1995, 1994 and 1993 for fees to SCA. The agreement was not renewed and expired according to its terms in September 1995.

  The Company occupies certain facilities, including corporate offices and distribution centers, and rents certain equipment under operating leases. The Company is in the process of trying to sublease approximately 23,000 square feet at its corporate facility. Rental expense for 1995, 1994 and 1993 amounted to approximately $8.7 million, $8.4 million and $8.1 million, respectively.

  At November 30, 1995, the minimum rental commitments under noncancelable operating leases with an initial or remaining term in excess of one year were as follows:

                        YEAR ENDING NOVEMBER 30
------------------------------------------------------------
(IN THOUSANDS)

                1996                            $ 4,921
                1997                              3,467
                1998                              3,055
                1999                              2,321
                2000                              1,578
                THEREAFTER                        2,903
                                                -------
                                                $18,245
                                                =======

NOTE 16.   SEGMENT REPORTING
-------    -----------------

  The Company's principal business is the design, development and marketing of quality athletic and lifestyle footwear. The Company is a multinational corporation with operations in 10 countries. Transfers between geographic areas primarily represent intercompany export sales from the United States and are accounted for based upon established sales prices between the related companies. In computing results from operations for foreign subsidiaries, no allocation of general corporate expenses, interest or income taxes has been made.


                                       1995        1994
-----------------------------------------------------------
(IN THOUSANDS)

NET SALES

 UNITED STATES
  DOMESTIC                            $192,493    $298,489
  EXPORT CUSTOMERS                      33,656      59,240
  SALES TO OVERSEAS SUBSIDIARIES        37,848      29,020
-----------------------------------------------------------
 TOTAL UNITED STATES                   263,997     386,749
 EUROPE                                 59,996      50,104
 OTHER                                  10,406       8,133
 ELIMINATIONS                          (37,848)    (29,020)
-----------------------------------------------------------

  TOTAL                               $296,551    $415,966
===========================================================

OPERATING PROFIT (LOSS)

 UNITED STATES                         (50,537)    (18,428)
 EUROPE                                  3,161        (726)
 OTHER                                  (2,990)     (1,174)
 ELIMINATIONS                             (165)      1,020
-----------------------------------------------------------
                                       (50,531)    (19,308)
 INTEREST  EXPENSE, NET                 (2,190)     (2,993)
-----------------------------------------------------------

  TOTAL                               $(52,721)   $(22,301)
===========================================================

IDENTIFIABLE ASSETS

 UNITED STATES                         111,656     176,321
 EUROPE                                 38,389      36,134
 OTHER                                  11,433      13,745
 ELIMINATIONS                           (1,903)     (1,737)
-----------------------------------------------------------

   TOTAL                              $159,575    $224,463
===========================================================

                       L.A. GEAR, INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements

  The Company's domestic customers consist primarily of department, shoe, sporting goods and athletic footwear stores and wholesale distributors. In 1995, sales to Wal-Mart accounted for 15.3% of the Company's net sales. In 1994 and 1993 none of the Company's customers individually accounted for 10% or more of the Company's net sales. The Company's five largest customers worldwide, in the aggregate, accounted for approximately 27.8%, 26.8% and 20.7% of the Company's net sales in 1995, 1994 and 1993, respectively.

NOTE 17.  MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER
-------   ----------------------------------------------------------------
MATTERS; SELECTED QUARTERLY     FINANCIAL DATA (UNAUDITED)
----------------------------    --------------------------

  The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LA". The following table presents summarized unaudited quarterly results and the range of high and low closing sales prices on the New York Stock Exchange for the indicated fiscal quarters.

                                FIRST QUARTER           SECOND QUARTER            THIRD QUARTER              FOURTH QUARTER
                            --------------------    ----------------------     -------------------      -------------------------
                              1995        1994       1995(2)       1994(1)      1995       1994(2)       1995(1)       1994(1)(2)
---------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT
PER SHARE DATA)

NET SALES                   $ 69,392    $120,436     $79,014      $ 84,248     $94,354    $126,550      $ 53,791      $    84,732

GROSS PROFIT                $ 20,740    $ 34,909     $24,970      $ 23,657     $32,542    $ 42,180      $ 10,497      $    22,591

NET INCOME (LOSS)           $(11,642)   $ (2,027)    $(5,911)     $(11,765)    $   416    $  6,526      $(34,260)     $   (14,929)
INCOME (LOSS) PER
    COMMON SHARE:
      PRIMARY               $  (0.59)   $  (0.17)    $ (0.34)     $  (0.59)    $ (0.07)   $   0.20      $  (1.58)     $     (0.73)
                            ========    ========     =======      ========     =======    ========      ========      ===========
      FULLY DILUTED         $  (0.59)   $  (0.17)    $ (0.34)     $  (0.59)    $ (0.07)   $   0.20      $  (1.58)     $     (0.73)
                            ========    ========     =======      ========     =======    ========      ========      ===========

PRICE RANGE OF
    COMMON STOCK:
      HIGH                  $   5.87    $  11.38     $  4.37      $   7.50     $  4.12    $   7.00      $   3.12      $      8.25
      LOW                   $   3.87    $   7.00     $  3.00      $   5.63     $  2.25    $   5.63      $   1.62      $      5.37


(1) In the fourth quarter of 1995, a restructuring charge of $5.1 million and non-recurring charges of $5.6 million were recorded in selling, general and administrative expenses. The restructuring charge primarily related to the elimination of approximately 160 full time jobs, the closure of the Company's retail outlet stores and office space consolidation at the corporate headquarters. The non-recurring charges were in connection with a $4.6 million increase in the reserve for unused barter credits and a $1.0 million write-off of goodwill related to the acquisition of the Company's Mexican business in June 1994. In the second and fourth quarters of 1994, the Company incurred charges of $2.3 million and $0.2 million respectively for costs associated with the realignment of the senior management of the Company. See Note 9-Accounts Payable and Accrued Liabilities.

(2) In the second quarter of 1995, the Company recorded net litigation settlement income of $1.9 million as part of a settlement agreement in connection with patent infringement litigation. In the third quarter of 1994, the Company entered into various settlement agreements primarily in connection with trademark and patent infringement actions pursuant to which it recorded net litigation settlement income of $2.9 million. In the fourth quarter of 1994, the Company recorded $1.9 million of litigation settlement expense primarily related to the settlement of employment litigation and a dispute with a former distributor. See Note 14-Litigation.

  At January 22, 1996, the Company had approximately 12,601 holders of record of its Common Stock. To date, the Company has not paid cash dividends on its Common Stock. The terms of the Series A Preferred Stock place restrictions on the ability of the Company to pay dividends on the Common Stock. The Company does not anticipate paying any dividends on the Common Stock in the foreseeable future.

SELECTED FINANCIAL DATA

                                                    FOR THE FISCAL YEAR ENDED NOVEMBER 30,
                                                    --------------------------------------
                                            1995         1994      1993        1992          1991
---------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)

NET SALES                                 $296,551     $415,966   $398,358    $430,194     $619,175

LOSS FROM CONTINUING OPERTIONS             (51,397)     (22,195)   (32,513)    (71,901)     (44,996)

NET LOSS                                   (51,397)     (22,195)   (32,513)    (71,901)     (66,200)

LOSS APPLICABLE TO COMMON STOCK            (59,143)     (29,695)   (40,180)    (79,647)     (67,825)

PER COMMON SHARE:

 LOSS FROM CONTINUING OPERATIONS
   BEFORE PREFERRED DIVIDENDS             $  (2.24)    $  (0.97)  $  (1.42)   $  (3.39)    $  (2.31)

 LOSS FROM CONTINUING OPERATIONS             (2.58)       (1.29)     (1.75)      (3.76)       (2.40)

 LOSS APPLICABLE TO COMMON STOCK             (2.58)       (1.29)     (1.75)      (3.76)       (3.49)

                                                                AT NOVEMBER 30,
                                                                ---------------
                                            1995         1994      1993        1992          1991
---------------------------------------------------------------------------------------------------
(IN THOUSANDS)
CASH AND CASH EQUIVALENTS                 $ 35,956     $ 49,710   $ 27,790    $ 83,982(A)  $  1,422

INVENTORIES                                 51,677       57,597    109,797      61,923      141,115

WORKING CAPITAL                            103,999      147,848    161,948     168,049      203,215

TOTAL ASSETS                               159,575      224,463    254,613     250,144      327,751

CONVERTIBLE SUBORDINARTED DEBENTURES        50,000       50,000     50,000          --           --

MANDATORILY REDEEMABLE PREFERRED STOCK
 PLUS ACCRUED AND UNPAID DIVIDENDS         107,746      100,000    100,000     100,000      100,000

SHAREHOLDERS' (DEFICIT) EQUITY             (40,627)      18,149     46,797      87,451      131,715

(A) Cash and cash equivalents included $29.0 million of collateralized cash.

REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF L.A. GEAR, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' (deficit) equity and cash flows present fairly, in all material respects, the financial position of L.A. Gear, Inc. and its subsidiaries at November 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP
Los Angeles, California
January 22, 1996