Form 10-K, Exhibit 13
period 1996-11-30
LA GEAR INC
filed 1997-02-28
CIK 793937

                                   L.A. GEAR, INC.





                                   [L.A. GEAR LOGO]












                                         1996
                                    ANNUAL REPORT

                                   [L.A. GEAR LOGO]

    This Annual Report contains certain forward-looking statements within the meaning of the federal securities laws. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements due to a number of factors, including those set forth under LIQUIDITY AND CAPITAL RESOURCES and OUTLOOK FOR FISCAL 1997. See SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.





                             A LETTER TO OUR SHAREHOLDERS

    1996 was another very difficult year for the Company. Despite a reorganization plan that was adopted in September 1995, the Company continued to register significant declines in both revenues and gross profit margins. Worldwide sales decreased $100.2 million, or 34%, to $196.4 million, with sales in the United States falling $56.4 million (29%) and international sales decreasing $43.7 million (42%).

    Consequently, in order to generate higher revenues and margins as well as more closely align operating expenses with the Company's lower sales volume, an even more extensive restructuring plan was implemented in November 1996. This plan necessitated a charge of $28.8 million to the fourth quarter 1996 results and contributed to a total net loss of $61.7 million for the year. The latest restructuring affects all aspects of the Company's business worldwide and includes an operating strategy designed to provide a solid base upon which the Company can grow. The plan contains several key components including:

    NEW OPERATING MANAGEMENT - In November 1996, Bruce W. MacGregor assumed the responsibilities of President and Chief Operating Officer. Mr. MacGregor has over twelve years of experience in the footwear industry, including senior marketing and design positions at Avia International. He also served as Co-founder, President and Chief Executive Officer of Deja Shoe, an adult casual footwear company. In addition, new executives have been appointed to most key leadership positions of the Company, including: Vice President-Product (design, development and sourcing); Vice President-U.S. Sales; Vice President-International; and Chief Financial Officer.

    NEW BUSINESS STRATEGY AND PRODUCTS - Beginning with the Fall 1997 product line, the Company will adopt a definitive product segmentation strategy aimed at differentiating its products among its various tiers of distribution channels. This strategy involves two major components: (1) introducing new Company brands to appeal to demographic groups with whom the Company is not currently achieving significant market share penetration; and (2) differentiating the L.A. Gear product line by use of sub-brands and co-labeling.

    The first two new brands being introduced for Fall 1997 are Mongo-TM-, a fashion-forward casual shoe designed to appeal to trend-setting young adults; and Digit3-TM-, a performance brand for the extreme sports enthusiast. The Mongo-TM- brand is similar to Fatmox-TM- by L.A. Gear, a sub-brand which the Company introduced in Europe in 1996 and which has been well received.

    Within the women's product line, the Company will be refocusing on shoes with athletic silhouettes and will be adding the co-label ABS+-TM- to its women's athletic shoes containing new cushioning technology. This line will augment updated basic and fitness styles that reflect the Company's heritage.

    Building off its innovative and successful children's lighted shoes line, the Company will be using the sub-brand L.A. Lights-Registered Trademark- by L.A. Gear as the umbrella brand for all four of its children's lighted product lines. Included under this sub-brand will be two new technologies in Fall 1997:
Lazerlites-TM-, a fiber optic technology that causes shoe laces to light when motion activated, and Faderz-TM-, a bottom-lighted shoe that yields a constant light setting when motion activated, and fades off when motion ceases. Also being offered will be two currently available technologies, Lites-TM-, bottom-lighted styles, and NEONZ-TM-, lighted side-panel shoes.

    Successful product differentiation and distribution segmentation are vital to the Company's attempts to realize revenue growth and margin improvement. Accordingly, the Company will offer its newest technologies and brands at higher tiered distribution channels while continuing to offer its basic lines through its current channels of distribution. Our customers will be serviced by a restructured sales force consisting primarily of independent agents carrying either the Company's adult or children's full product line.

    INTERNATIONAL REORGANIZATION - The Company plans to convert certain subsidiary operations in Europe into independent distributorships and consolidate functions, where appropriate, in the remaining subsidiaries. This strategy will eliminate significant expenses while continuing to allow the Company to provide products in countries where the L.A. Gear-Registered Trademark- brand enjoys widespread recognition and acceptance.

    EXPENSE REDUCTION - The restructuring plan included significant expense reduction programs, including reduced worldwide staffing and a significant reduction in leased space requirements at our corporate headquarters and distribution center in Southern California. These programs are targeted to reduce operating expenses by over $30 million on an annualized basis. In addition to the restructuring, certain product lines have been narrowed or discontinued in order to focus the Company's design, development and marketing efforts more effectively.

    By implementing these far-reaching changes throughout the Company, we believe that L.A. Gear is positioned to be more competitive in the fast-changing environment in which it operates without compromising its full service philosophy to its customers. We believe that our new business strategy directly addresses the Company's continuing challenges of increasing revenues and gross margins. The ongoing support and patience of our employees, shareholders, bondholders, customers and suppliers are deeply appreciated.


Sincerely,





Stanley P. Gold                             Bruce W. MacGregor
Chairman and Chief Executive Officer        President & Chief Operating Officer


SELECTED FINANCIAL DATA


                                                                FOR THE FISCAL YEAR ENDED NOVEMBER 30,
                                                                --------------------------------------
                                                    1996           1995          1994           1993           1992
----------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)

NET SALES                                         $196,448       $296,551      $415,966       $398,358       $430,194

NET LOSS                                           (61,689)       (51,397)      (22,195)       (32,513)       (71,901)

LOSS APPLICABLE TO COMMON STOCK                    (70,077)       (59,143)      (29,695)       (40,180)       (79,647)

PER COMMON SHARE:

    LOSS BEFORE PREFERRED DIVIDENDS               $  (2.69)      $  (2.24)     $  (0.97)      $  (1.42)      $  (3.39)

    LOSS APPLICABLE TO COMMON STOCK                  (3.06)         (2.58)        (1.29)         (1.75)         (3.76)

                                                            AT NOVEMBER 30,
                                                            ---------------

                                                    1996           1995          1994           1993           1992
----------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

CASH AND CASH EQUIVALENTS                         $ 34,239       $ 35,956      $ 49,710       $ 27,790       $ 83,982 (A)

INVENTORIES                                         32,809         51,677        57,597        109,797         61,923

WORKING CAPITAL                                     46,467        103,999       147,848        161,948        168,049

TOTAL ASSETS                                       100,956        159,575       224,463        254,613        250,144

CONVERTIBLE SUBORDINATED DEBENTURES                 50,000         50,000        50,000         50,000             --

MANDATORILY REDEEMABLE SERIES A PREFERRED STOCK
    PLUS ACCRUED AND UNPAID DIVIDENDS                   --        107,746       100,000        100,000        100,000

SHAREHOLDERS' EQUITY (DEFICIT)                       4,504        (40,627)       18,149         46,797         87,451


(A) CASH AND CASH EQUIVALENTS INCLUDED $29.0 MILLION OF COLLATERALIZED CASH.


L.A. GEAR,  INC.  AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ALL REFERENCES TO YEARS ARE TO THE FISCAL YEARS ENDED NOVEMBER 30, 1996, 1995 AND 1994 AS APPLICABLE

1996 COMPARED TO 1995

NET SALES In 1996, the Company's net sales decreased by 33.8% to $196.4 million from $296.6 million in 1995 primarily due to (i) a 24.5% decrease in the total number of pairs sold to 13.2 million pairs in 1996 from 17.5 million pairs in 1995 and (ii) a decrease of $2.14 in the overall average selling price per pair. Domestic net sales decreased by 29.3% from the prior year. International net sales, which accounted for approximately 30.7% of the Company's total net sales, decreased by 42.0% from the previous year.

     The following table sets forth certain information regarding the Company's net sales:

                                                  NET SALES
                                   ------------------------------------------
                                        1996                       1995
                                   ------------------------------------------
                                       $           %             $         %
-----------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

DOMESTIC FOOTWEAR
          CHILDREN'S                 $ 74,981      38%        $107,570     36%
          WOMEN'S                      38,362      20           46,422     16
          MEN'S                        20,430      10           35,842     12
OTHER                                   2,282       1            2,659      1
-----------------------------------------------------------------------------
          TOTAL DOMESTIC SALES        136,055      69          192,493     65
-----------------------------------------------------------------------------

INTERNATIONAL FOOTWEAR
          CHILDREN'S                   32,095      17           57,623     19
          WOMEN'S                      13,879       7           22,500      8
          MEN'S                        10,219       5           18,810      6
OTHER                                   4,200       2            5,125      2
-----------------------------------------------------------------------------
          TOTAL INTERNATIONAL SALES    60,393      31          104,058     35
-----------------------------------------------------------------------------
          TOTAL NET SALES            $196,448     100%        $296,551    100%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

     The following table sets forth the percentage changes, by Children's, Women's and Men's categories, in the number of pairs sold during 1996 as compared to 1995:

                                         CHANGES BETWEEN 1996 AND 1995
                                   ------------------------------------------
VOLUME OF FOOTWEAR SOLD            DOMESTIC    INTERNATIONAL           TOTAL
-----------------------------------------------------------------------------
CHILDREN'S                         (17.9)%        (39.9)%             (24.8)%
WOMEN'S                             (5.2)%        (32.7)%             (12.9)%
MEN'S                              (38.8)%        (45.1)%             (40.8)%

TOTAL VOLUME (DECREASE)            (18.0)%        (39.2)%             (24.5)%

     The decrease in overall net sales in 1996 was primarily attributable to (i) reduced worldwide demand for the Company's children's lighted footwear and adult products and (ii) a $2.20 per pair decrease in the average domestic selling price, primarily with respect to children's lighted footwear and the Wal-Mart line. Despite the lower total international sales, the response to the new adult Fatmox-TM- line in Europe has been positive, generating over half of the European adult sales for the second half of 1996.

     Total sales of the Company's children's lighted shoes decreased by $60.8 million to $61.5 million in 1996 from $122.3 million in 1995. Domestic sales of children's lighted product decreased by $33.6 million due to a drop in both volume (to 2.4 million pairs from 4.3 million pairs) and average selling price (to $15.94 from $16.99) primarily as a result of lower priced lighted shoes offered by competitors and reduced demand for the Company's lighted product. Internationally, children's lighted sales decreased by $27.2 million compared to 1995, primarily due to reduced demand worldwide for the Company's lighted product. As a result, sales of children's lighted shoes accounted for only 57.4% of total children's net sales in 1996, down from 74.0% in 1995.

GROSS MARGIN The consolidated gross margin for 1996 decreased to 24.0% from 29.9% principally due to a decline in international gross margins to 21.2% from 36.0%. The decrease in the international margin was due to (i) an increase of approximately $3 million in markdowns issued to customers of the Company's Far East joint venture with Inchcape Pacific Limited ("Inchcape"), (ii) an increase in inventory reserves established in the fourth quarter by the Company's European subsidiaries, primarily for Graf/x-TM- and (iii) low margins realized on sales of lighted product and increases in reserves for slow moving and discontinued lighted inventory.

     Domestically, the gross margin decreased to 25.3% from 26.7% in the prior year. The domestic margin was negatively impacted by $6.1 million in markdown and obsolescence reserves in the fourth quarter, primarily associated with the discontinuance of the Graf/x-TM- line, an increase in reserves due to significant reductions in the women's casual product line and obsolescence reserves for certain NEONZ-TM- products, partially offset by the settlement of a number of outstanding claims against factories for defective product, net of liabilities to such factories for unamortized molds and tooling in the second and third quarters.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING CHARGES In November 1996, the Company adopted a reorganization plan which included a cost reduction program aimed at bringing the Company's operating expenses in line with its anticipated sales base. The plan resulted in a restructuring charge of $28.8 million in 1996 and primarily consisted of the following key elements: (i) an approximate 52% reduction in the Company's full-time domestic workforce (from approximately 314 to 150 employees); (ii) reduction of corporate overhead through space consolidation at the Company's Santa Monica, California headquarters and Ontario, California distribution center; and (iii) a consolidation and restructuring of the Company's European operations (including an $8.3 million write-off of goodwill), providing for, where appropriate, distribution to the Company's European customers through independent distributors rather than through direct subsidiaries.

     In September 1995, the Company announced a corporate reorganization plan designed to reengineer key business processes, streamline the Company's organizational structure and substantially reduce operating expenses which resulted in a restructuring charge of $5.1 million. In addition, the Company incurred non-recurring charges of $5.6 million in fiscal 1995. Exclusive of restructuring and non-recurring charges of $28.8 million and $10.7 million in 1996 and 1995, respectively, total selling, general and administrative expenses decreased by $44.1 million or 33.7% to $86.8 million in 1996 from $130.9 million in 1995.

     Domestic selling, general and administrative expenses (exclusive of restructuring and non-recurring charges of $10.6 million and $10.2 million in 1996 and 1995, respectively) decreased by $32.9 million or 35.0% in 1996. The reduction in domestic expenses was primarily due to the benefits realized from the implementation of the Company's 1995 corporate reorganization plan which reduced (i) advertising and promotional expenses by $12.2 million, (ii) compensation and benefit expenses by $5.2 million, (iii) professional and consulting fees by $3.0 million, (iv) depreciation by $2.8 million and (v) other net expenses by $4.9 million. In addition, bad debt expense decreased by $2.6 million as a result of lower sales, a reduced level of bad debt write-offs and a $0.9 million recovery of bad debt in the first quarter of 1996. Sales commissions also decreased by $2.2 million due to reduced sales in 1996 compared to 1995. Approximately $2.6 million in restructuring costs incurred in 1996 was applied against the restructuring reserve established in fiscal 1995.

     International selling, general and administrative expenses (exclusive of restructuring charges of $18.2 million in 1996 and $0.5 million in 1995) decreased by $11.2 million, or 30.3%, to $25.8 million compared to $37.0 million in 1995 primarily due to lower advertising and promotional expenses, compensation and benefits and bad debt expense.

     Total selling, general and administrative expenses, exclusive of restructuring and non-recurring charges, as a percentage of net sales, remained constant at approximately 44% in 1996 as in 1995. Changes in the Company's selling, general and administrative expenses cannot be directly related to fluctuations in sales volume as a substantial portion of such expenses are incurred to benefit future periods, such as media, advertising and trade show expenses. The benefits of the 1996 cost reduction plan are expected to be realized in fiscal 1997.

LITIGATION SETTLEMENTS, NET   Fiscal 1996 results include net settlement income
of $1.9 million, primarily in connection with the settlement of an environmental compliance matter. Fiscal 1995 results include net settlement income of $2.3 million, substantially all of which was in connection with the settlement of certain patent and trademark infringement actions. See NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, NOTE 15 - LITIGATION.

INTEREST EXPENSE/INCOME Interest expense of $4.1 million and $4.2 million in 1996 and 1995, respectively, was primarily related to interest costs on the $50 million, 73/4% convertible subordinated debentures due 2002 (the "Debentures") issued in December 1992. Interest income amounted to $2.0 million in both 1996 and in 1995.

MINORITY INTEREST Minority interest increased to $7.0 million in 1996 from $1.3 million in 1995. This increase relates to losses incurred by the Company's Far East joint venture with Inchcape primarily as a result of markdowns given to its customers and reduced sales of children's lighted product. Minority interest represents the share of the joint venture's losses allocated to Inchcape pursuant to the terms of the joint venture agreement.

     In September 1996, L.A. Gear (Far East) Limited, the Company's Far East joint venture with Inchcape, ceased operations as the exclusive marketer, distributor and seller of L.A. Gear branded footwear, apparel and accessories in select Far East markets. The Company anticipates receiving approximately $1.0 million in proceeds upon the dissolution of the joint venture to be recognized as income upon receipt. See NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, NOTE 4
- BUSINESS ACQUISITIONS AND DISPOSITIONS.

     The Company is currently reviewing alternative means of distributing L.A. Gear branded products in the Far East markets previously serviced by the joint venture. Separately, the Company entered into agreements with Itochu Corporation in July 1996 and Daiwa Corporation in September 1996 to distribute L.A. Gear branded footwear and L.A. Gear branded apparel and accessories, respectively, in Japan, a market not previously serviced by the joint venture.

MANAGEMENT In June 1996, David Gatto, Executive Vice President, resigned from the Company. In August 1996, James Moodhe, Senior Vice President-Marketing, Design and Development, left the Company to pursue other career opportunities. Also in August 1996, Bruce MacGregor joined the Company as Senior Vice President
- Product and Marketing. Prior to joining the Company, Mr. MacGregor served as Vice President - Marketing at Avia International and Co-founder, President and Chief Executive Officer at Deja Shoe.

     In November 1996, the Company announced that William L. Benford, President and Chief Operating Officer, was resigning as an officer of the Company to join Shamrock Capital Advisors, Inc. ("SCA"), in early February 1997. SCA is the financial advisor to Trefoil Capital Investors, L.P. ("Trefoil"), the largest beneficial owner of the Company's stock. Mr. MacGregor has been named as the Company's new President and Chief Operating Officer. Mr. Benford will continue to serve on the Company's Board of Directors. Also in November 1996, Victor Trippetti was promoted from Vice President and Treasurer to Senior Vice President and Chief Financial Officer of the Company.

     As part of the Company's cost reduction plan adopted in November 1996, Tracey Doi, former Vice President and Controller, left the Company in January 1997 to pursue other opportunities, and Thomas Larkins, Senior Vice President and Chief Administrative Officer, will be leaving the Company during fiscal 1997 following his completion of certain projects.

DOMESTIC AND INTERNATIONAL INDUSTRY SEGMENTS For information concerning the Company's industry segments, see NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,
NOTE 17 - SEGMENT REPORTING.

1995 COMPARED TO 1994

NET SALES In 1995, the Company's net sales decreased by 28.7% to $296.6 million from $416.0 million in 1994 primarily due to (i) a 23.8% decrease in the total number of pairs sold to 17.5 million pairs in 1995 from 22.9 million pairs in 1994 and (ii) a decrease of $1.36 in the overall average selling price per pair. Domestic net sales decreased by 35.3% from the prior year. International net sales, which accounted for approximately 35.1% of the Company's total net sales, decreased by 12.1% from the previous year.

     The following table sets forth certain information regarding the Company's net sales:

                                             NET SALES
                              -----------------------------------------------
                                            1995                   1994
                              -----------------------------------------------
                                         $         %           $           %
-----------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)

DOMESTIC FOOTWEAR
          CHILDREN'S                  $107,570     36%      $165,460       40%
          WOMEN'S                       46,422     16         63,218       15
          MEN'S                         35,842     12         67,186       16
OTHER                                    2,659      1          1,721        1
-----------------------------------------------------------------------------
          TOTAL DOMESTIC SALES         192,493     65        297,585       72
-----------------------------------------------------------------------------
INTERNATIONAL FOOTWEAR
          CHILDREN'S                    57,623     19         48,340       11
          WOMEN'S                       22,500      8         25,431        6
          MEN'S                         18,810      6         40,643       10
OTHER                                    5,125      2          3,967        1
-----------------------------------------------------------------------------
          TOTAL INTERNATIONAL SALES    104,058     35        118,381       28
-----------------------------------------------------------------------------
          TOTAL NET SALES             $296,551    100%      $415,966      100%
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

     The following table sets forth the percentage changes, by Children's, Women's and Men's categories, in the number of pairs sold during 1995 as compared to 1994:

                                         CHANGES BETWEEN 1995 AND 1994
                                   ------------------------------------------
VOLUME OF FOOTWEAR SOLD            DOMESTIC         INTERNATIONAL      TOTAL
-----------------------------------------------------------------------------
CHILDREN'S                         (26.2)%              14.1%         (17.0)%
WOMEN'S                            (19.5)%             (28.4)%        (22.2)%
MEN'S                              (35.4)%             (51.1)%        (41.4)%

TOTAL VOLUME (DECREASE)            (26.3)%             (17.6)%        (23.8)%

     The decrease in 1995 domestic net sales principally represents (i) a 26.2% drop in the number of pairs of children's shoes sold primarily due to a $49.4 million decrease in domestic sales of children's lighted product, (ii) a 35.4% decrease in the number of pairs of men's shoes sold in 1995 compared to 1994 primarily due to sales of approximately $12.0 million of a newly introduced men's lighted LEAP GEAR-TM- product line in the first quarter of 1994 without a comparable introduction in the first quarter of 1995 and lower sales of the FLAK-TM- product line in 1995 compared to 1994, (iii) a 19.5% decrease in the number of pairs of women's shoes sold in 1995 compared to 1994 primarily due to overall reduced demand and (iv) a decrease of $2.33 in the average selling price per pair to $15.65 in 1995 from $17.98 in 1994. Due to the long lead times required to introduce new footwear products to market, the Company was unable to offer more women's shoe styles in 1995 despite its refocused efforts on the women's and children's markets. The decrease in the average selling price per pair was principally due to the Company's focus on offering more value-priced products for men and women, a reduced emphasis on more expensive performance athletic footwear and sales of a product line developed for Wal-Mart. Sales to Wal-Mart amounted to $45.3 million and $39.6 million in 1995 and 1994, respectively.

     Total sales of the Company's children's lighted shoes decreased by $36.4 million to $122.3 million in 1995 from $158.7 million in 1994. Sales of children's lighted shoes accounted for 74.0% and 74.2% of total children's net sales in 1995 and 1994, respectively. Domestic sales of children's lighted product decreased by $49.4 million in 1995 compared to 1994 primarily due to a drop in both volume (to 4.3 million pairs from 6.2 million pairs) and average selling price per pair (to $16.99 from $19.73) as a result of excess inventory at retailers, lower priced lighted shoes offered by competitors and the possible effect of adverse publicity regarding selected styles of its children's lighted shoes manufactured prior to May 1994 which utilized motion-activated switches containing mercury. Internationally, sales of children's lighted product grew by $13.0 million in 1995 compared to 1994, particularly in Europe and Asia.

     Sales by the Company's European subsidiaries and Far East joint venture increased by 23.7% compared to 1994 principally due to increased demand for children's lighted products. Overall, the average selling price per pair internationally increased by $0.87 from $17.71 in 1994 to $18.58 in 1995. Total international net sales in 1995 decreased by approximately $14.3 million from the prior year primarily due to reduced sales in Mexico, Central and South America and Poland. Sales in Mexico, Central and South America were adversely affected by poor economic conditions in those regions. In 1994, the Company sold approximately $6.5 million in excess inventory into Poland with no corresponding sales in 1995. The number of pairs of men's shoes sold internationally decreased by 51.1% from the prior year primarily due to lower sales of the FLAK-TM- product line in Germany and the impact of the lower sales in Mexico, Central and South America and Poland. The number of pairs of women's shoes sold internationally decreased by 28.4% primarily due to overall reduced demand.

GROSS MARGIN Gross margin increased to 29.9% for 1995 from 29.7% in 1994 primarily due to the improvement in the international gross margin to 36.0% from 30.0% in the prior year as a result of the increased demand for children's lighted products and reduced international sales of excess inventory in 1995. The increase in the international margin was partially offset by a decrease in the domestic gross margin to 26.7% in 1995 from 29.5% in 1994 primarily as a result of domestic sales of selected discontinued men's styles in 1995 and an increase in inventory obsolescence reserves in the fourth quarter.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES AND RESTRUCTURING CHARGES In September 1995, the Company announced a corporate reorganization plan designed to reengineer key business processes, streamline the Company's organizational structure and substantially reduce operating expenses. The reorganization plan resulted in a restructuring charge of $5.1 million in 1995 primarily relating to the elimination of approximately 160 full time jobs, the closure of the Company's retail outlet division and office space consolidation at the corporate headquarters. In addition, during the fourth quarter of 1995 the Company incurred non-recurring charges of $5.6 million in connection with (i) a $4.6 million increase in the reserve for unused barter credits and (ii) a $1.0 million write off of goodwill related to the acquisition of certain assets of the Company's exclusive distributor (and one of its affiliates) in Mexico in June 1994. In 1994, the Company incurred non-recurring charges of $2.5 million for payments due under contractual obligations to certain individuals upon realignment of senior management. Exclusive of restructuring and non-recurring charges of $10.7 million and $2.5 million in 1995 and 1994, respectively, total selling, general and administrative expenses decreased by $10.5 million or 7.4% to $130.9 million during 1995 from $141.4 million during 1994.

     Domestic selling, general and administrative expenses (exclusive of restructuring and non-recurring charges of $10.2 million) decreased by $15.4 million or 14.1% in 1995. This decrease include reductions in (i) compensation expenses of $4.1 million, (ii) sourcing fees of $3.1 million, (iii) depreciation of $2.0 million, (iv) advertising and promotional expenses of $1.9 million, (v) legal fees of $1.5 million, (vi) sales commissions of $1.3 million and (vii) other net variable expenses of $3.9 million. These overall expense reductions were offset by an increase of $2.4 million in bad debt expense primarily due to increased reserves to cover the Company's exposure to its customers importing product into Mexico and a general deterioration in the retail environment.

     International selling, general and administrative expenses, exclusive of restructuring charges of $0.5 million in 1995, increased by $4.9 million primarily due to higher expenses of the European subsidiaries and Far East joint venture as a result of the increase in volume of their business. The joint venture, which was formed in December 1993 with Inchcape to engage in marketing, sales and distribution of L.A. Gear-Registered Trademark- branded footwear, apparel and accessories in selected Far East markets, was still in the start-up phase in 1994.

     As a result of the devaluation of the peso in fiscal 1995, the Company's Mexican subsidiary incurred a foreign exchange loss of $0.5 million related to the partial repayment of intercompany indebtedness. There were no other significant exchange gains or losses in 1995 or 1994.

     As a percentage of net sales, selling, general and administrative expenses (exclusive of restructuring and non-recurring charges) increased to approximately 44% in 1995 from approximately 34% in 1994. Changes in the Company's selling, general and administrative expenses cannot be directly related to fluctuations in sales volume as a substantial portion of expenses are incurred to benefit future periods, such as media, advertising and trade show expenses.

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

INTEREST EXPENSE/INCOME Interest expense of $4.2 million and $4.4 million in 1995 and 1994, respectively, primarily related to interest costs on the $50 million Debentures.

     Interest income increased to $2.0 million in 1995 from $1.4 million in 1994 primarily as a result of higher interest rates on approximately the same average cash balances.

DOMESTIC AND INTERNATIONAL INDUSTRY SEGMENTS For information concerning the Company's industry segments, see NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,
NOTE 17 - SEGMENT REPORTING.

LIQUIDITY AND CAPITAL RESOURCES

     The following table sets forth certain data with respect to the Company's liquidity and capital resources.

                                                       YEAR ENDED NOVEMBER 30,
                                                   -----------------------------
                                                      1996     1995      1994
--------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT INTEREST RATES)

CASH AND CASH EQUIVALENTS                           $34,239  $ 35,956  $ 49,710
WORKING CAPITAL                                      46,467   103,999   147,848
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         618   (11,212)   28,369
CASH USED IN INVESTING ACTIVITIES                      (710)   (3,256)   (4,448)
CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES      (1,877)      622    (1,016)
OUTSTANDING LETTERS OF CREDIT                        26,467    24,440    36,699
BORROWINGS UNDER INTERNATIONAL CREDIT FACILITIES         --     1,233       557
CONVERTIBLE SUBORDINATED DEBENTURES                  50,000    50,000    50,000
MANDATORILY REDEEMABLE PREFERRED STOCK
  PLUS ACCRUED AND UNPAID DIVIDENDS                      --   107,746   100,000
WEIGHTED AVERAGE INTEREST RATES ON CREDIT FACILITIES     --      8.2%      8.3%


CASH AND CASH EQUIVALENTS Cash and cash equivalent balances decreased by $1.7 million from November 30, 1995 to a balance of $34.2 million at November 30, 1996 primarily due to cash used to fund operating losses offset by reduced working capital requirements. However, a substantial portion of the cash expenditures associated with the Company's 1996 cost reduction plan are being incurred after the end of fiscal 1996, although such costs have been reflected as a charge to earnings in the consolidated statement of operations for fiscal 1996. These cash expenditures (including severance payments), together with a seasonal need for cash outlays in the first quarter of fiscal 1997, have significantly reduced the Company's cash balances from that shown at the end of fiscal 1996. However, the Company believes that it has sufficient funding under the Revolving Facility to meet its short term liquidity needs. See BORROWING FACILITIES AND LIQUIDITY.

ACCOUNTS RECEIVABLE, NET Net accounts receivable at November 30, 1996 decreased by $22.7 million from the prior year primarily due to reduced sales in October and November 1996 (including an $8.2 million reduction in sales to Wal-Mart) compared to the same period in 1995.

INVENTORY Inventory decreased by $18.9 million from $51.7 million at November 30, 1995 to $32.8 million at November 30, 1996, due to planned inventory management resulting from lower sales volume, the shipment of 0.6 million pairs to Wal-Mart in the first half of 1996 from the November 30, 1995 inventory and the Company's continuing efforts to effectively manage inventory levels.

ACCOUNTS PAYABLES AND ACCRUED LIABILITIES Accounts payable and accrued liabilities at November 30, 1996 increased by $13.6 million from the prior year primarily due to an increase in accrued restructuring charges.

BORROWING FACILITIES AND LIQUIDITY Effective as of August 31, 1996, the Company entered into an amendment to its existing revolving credit facility with BankAmerica Business Credit, Inc. ("BABC") for loans and letters of credit (the "Revolving Facility"). The amendment provided for, among other things, (i) an extension of the term of the Revolving Facility for an additional three years to November 30, 1999, (ii) a reduction in the maximum amount available for aggregate loans and letters of credit at any time from $75 million to $50 million, (iii) an increase in the maximum amount of aggregate loans permitted to be outstanding at any time from $10 million to $20 million and (iv) a reduction in the minimum Adjusted Tangible Net Worth (as defined in the Revolving Facility) required to be maintained under the Revolving Facility, with a restriction on the payment of cash dividends on the Company's

Series B Cumulative Convertible Preferred Stock and a reduction in the amount of the available Borrowing Base (as defined in the Revolving Facility) if the Company's Adjusted Tangible Net Worth falls below certain thresholds.

    Effective November 30, 1996, the Company entered into a further amendment to its Revolving Facility with BABC (the "November 30 Amendment"). The amendment provides for, among other things, (i) a reduction in the term of the Revolving Facility from November 30, 1999 to May 31, 1998, (ii) a reduction in the maximum amount available for aggregate loans and letters of credit at any time from $50 million to $25 million, (iii) a reduction in the maximum amount of aggregate loans permitted to be outstanding at any time from $20 million to $10 million, (iv) certain revisions to the borrowing availability calculation including the elimination of a reserve against availability, (v) a reduction in the minimum Adjusted Tangible Net Worth required to be maintained under the Revolving Facility and (vi) an increase in bank fees. The Company is currently negotiating with various lenders to secure borrowing facilities beyond May 31, 1998.

    The Revolving Facility is secured primarily by the Company's domestic assets and is subject to certain financial covenants. Cash borrowings under the Revolving Facility bear interest at a rate equal to Bank of America's publicly announced reference rate plus one and one-half percent. There were no domestic cash borrowings under the Revolving Facility at any time during the year ended November 30, 1996 and, as of that date, approximately $26.5 million of domestic letters of credit were outstanding under the Revolving Facility and $10 million was available for borrowing. In connection with the execution of the November 30 Amendment, BABC granted a waiver through December 31, 1996 of the $25 million limit on aggregate loans and letters of credit.

    The Company's liquidity is contingent primarily on attaining forecast sales levels, gross margins and operating expenses and securing financing beyond May 31, 1998. The Company believes that, based on its current forecast, its present funding sources are sufficient to meet its liquidity needs through fiscal 1997. However, the Company can make no assurances that it will meet its current forecast. Factors influencing the Company's ability to sustain adequate liquidity levels include the reduced size of the business and related working capital needs, the timing of the sale or closure of certain of the Company's European subsidiaries and the level of domestic operating costs. In the event that the Company's future operating results fall below management's expectations, the Company will consider other available alternatives.

CONVERTIBLE DEBENTURES The $50 million Debentures are convertible into shares of the Company's Common Stock at a conversion rate of $12.30 per share, and are redeemable by the Company at any time, initially at a specified premium to par, declining to par for redemptions on or after November 30, 2000.

SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK/SHARE EXCHANGE TRANSACTION On April 9, 1996, the Company's shareholders approved the exchange (the "Share Exchange Transaction") of all of the issued and outstanding shares of the Company's Series A Cumulative Convertible Preferred Stock, stated value $100 per share ("Series A Preferred Stock"), and all accrued and unpaid dividends thereon for (i) 1,000,000 shares of a new series of preferred stock to be issued by the Company, entitled Series B Cumulative Convertible Preferred Stock, stated value $100 per share ("Series B Preferred Stock"), plus (ii) an additional number of shares of Series B Preferred Stock equal to the dollar amount of accrued and unpaid dividends in respect to the Series A Preferred Stock through the closing of the Share Exchange Transaction. The Share Exchange Transaction was completed on April 12, 1996 and, as a result, Trefoil, the holder of all the Series A Preferred Stock, was issued 1,107,902 shares of Series B Preferred Stock and the Series A Preferred Stock was retired.

    The terms of the Series B Preferred Stock provide for, among other things,
(i) the elimination of the mandatory redemption feature of the Series A Preferred Stock (including the initial $35 million mandatory redemption obligation, plus accrued and unpaid dividends on the Series A Preferred Stock, which was due in August 1996), (ii) a reduction in the conversion price from $10.00 to $6.75 per share and (iii) the voting of shares of Series B Preferred Stock (on an as converted basis) together with shares of the Company's Common Stock on all matters, including the election of directors. The coupon rate of 7.5% per annum for dividends with respect to the Series B Preferred Stock remains unchanged from that of the Series A Preferred Stock. During the fiscal year ended November 30, 1996, the Company was entitled, at its option, to pay dividends on the Series B Preferred Stock in either additional shares of Series B Preferred Stock or in cash. Thereafter, dividends on the Series B Preferred Stock are payable only in cash. The Company elected to pay the dividends of $1.1 million, $2.1 million and $2.1 million due on May 31, August 31 and November 30, 1996, respectively, in additional shares of Series B Preferred Stock. The holders of the Series B shares are entitled to receive, when, as and if declared by the Board of Directors out of assets of the Company legally available therefor, cumulative cash dividends at an annual rate of 7.5% (if in arrears, compounded quarterly at a rate of 8.625% per annum with respect to dividends in arrears, through the date of payment of such arrearages), payable quarterly in arrears on the last business day of February, May, August and November.

    The Company's Board of Directors has approved the non-payment of the cash dividend required on the Series B Preferred Stock (see NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, NOTE 12 - SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK/SHARE EXCHANGE TRANSACTION) due February 28, 1997. As a result of such default, future dividends will accrue at a rate of 8.625% per annum compounded quarterly with respect to dividends in arrears.

INVESTMENT POLICIES The Company's cash investment policy allows the investment of available cash in accordance with certain quality, maturity and diversification parameters. The basic objectives of this policy are (i) safety and preservation of capital, (ii) liquidity of investments sufficient to meet cash flow requirements and (iii) attainment of an optimal market rate of return on invested funds consistent with the stated objectives.

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

COMMITMENTS In the normal course of business the Company enters into various agreements for obtaining footwear technology and product sourcing. In addition, the Company occupies certain facilities, including corporate offices and distribution centers and rents certain equipment under operating leases. Agreements and lease commitments with terms extending through the year 2002 contain provisions for future guaranteed minimum payments aggregating approximately $21.0 million. There were no commitments for any material capital expenditures at November 30, 1996.

INCOME TAXES At November 30, 1996, the Company had a federal tax net operating loss ("NOL") carryforward of approximately $101.4 million which will, if unused, expire in varying amounts in fiscal years 2007 through 2011. The Company also has a federal alternative minimum tax credit carryforward of approximately $3.2 million (available to offset future regular tax liabilities) which may be carried forward indefinitely. California franchise tax NOL carryforwards of approximately $88.3 million will, if unused, expire primarily in fiscal year 1998. In addition, the Company has other state and foreign NOL carryforwards with varying limitations on future utilization. The Company's NOL carryforwards may be restricted upon a change in control.

BACKLOG The Company had a combined domestic and international order backlog of $46.5 million and $88.0 million at December 31, 1996 and 1995, respectively. The lower backlog at December 31, 1996 is primarily due to (i) the inclusion in the December 31, 1995 backlog of the then-remaining balance ($29.5 million) of Wal-Mart's $80 million minimum purchase commitment for fiscal 1995 and (ii) an approximate $12.0 million decrease in orders for children's lighted product. Children's lights as a percentage of the total December 31, 1996 and 1995 backlog, excluding Wal-Mart orders, were 28.0% and 40.2%, respectively. The Company's agreement with Wal-Mart does not provide for the sale of L.A. Gear lighted footwear products to Wal-Mart. Wal-Mart was not subject to any minimum purchase commitment for fiscal 1996 and is not subject to any minimum purchase commitment for fiscal 1997. The combined backlog at December 31, 1996 includes $5.5 million for Wal-Mart. Shipments and sales for future periods depend on, among other things, the combination of "futures" and "at once" orders. Accordingly, the comparison of backlog from period to period may not be indicative of eventual actual shipments.

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

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company will adopt the disclosure-only provisions of SFAS No. 123 for the year ending November 30, 1997. The adoption of SFAS No. 123 will not have a material impact on the Company's financial position or results of operations.

OUTLOOK FOR FISCAL 1997

    As part of the Company's November 1996 restructuring plan, in addition to introducing a cost reduction plan designed to reduce operating expenses by over $30 million on an annualized basis, management adopted a new strategy regarding its product offerings, distribution channels and sales force utilization. The Company will apply this new strategy to generate increased sales and margins, rejuvenate brand identity in fiscal 1997 and bring operating expenses in line with the Company's anticipated sales base.

    For fiscal 1997, the Company has developed a branding, sub-branding and co-labeling strategy aimed at (i) building on brand success of products such as its children's lights and elevating the integrity of its women's athletic product and (ii) introducing new brands to penetrate additional market segments.

    As a result of the success of its children's lighted technology, the Company has consolidated all of its lighted product offerings under the L.A. Lights-Registered Trademark- sub-brand umbrella. In addition to Lites-TM- by L.A. Gear and NEONZ-TM-, the Company will introduce two new technologies under the L.A. Lights-Registered Trademark- umbrella for Fall 1997, including Lazerlites-TM-, utilizing fiber optic technology in the form of motion sensitive shoe laces, and, Faderz-TM-, optimizing diode lights that feature a fading system on the bottoms.

    The Company believes that it has a viable market niche for women's technology-aided athletic shoes and will introduce ABS+-TM- in Fall 1997 as a co-label brand for women featuring functional, technically enhanced athletic footwear.

    In addition, the Company will launch two new brands in Fall 1997, Digit 3-TM- and Mongo-TM-. Digit 3-TM- is a performance brand for the extreme sports enthusiast. Digit 3-TM- will have a suggested retail price point of $55 and will be marketed to the 13 to 24 year old fashion conscious male and female. Mongo-TM- is an aggressive, hard-core style shoe featuring fat snowboard-inspired outsoles marketed to young adults. Mongo-TM- is currently distributed in Europe under the name Fatmox-TM- by L.A. Gear and, in the second half of fiscal 1996, accounted for over 50% of adult sales in Europe.

    For the Fall 1997 product line, the Company will implement its strategy of segmenting its products between its tiers of distribution. The Company will offer it newest technologies and brands at upper tier distribution channels while continuing to offer its basic lines to all distribution outlets. Products will be sold through a combination of the Company's sales management team and independent agents, divided into separate adult and children's representatives. The new sales force structure is expected to increase effectiveness in the marketplace and reduce overall selling expenses.

    The Company has implemented numerous measures in fiscal 1995 and 1996 in an effort to reorganize its production and distribution structures and to reduce its overhead and other costs. The Company's success in capitalizing on these measures will depend in large part on its ability to predict and quickly exploit fashion trends in the footwear market and thereby attain its revenue and margin goals. The Company believes that its business strategy for fiscal 1997 will better position it to address changes in the marketplace and to build on its past successes in offering branded footwear in the children's and women's markets. However, if sales margins and operating expense savings in fiscal 1997 fall below management's expectations, additional sources of working capital may be necessary and difficult to obtain. There can be no assurances that the Company will be able to successfully exploit its strategy or that the strategy will have the desired effect.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain statements in this Annual Report constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those described under LIQUIDITY AND CAPITAL RESOURCES and OUTLOOK FOR FISCAL 1997 and the following: general economic and business conditions; competition; success of operating initiatives; development and operating costs; advertising and promotional efforts; brand awareness; the existence or adherence to development schedules; the existence or absence of adverse publicity; availability, location and terms of product distribution channels; changes in business strategy or development plans; quality of management; availability, terms and deployment of capital; business abilities and judgment of personnel;

availability of qualified personnel; labor and employee benefit costs; changes in, or the failure to comply with, governmental regulations; the ability to reverse recent trends that have caused reductions in market share and substantial losses; continued access to licensed intellectual property rights; continued access to adequate sources of product supply; risks associated with unaffiliated manufacturers and international operations; and other factors referenced in this Annual Report.

                           L.A. GEAR, INC. AND SUBSIDIARIES
                             Consolidated Balance Sheets
                          (in thousands, except share data)


                                                                 NOVEMBER 30,
                                                             -------------------
                                                                1996      1995
                                                             -------------------

ASSETS

Current assets:
 Cash and cash equivalents                                   $ 34,239  $ 35,956
 Accounts receivable, net                                      23,938    46,630
 Inventories                                                   32,809    51,677
 Prepaid expenses and other current assets                      1,933     3,773
                                                              -------   -------

       Total current assets                                    92,919   138,036

Property and equipment, net                                     4,445     8,290
Goodwill, net                                                   1,538    11,191
Other assets                                                    2,054     2,058
                                                              -------   -------

                                                             $100,956  $159,575
                                                              =======   =======

 LIABILITIES, MANDATORILY REDEEMABLE PREFERRED
 STOCK AND SHAREHOLDERS' EQUITY  (DEFICIT)

Current liabilities:
 Accounts payable and accrued liabilities                    $ 46,452    32,804
 Borrowings under international credit facilities                  --     1,233
                                                              -------   -------

       Total current liabilities                               46,452    34,037
                                                              -------   -------

73/4% convertible subordinated debentures due 2002             50,000    50,000
                                                              -------   -------

Minority interest                                                  --     8,419
                                                              -------   -------

Mandatorily redeemable preferred stock:
 7.5% Series A Cumulative Convertible Preferred Stock,
 $100 stated value; 1,000,000 shares authorized, issued
 and outstanding; redemption value of $100 per share
 plus accrued and unpaid dividends                                 --   107,746
                                                              -------   -------

Shareholders' equity (deficit):
 7.5% Series B Cumulative Convertible Preferred Stock,
 $100 stated value; 1,161,822 shares authorized; 1,161,337
 issued and outstanding at November 30, 1996; no shares
 issued at November 30, 1995                                  115,473        --
 Preferred stock, no stated value; 8,838,178 authorized and
 unissued at November 30, 1996; 9,000,000 shares
 authorized and unissued at November 30, 1995                      --        --
 Common stock, no par value; 80,000,000 shares authorized;
 22,936,433 shares issued and outstanding at
 November 30, 1996 and 1995                                   128,093   128,093
 Cumulative currency translation adjustment                       296       561
 Accumulated deficit                                         (239,358) (169,281)
                                                              -------   -------
       Total shareholders' equity (deficit)                     4,504   (40,627)
                                                              -------   -------
Commitments and contingencies                                      --        --
                                                              -------   -------
                                                             $100,956  $159,575
                                                              =======   =======

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           L.A. GEAR, INC. AND SUBSIDIARIES
                        Consolidated Statements of Operations
                        (in thousands, except per share data)


                                                     YEAR ENDED NOVEMBER 30,
                                                --------------------------------
                                                   1996       1995       1994
                                                --------------------------------

Net sales                                       $ 196,448   $296,551   $415,966
Cost of sales                                     149,213    207,802    292,629
                                                 --------    -------    -------
 Gross profit                                      47,235     88,749    123,337

Selling, general and administrative expenses       86,838    136,504    141,427
Restructuring charges                              28,829      5,099      2,486
Litigation settlements, net                        (1,905)    (2,323)    (1,268)
Interest expense                                    4,112      4,174      4,437
Interest income                                    (1,964)    (1,984)    (1,444)
                                                 --------    -------    -------

 Loss before income taxes and minority interest   (68,675)   (52,721)   (22,301)

Income tax benefit                                     --         --         --
Minority interest                                   6,986      1,324        106
                                                 --------    -------    -------

 Net loss                                         (61,689)   (51,397)   (22,195)

Dividends on mandatorily redeemable Series A
 Cumulative Convertible Preferred Stock            (3,044)    (7,746)    (7,500)
Dividends on Series B Cumulative Convertible
 Preferred Stock                                   (5,344)        --         --
                                                 --------    -------    -------

 Loss applicable to common stock                $ (70,077)  $(59,143)  $(29,695)
                                                 ========    =======    =======

Loss per common share                           $   (3.06)  $  (2.58)  $  (1.29)
                                                 ========    =======    =======

Weighted average common shares outstanding         22,937     22,937     22,937
                                                 ========    =======    =======


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                           L.A. GEAR, INC. AND SUBSIDIARIES
              Consolidated Statements of Shareholders' Equity (Deficit)
                                    (in thousands)


                                                            YEARS ENDED NOVEMBER 30, 1996, 1995 AND 1994
                                        ---------------------------------------------------------------------------------
                                        SERIES B
                                        CUMULATIVE                              CUMULATIVE
                                        CONVERTIBLE                             CURRENCY
                                        PREFERRED STOCK       COMMON STOCK      TRANSLATION    ACCUMULATED
                                        SHARES    AMOUNT    SHARES    AMOUNT    ADJUSTMENT       DEFICIT          TOTAL
                                        ---------------------------------------------------------------------------------

BALANCE, NOVEMBER 30, 1993                --   $     --     22,935   $128,076   $    (836)     $ (80,443)       $ 46,797

Exercise of stock options                 --         --          2         17          --             --              17

Currency translation adjustment           --         --         --         --       1,030             --           1,030

Dividends on mandatorily redeemable
  Series A Cumulative Convertible
  Preferred Stock                         --         --         --         --          --         (7,500)         (7,500)

Net loss                                  --         --         --         --          --        (22,195)        (22,195)
                                       -----    -------     ------    -------    --------       --------         -------

BALANCE, NOVEMBER 30, 1994                --         --     22,937    128,093         194       (110,138)         18,149

Currency translation adjustment           --         --         --         --         367             --             367

Dividends on mandatorily redeemable
  Series A Cumulative Convertible
  Preferred Stock                         --         --         --         --          --         (7,746)         (7,746)

Net loss                                  --         --         --         --          --        (51,397)        (51,397)
                                       -----    -------     ------    -------    --------       --------         -------

BALANCE, NOVEMBER 30, 1995                --         --     22,937    128,093         561       (169,281)        (40,627)

Exchange of Series A Cumulative
  Convertible Preferred Stock, plus
  accrued and unpaid dividends, for
  Series B Cumulative Convertible
  Preferred Stock, net of costs of
  issuance                             1,161    110,129         --         --          --         (3,044)        107,085

Currency translation adjustment           --         --         --         --        (265)            --            (265)

Dividends on Series B Cumulative
  Convertible Preferred Stock             --      5,344         --         --          --         (5,344)             --

Net loss                                  --         --         --         --          --        (61,689)        (61,689)
                                       -----    -------     ------    -------    --------       --------         -------

BALANCE, NOVEMBER 30, 1996             1,161   $115,473     22,937   $128,093   $     296      $(239,358)       $  4,504
                                       =====    =======     ======    =======    ========       ========         =======


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


                                                      L.A. GEAR, INC. AND SUBSIDIARIES
                                                    Consolidated Statements of Cash Flows
                                                                (in thousands)

                                                                          YEAR ENDED NOVEMBER 30,
                                                                -----------------------------------------
                                                                   1996            1995           1994
                                                                -----------------------------------------

Operating activities:
  Net loss                                                       $(61,689)       $(51,397)      $(22,195)
  Adjustments to reconcile net loss to net cash
     provided by (used in) operating activities:
     Depreciation and amortization                                  4,555           7,266          8,818
     Minority interest in net loss of joint venture                (6,986)         (1,324)          (106)
     Loss on sale or abandonment of property
      and equipment                                                    77             417             72
     Increase in reserve for unused barter credits                     --           4,568             --
     Write-off of goodwill                                          8,324           1,012             --
     Unrealized exchange gain                                          --            (570)            --
     (Increase) decrease, net of effects of acquisitions, in:
          Accounts receivable, net                                 20,581          30,603         (4,676)
          Inventories                                              18,095           6,100         53,587
          Prepaid expenses and other current assets                 1,507           3,320             58
          Other assets                                                (12)          1,624             --
     Increase (decrease), net of effects of acquisitions, in:
          Accounts payable and accrued liabilities                 16,166         (12,831)        (6,180)
  Costs related to discontinued operations                             --              --         (1,009)
                                                                  -------         -------        -------
             Net cash provided by (used in) operating
               activities                                             618         (11,212)        28,369
                                                                  -------         -------        -------
Investing activities:
  Capital expenditures                                               (710)         (3,256)        (3,969)
  Cash paid for acquisition of subsidiaries, net of
     cash acquired                                                     --              --           (479)
                                                                  -------         -------        -------
             Net cash used in investing activities                   (710)         (3,256)        (4,448)
                                                                  -------         -------        -------
Financing activities:
  Payment of dividends on mandatorily redeemable
    preferred stock                                                    --              --         (7,500)
  Proceeds from minority's investment in joint venture                 --              --          9,850
  Exercise of stock options and warrants                               --              --             17
  Costs related to issuance of Series B Shares                       (661)             --             --
  Net (repayments) borrowings under international
    credit facilities                                              (1,216)            622         (3,383)
                                                                  -------         -------        -------

             Net cash  (used in) provided by
               financing activities                                (1,877)            622         (1,016)
                                                                  -------         -------        -------
Effect of exchange rate changes on cash and cash
  equivalents                                                         252              92           (985)
                                                                  -------         -------        -------

             Net (decrease) increase in cash and
               cash equivalents                                    (1,717)        (13,754)        21,920
Cash and cash equivalents at beginning of year                     35,956          49,710         27,790
                                                                  -------         -------        -------

Cash and cash equivalents at end of year                         $ 34,239        $ 35,956       $ 49,710
                                                                  =======         =======        =======


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

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The consolidated financial statements include the accounts of L.A. Gear, Inc. and its majority-owned subsidiaries (collectively referred to as the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     Preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION Revenues are recognized when title passes based on the terms of the sale. Sales are recorded net of returns, discounts and allowances.

CASH AND CASH EQUIVALENTS Cash equivalents are all highly liquid, temporary cash investments, primarily institutional money market funds.

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

GOODWILL The excess of the acquisition cost over the fair value of the net assets of businesses acquired in purchase transactions has been included in goodwill and is amortized, using the straight-line method, over the period of expected benefit of fifteen years.

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

ADVERTISING AND PROMOTIONAL EXPENDITURES     The Company recognizes advertising
and promotional expenses as incurred or, in the case of endorsement contracts, on the straight-line amortization basis over the term of the contract.

LOSS PER COMMON SHARE Loss per common share has been computed based on the loss applicable to common stock (net loss plus dividends on the Series A Cumulative Convertible Preferred Stock and Series B Cumulative Convertible Preferred Stock) divided by the weighted average number of common shares outstanding during each period.

INCOME TAXES The Company accounts for income taxes under the liability method. Deferred tax liabilities are recognized for taxable temporary differences and deferred tax assets are recognized for deductible temporary differences and tax loss and credit carryforwards. A valuation allowance is established to reduce deferred tax assets if some, or all, of such deferred tax assets are not likely to be realized.

CONCENTRATION OF CREDIT RISK The Company sells its products to retailers and other customers and extends credit based on an evaluation of the customer's financial condition, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company closely monitors its exposure to credit risk and maintains allowances for anticipated losses. See NOTE 6 - ACCOUNTS RECEIVABLE.

STOCK OPTIONS In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Company will adopt the disclosure-only provisions of SFAS No. 123 in the fiscal year ending November 30, 1997 and the adoption of SFAS No. 123 will not have a material impact on the Company's financial position or results of operations.

RECLASSIFICATIONS Certain reclassifications have been made to 1995 and 1994 amounts in order to conform to the 1996 presentation.

NOTE 3.   RESTRUCTURING CHARGES AND LIQUIDITY

     During the fourth quarter of fiscal 1996, management committed to a restructuring plan aimed at bringing the Company's operating expenses in line with its anticipated sales base. Due to this action the Company incurred restructuring charges of $28.8 million in fiscal 1996. These charges include
(i) $18.2 million related to a consolidation and restructuring of the Company's European operations (including an $8.3 million write-off of goodwill) which will result in certain of the Company's European customers being serviced through independent distributors rather than through direct subsidiaries, (ii) $4.4 million related to space consolidation at the Company's Santa Monica, California headquarters and Ontario, California distribution center, (iii) $3.4 million in connection with an approximately 52% reduction in the Company's full-time domestic work force (from approximately 314 to 150 employees), (iv) $1.6 million related to the early termination of underutilized sponsorships and (v) $1.2 million of other costs.

     In September 1995, the Company announced a corporate reorganization plan designed to reengineer key business processes, streamline the Company's organizational structure and substantially reduce operating expenses. The reorganization plan resulted in a restructuring charge of $5.1 million in 1995 primarily related to the elimination of approximately 160 full time jobs, the closure of the Company's retail outlet division and office space consolidation at the corporate headquarters. In addition, in 1995, the Company incurred non-recurring charges of

                           L.A. GEAR, INC. AND SUBSIDIARIES
                      Notes to Consolidated Financial Statements

$5.6 million in connection with (i) a $4.6 million increase in the reserve for unused barter credits and (ii) a $1.0 million write-off of goodwill related to the acquisition of the Company's Mexican business. At November 30, 1996, the 1995 accrual had been substantially utilized for the type and amount of charges included in the provision.

     A substantial portion of the cash expenditures associated with the Company's 1996 cost reduction plan will be incurred after the end of fiscal 1996, although such costs have been reflected as a charge to earnings in the consolidated statement of operations for fiscal 1996. These cash expenditures (including severance payments), together with a seasonal need for cash outlays in the first quarter of fiscal 1997, have significantly reduced the Company's cash balances from that shown at the end of fiscal 1996. However, the Company believes that it has sufficient funding under the Revolving Facility (as defined in Note 8) to meet its short term liquidity needs.

     The Company's liquidity is contingent primarily on attaining forecast sales levels, gross margins and operating expenses and securing financing beyond May 31, 1998. The Company believes that, based on its current forecast, its present funding sources are sufficient to meet its liquidity needs through fiscal 1997. However, the Company can make no assurances that it will meet its current forecast. Factors influencing the Company's ability to sustain adequate liquidity levels include the reduced size of the business and related working capital needs, the timing of the sale or closure of certain of the Company's European subsidiaries and the level of domestic operating costs. In the event that the Company's future operating results fall below management's expectations, the Company will consider other available alternatives.

NOTE 4.   BUSINESS ACQUISITIONS AND DISPOSITIONS

     In December 1993, a joint venture was formed with Inchcape Pacific Limited ("Inchcape"), a wholly owned subsidiary of Inchcape plc, to engage in the marketing, distribution and sales of L.A. Gear-Registered Trademark- branded footwear, apparel and accessories in selected Far East markets. The Company contributed the rights to distribute L.A. Gear branded products for a 50% share in the joint venture. Profits and losses have been allocated based on specific terms of the joint venture agreement. In September 1996, the joint venture ceased operations. The Company has netted the assets, liabilities and minority interest of the joint venture, the net impact of which is not material to its consolidated balance sheet at November 30, 1996. The Company anticipates receiving approximately $1.0 million in proceeds upon dissolution of the joint venture to be recognized as income upon receipt.

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

     In 1995, the goodwill balance of approximately $1.0 million related to the acquisition of the Company's Mexican business was written off as a result of the economic crisis and the devaluation of the peso.

     Pro forma results of operations have not been presented as they would not be materially different from the historical amounts reported.

                           L.A. GEAR, INC. AND SUBSIDIARIES
                      Notes to Consolidated Financial Statements

NOTE 5.   SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION


                                                                     1996             1995         1994
-----------------------------------------------------------------------------------------------------------
(IN THOUSANDS)

     CASH PAID (RECEIVED) DURING THE YEAR FOR:
          INTEREST PAID                                            $  2,189          $ 4,186     $  4,433
                                                                    =======           ======      =======
          INTEREST RECEIVED                                        $ (1,964)         $(1,984)    $ (1,444)
                                                                    =======           ======      =======
     INCOME TAXES, NET                                             $     --          $    --     $     --
                                                                    =======           ======      =======
     NONCASH INVESTING ACTIVITIES:
          ACQUISITION OF MEXICAN DISTRIBUTOR'S ASSETS              $     --          $    --     $  1,953

     NONCASH FINANCING ACTIVITIES:
          DIVIDENDS ACCRUED  AND UNPAID ON MANDATORILY
          REDEEMABLE SERIES A CUMULATIVE CONVERTIBLE
          PREFERRED STOCK                                          $     --          $ 7,746     $     --
                                                                    =======           ======      =======

          EXCHANGE OF SERIES A CUMULATIVE CONVERTIBLE PREFERRED
          STOCK PLUS ACCRUED AND UNPAID DIVIDENDS FOR SERIES B
          CUMULATIVE CONVERTIBLE PREFERRED STOCK                   $110,790          $    --     $     --
                                                                    =======           ======      =======

     SERIES B CUMULATIVE CONVERTIBLE PREFERRED STOCK ISSUED
          IN PAYMENT OF DIVIDENDS DUE ON SERIES B CUMULATIVE
          CONVERTIBLE PREFERRED STOCK                              $  5,344          $    --     $     --
                                                                    =======           ======      =======


NOTE 6.   ACCOUNTS RECEIVABLE

          Accounts receivable, net of allowance for doubtful accounts and merchandise returns, consist of the following:

                                                            NOVEMBER 30,
                                                         1996         1995
-----------------------------------------------------------------------------
(IN THOUSANDS)

TRADE RECEIVABLES
     DOMESTIC                                          $ 12,581     $ 23,125
     INTERNATIONAL                                       14,216       28,291
                                                        -------      -------
                                                         26,797       51,416
OTHER RECEIVABLES                                         1,280        2,767
                                                        -------      -------
                                                         28,077       54,183
LESS ALLOWANCE FOR DOUBTFUL ACCOUNTS AND
  MERCHANDISE RETURNS                                    (4,139)      (7,553)
                                                        -------      -------
                                                       $ 23,938     $ 46,630
                                                        =======      =======

NOTE 7.   PROPERTY AND EQUIPMENT

     Property and equipment, net of accumulated depreciation and amortization, consist of the following:

                                                            NOVEMBER 30,
                                                         1996         1995
-----------------------------------------------------------------------------
(IN THOUSANDS)

COMPUTER SOFTWARE AND EQUIPMENT                        $  5,978     $ 15,949
FURNITURE AND EQUIPMENT                                   4,303        6,384
LEASEHOLD IMPROVEMENTS                                    2,700        3,683
                                                        -------      -------
                                                         12,981       26,016
LESS ACCUMULATED DEPRECIATION
  AND AMORTIZATION                                       (8,536)     (17,726)
                                                        -------      -------
                                                       $  4,445     $  8,290
                                                        =======      =======

                           L.A. GEAR, INC. AND SUBSIDIARIES
                      Notes to Consolidated Financial Statements

NOTE 8.   BANK BORROWINGS

     Effective as of August 31, 1996, the Company entered into an amendment to its existing revolving credit facility with BankAmerica Business Credit, Inc. ("BABC") for loans and letters of credit (the "Revolving Facility"). The amendment provided for, among other things, (i) an extension of the term of the Revolving Facility for an additional three years to November 30, 1999, (ii) a reduction in the maximum amount available for aggregate loans and letters of credit at any time from $75 million to $50 million, (iii) an increase in the maximum amount of aggregate loans permitted to be outstanding at any time from $10 million to $20 million and (iv) a reduction in the minimum Adjusted Tangible Net Worth (as defined in the Revolving Facility) required to be maintained under the Revolving Facility, with a restriction on the payment of cash dividends on the Company's Series B Cumulative Convertible Preferred Stock and a reduction in the amount of the available Borrowing Base (as defined in the Revolving Facility) if the Company's Adjusted Tangible Net Worth falls below certain thresholds.


     Effective November 30, 1996, the Company entered into a further amendment to its Revolving Facility with BABC (the "November 30 Amendment"). The amendment provides for, among other things, (i) a reduction in the term of the Revolving Facility from November 30, 1999 to May 31, 1998, (ii) a reduction in the maximum amount available for aggregate loans and letters of credit at any time from $50 million to $25 million, (iii) a reduction in the maximum amount of aggregate loans permitted to be outstanding at any time from $20 million to $10 million, (iv) certain revisions to the borrowing availability calculation including the elimination of a reserve against availability, (v) a reduction in the minimum Adjusted Tangible Net Worth required to be maintained under the Revolving Facility and (vi) an increase in bank fees. The Company is currently negotiating with various lenders to secure borrowing facilities beyond May 31, 1998.

     The Revolving Facility is secured primarily by the Company's domestic assets and is subject to certain financial covenants. Cash borrowings under the Revolving Facility bear interest at a rate equal to Bank of America's publicly announced reference rate plus one and one-half percent. There were no domestic cash borrowings under the Revolving Facility at any time during the year ended November 30, 1996 and, as of that date, approximately $26.5 million of domestic letters of credit were outstanding under the Revolving Facility and $10 million was available for borrowing. In connection with the execution of the November 30 Amendment, BABC granted a waiver through December 31, 1996 of the $25 million limit on maximum aggregate loans and letters of credit.

NOTE 9.  FINANCIAL INSTRUMENTS

     The Company enters into forward contracts, with terms of less than one year, to offset the effects of exchange rate changes on cash flow exposures denominated in foreign currencies.

     The Company's foreign currency forward contracts at November 30, 1996 are listed below. All of the contracts mature no later than June 1997. The currencies listed are in relation to the U.S. dollar and are converted at year-end market exchange rates.

FOREIGN CURRENCY CONTRACTS                      SOLD                   BOUGHT
-----------------------------------------------------------------------------
(IN MILLIONS)

GERMAN MARK                                   $  2.1                    $  --
FRENCH FRANC                                     1.6                       --
BRITISH POUND                                    2.5                       --
DUTCH GUILDER                                    0.5                       --
ITALIAN LIRA                                     1.0                       --
                                              ------                    -----
                                              $  7.7                    $  --
                                              ======                    =====

                           L.A. GEAR, INC. AND SUBSIDIARIES
                      Notes to Consolidated Financial Statements

NOTE 10.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

     Accounts payable and accrued liabilities consist of the following:

                                                            NOVEMBER 30,
                                                         1996         1995
-----------------------------------------------------------------------------
(IN THOUSANDS)

ACCOUNTS  PAYABLE                                      $ 3,558      $ 5,249
OTHER ACCRUED LIABILITIES                               14,081       15,388
ACCRUED INVENTORY PURCHASES                              8,417        7,111
ACCRUED  RESTRUCTURING AND NON-RECURRING CHARGES        20,166        2,755
ACCRUED ADVERTISING                                        230        2,301
                                                        ------       ------
                                                       $46,452      $32,804
                                                        ======       ======

     Accounts payable include issued but uncleared checks of $1.3 million at November 30, 1996.

NOTE 11.  CONVERTIBLE SUBORDINATED DEBENTURES

     On December 24, 1992, the Company completed a private sale of $50 million aggregate principal amount of 73/4% convertible subordinated debentures due 2002 ("the Debentures"). On June 18, 1993, the Debentures were registered under the Securities Act of 1933, as amended.

     The fair market value of the Debentures at November 30, 1996 was $26.5 million. The Debentures are convertible into shares of the Company's Common Stock (the "Common Stock") at a conversion rate of $12.30 per share, subject to certain antidilution adjustments, and are redeemable by the Company at any time initially at a specified premium to par, declining to par for redemptions on or after November 30, 2000. Interest is payable semi-annually on May 31 and November 30.

     The Debentures were delisted from the NASDAQ Small Cap Market, effective November 21, 1995, as a result of the Company's failure to comply with NASDAQ's capital and surplus requirements. The Company's $100 million of Series A mandatorily redeemable Cumulative Convertible Preferred Stock was not included in the NASDAQ calculation of capital and surplus. Subsequent to the completion of the Share Exchange Transaction (see NOTE 12 - SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK/SHARE EXCHANGE TRANSACTION), the Company exceeded NASDAQ's capital and surplus requirements and the Debentures were reinstated on the Small Cap Market in April 1996.

NOTE 12. SERIES A CUMULATIVE CONVERTIBLE PREFERRED STOCK/ SHARE EXCHANGE TRANSACTION

     On April 9, 1996, the Company's shareholders approved the exchange (the "Share Exchange Transaction") of all of the issued and outstanding shares of the Company's Series A Cumulative Convertible Preferred Stock, stated value $100 per share ("Series A Preferred Stock"), and all accrued and unpaid dividends thereon for (i) 1,000,000 shares of a new series of preferred stock to be issued by the Company, entitled Series B Cumulative Convertible Preferred Stock, stated value $100 per share ("Series B Preferred Stock"), plus (ii) an additional number of shares of Series B Preferred Stock equal to the dollar amount of accrued and unpaid dividends in respect to the Series A Preferred Stock through the closing of the Share Exchange Transaction. The Share Exchange Transaction was completed on April 12, 1996 and, as a result, Trefoil Capital Investors, L.P. ("Trefoil"), the holder of all the Series A Preferred Stock, was issued 1,107,902 shares of Series B Preferred Stock and the Series A Preferred Stock was retired.

     The terms of the Series B Preferred Stock provide for, among other things,
(i) the elimination of the mandatory redemption feature of the Series A Preferred Stock (including the initial $35 million mandatory redemption obligation, plus accrued and unpaid dividends on the Series A Preferred Stock, which was due in August 1996), (ii) a reduction in the conversion price from $10.00 to $6.75 per share and (iii) the voting of shares of Series B Preferred Stock (on an as converted basis) together with shares of the Company's Common Stock on all matters, including the election of directors. The coupon rate of 7.5% per annum for dividends with respect to the Series B Preferred Stock remains unchanged from that of the Series A Preferred Stock. During the fiscal year ending November 30, 1996, the Company was entitled, at its option, to pay dividends on the Series B Preferred Stock in either additional shares of Series B Preferred Stock or in cash.

                           L.A. GEAR, INC. AND SUBSIDIARIES
                      Notes to Consolidated Financial Statements

Thereafter, dividends on the Series B Preferred Stock will be payable only in cash. The Company elected to pay the dividends of $1.1 million, $2.1 million and $2.1 million due on May 31, August 31 and November 30, 1996, respectively, in additional shares of Series B Preferred Stock. Subsequent to the year ended November 30, 1996, the holders of the Series B shares are entitled to receive, when, as and if declared by the Board of Directors out of assets of the Company legally available therefor, cumulative cash dividends at an annual rate of 7.5% (arrearages of dividends will bear additional dividends compounded quarterly at a rate of 8.625% per annum through the date of payment of such arrearages), payable quarterly in arrears on the last business day of February, May, August and November.

     The Company's Board of Directors has approved the non-payment of the cash dividend required on the Series B Preferred Stock due February 28, 1997. As a result of such default, future dividends will accrue at a rate of 8.625% per annum compounded quarterly with respect to dividends in arrears.

NOTE 13.  STOCK OPTIONS AND EMPLOYEE BENEFIT PLANS

     In April 1992, an affiliate of Pentland Group plc purchased 1,244,445 shares of the Company's Common Stock for $14 million in cash. Such affiliate held an option to purchase 400,000 shares of Common Stock (200,000 at $13.50 per share and 200,000 at $16.125 per share), which expired on April 28, 1996.

1986 STOCK OPTION PLAN The Company has adopted a noncompensatory stock option plan (the "1986 Plan"), which was approved by the Company's shareholders, for eligible employees, directors and consultants of the Company. Incentive stock options and nonqualified stock options issued under this stock option plan are exercisable for a period of up to ten years from the date of grant. Options have been granted at prices equal to the fair market value of the Common Stock at the grant date.

     A summary of stock option activities under the 1986 Plan is as follows:

                                            NUMBER OF
                                             SHARES            OPTION PRICES
--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1993           1,971,891         $ 6.13 TO $33.63

     GRANTED                                 131,000         $ 5.63 TO $11.38
     EXERCISED                                (1,810)             $ 6.13
     CANCELED                               (361,983)        $ 6.13 TO $24.63
--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1994           1,739,098         $ 5.63 TO $33.63

     GRANTED                                 293,500         $ 2.60 TO $ 5.38
     EXERCISED                                  --                  --
     CANCELED                               (522,080)        $ 4.38 TO $23.38
--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1995           1,510,518         $ 2.60 TO $33.63

     GRANTED                                 803,883              $ 1.75
     EXERCISED                                  --                  --
     CANCELED                               (958,194)        $ 1.75 TO $23.38

--------------------------------------------------------------------------------

OUTSTANDING AT NOVEMBER 30, 1996           1,356,207         $ 1.75 TO $33.63
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     At November 30, 1996, 1,356,207 common shares were reserved for the exercise of outstanding options, options to purchase 592,570 shares were exercisable and no shares were available for grant as the 1986 plan expired in May 1996 (options to purchase 1,096,348 shares were exercisable and 591,910 shares were available for grant at November 30, 1995).

1992 STOCK OPTION PLAN In June 1992, the Company adopted, and the shareholders approved, a separate stock option plan for Eligible Non-Employee Directors (the "1992 Plan"). The 1992 Plan provides that upon election or appointment to the Company's Board of Directors, each Eligible Non-Employee Director (as defined in the 1992 Plan) shall receive a one-time grant of an option to purchase 20,000 shares of Common Stock at a price equal to the Fair Market Value (as defined in the 1992 Plan) of the Common Stock on the date the option is granted. In fiscal 1996, the 1992 Plan was amended to allow for the granting of stock options to non-employee Directors, as well as the Chief Executive Officer of the Company if he is a director and is not paid a salary, in lieu of cash compensation for fiscal years during which the Company's income applicable to Common Stock is less than $1 million. Up to 1,000,000 shares of Common Stock may be issued or transferred pursuant to the 1992 plan.

                           L.A. GEAR, INC. AND SUBSIDIARIES
                      Notes to Consolidated Financial Statements

A summary of stock option activities under the 1992 Plan is as follows:

                                       NUMBER OF
                                        SHARES           OPTION PRICES
--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1993         80,000           $ 9.75 TO $14.00

     GRANTED                               --                    --
     EXERCISED                             --                    --
     CANCELED                              --                    --
--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1994   80,000    $ 9.75 TO $14.00

     GRANTED                               --                    --
     EXERCISED                             --                    --
     CANCELED                              --                    --
--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1995   80,000    $ 9.75 TO $14.00

     GRANTED                            180,000                $3.62
     EXERCISED                             --                    --
     CANCELED                              --                    --

--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1996        260,000           $ 3.62 TO $14.00
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

At November 30, 1996, 260,000 shares were reserved for the exercise of outstanding options, options to purchase 260,000 shares were exercisable and 740,000 shares were available for grant (options to purchase 70,000 shares were exercisable and 320,000 shares were available for grant at November 30, 1995).

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

     A summary of stock option activities under the 1993 Plan is as follows:

                                          NUMBER OF
                                           SHARES            OPTION PRICES
--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1993            750,000           $ 11.55

     GRANTED                              1,423,178       $ 5.75 TO $11.38
     EXERCISED                                 --                --
     CANCELED                              (144,403)      $ 6.00 TO $ 7.78
--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1994          2,028,775       $ 5.75 TO $11.55

     GRANTED                                367,387       $ 2.66 TO $ 5.83
     EXERCISED                                 --                --
     CANCELED                              (340,700)      $ 5.18 TO $11.38
--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1995          2,055,462       $ 2.66 TO $11.55

     GRANTED                                157,000       $ 1.65 TO $3.58
     EXERCISED                                 --                --
     CANCELED                              (539,464)      $ 2.66 TO $11.38

--------------------------------------------------------------------------------
OUTSTANDING AT NOVEMBER 30, 1996   1,672,998      $1.65 TO $11.55
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     At November 30, 1996, 1,672,998 shares were reserved for the exercise of outstanding options, options to purchase 1,302,327 shares were exercisable and 827,002 shares were available for grant (options to purchase 1,333,198 shares were exercisable and 444,538 shares were available for grant at November 30,
1995).

EMPLOYEE STOCK SAVINGS PLAN The Company has a defined contribution employee stock savings plan covering

                           L.A. GEAR, INC. AND SUBSIDIARIES
                      Notes to Consolidated Financial Statements

substantially all employees who are at least 21 years of age and have completed at least thirty days of employment. The Company made matching contributions of $317,000, $289,000 and $397,000 for 1996, 1995 and 1994, respectively, in respect to employee contributions to such plan.

     NOTE 14.  INCOME TAXES

     Domestic and foreign components of loss before income taxes and minority interest are as follows:



                            YEAR ENDED NOVEMBER 30,
------------------------------------------------------------
(IN THOUSANDS)          1996          1995           1994
                    ----------------------------------------

DOMESTIC            $ (29,183)     $ (43,466)     $ (12,093)
FOREIGN               (39,492)        (9,255)       (10,208)
                    $ (68,675)     $ (52,721)     $ (22,301)

     No income tax benefit has been recorded in 1996, 1995 and 1994. The difference between the tax benefit computed based on applying the U.S. statutory income tax rate to the loss before income taxes and minority interest and the recorded benefit was primarily due to the nonrecognition of tax benefits for operating losses.

     Temporary differences and carryforwards which give rise to deferred tax assets, net of valuation allowance, at November 30, 1996 and 1995 are as follows:

                         NOVEMBER 30,
-------------------------------------------------------------
(IN THOUSANDS)                        1996            1995
                                    -------------------------

LOSS CARRYFORWARDS                  $ 67,700        $ 46,011
TAX CREDIT CARRYFORWARDS               3,226           3,226
RESERVES AND ACCRUED EXPENSES         12,688           8,520
DEPRECIATION AND AMORTIZATION          4,451           5,444
OTHER                                  1,898             907
                                    --------         -------
TOTAL DEFERRED TAX ASSETS             89,963          64,108
LESS VALUATION ALLOWANCE             (89,963)        (64,108)
                                     -------         -------
     NET DEFERRED TAX ASSETS        $     --        $     --
                                     =======         =======

     At November 30, 1996, the Company had a federal tax net operating loss ("NOL") carryforward of approximately $101.4 million which will, if unused, expire in varying amounts in fiscal years 2007 through 2011. The Company also has a federal alternative minimum tax credit carryforward of approximately $3.2 million (available to offset future regular tax liabilities) which may be carried forward indefinitely. California franchise tax NOL carryforwards of approximately $88.3 million will, if unused, expire primarily in fiscal year 1998. In addition, the Company has other state and foreign NOL carryforwards with varying limitations on future utilization. The Company's NOL carryforwards may be restricted upon a change in control. In the event that there is a change in ownership as defined by Section 382 of the Internal Revenue Code a significant limitation may be imposed on the availability of the NOL and credit carryforwards.

NOTE 15.  LITIGATION

SETTLEMENTS Fiscal 1996 results include net settlement income of $1.9 million, primarily in connection with the settlement of an environmental compliance matter. In 1995, the Company recorded net settlement income of $2.3 million, substantially all of which was in connection with the settlement of certain patent and trademark infringement actions. Results for 1994 include net settlement income of $1.3 million in connection with trademark and patent infringement lawsuits partially offset by expenses relating to the settlement of employee litigation and a dispute with a former distributor.

PENDING LITIGATION The Company is a defendant in certain legal actions. In the opinion of management, the disposition of these actions is not expected to have a material adverse effect upon the Company's financial position or results of operations.

                           L.A. GEAR, INC. AND SUBSIDIARIES
                      Notes to Consolidated Financial Statements

NOTE 16.  COMMITMENTS AND CONTINGENCIES

     The Company has entered into various agreements for the purpose of obtaining footwear technology and product sourcing. Such agreements provide for, among other things, fees and royalties to be paid. At November
30, 1996, the aggregate amount of future commitments under such contracts totaled $4.9 million and are to be paid as follows: $4.5 million in 1997 and $0.4 million in 1998.

     As part of a change in its marketing emphasis, the Company has allowed sponsorships and endorsement contracts with professional athletes and others to expire and in some cases, including Universal Studios Hollywood, contracts have been terminated. The Company's remaining commitments, including termination fees, at November 30, 1996 totaled $2.1 million and are to be paid as follows:
$1.7 million in 1997, $0.2 million in 1998 and  $0.2 million in 1999.

     In September 1994, the Company entered into a new one year management and consulting agreement with Shamrock Capital Advisors, Inc. ("SCA"), a company which provides management and consulting services to Trefoil. Selling, general and administrative expenses included $0.4 million and $0.7 million, respectively, in 1995 and 1994 for fees to SCA. The agreement was not renewed and expired according to its terms in September 1995.

     In June 1996, the Company entered into a one-year agreement with SCA to assist in the identification, negotiation and/or structuring of acquisition opportunities. If the Company acquires a controlling interest in any company or business during the term of this agreement or for six months thereafter, if the transaction involves parties introduced by SCA, then the Company shall pay a fee equal to (i) 11/2% of the aggregate value of the transaction up to $50 million plus 1% of the aggregate value in excess of $50 million, if SCA has acted as the sole financial advisor to the Company with respect to the transaction, or (ii) 1% of the aggregate value of the transaction up to $50 million, plus 1/2% of the aggregate value in excess of $50 million, if another financial or investment advisor or valuation firm has advised the Company, in addition to or instead of SCA, with respect to the transaction. L.A. Gear also agreed to reimburse SCA for all of its out-of-pocket expenses payable to third parties incurred in connection with SCA's services under the agreement.

     The Company occupies certain facilities, including corporate offices and distribution centers, and rents certain equipment under operating leases. The Company is in the process of trying to sublease excess space at its corporate facility and at its distribution center. Rental expense for 1996, 1995 and 1994 amounted to approximately $6.3 million, $8.7 million and $8.4 million, respectively.

     At November 30, 1996, the minimum rental commitments, net of sublease income, under noncancelable operating leases with an initial or remaining term in excess of one year were as follows:

YEAR ENDING NOVEMBER 30
-------------------------------------------------------
(IN THOUSANDS)

 1997                                           $ 3,742
 1998                                             3,183
 1999                                             2,459
 2000                                             1,633
 2001                                             1,576
 THEREAFTER                                       1,481
                                                 ------

                                                $14,074
                                                 ======

     The Company is subject to inquiries and audits from various taxing authorities. In the opinion of management, any assessments are not expected to have a material adverse effect on the Company's financial position or results of operations.

                           L.A. GEAR, INC. AND SUBSIDIARIES
                      Notes to Consolidated Financial Statements

NOTE 17.  SEGMENT REPORTING

     The Company's principal business is the design, development and marketing of quality athletic and lifestyle footwear. The Company is a multinational corporation with subsidiaries operating in 10 countries at November 30, 1996. Transfers between geographic areas primarily represent intercompany export sales from the United States and are accounted for based upon established sales prices between the related companies. In computing results from operations for foreign subsidiaries, no allocation of general corporate expenses, interest or income taxes has been made.

                                        1996            1995         1994
-----------------------------------------------------------------------------
(IN THOUSANDS)

NET SALES
     UNITED STATES
      DOMESTIC                        $136,055        $192,493     $298,489
      EXPORT CUSTOMERS                  18,427          33,656       59,240
      SALES TO OVERSEAS SUBSIDIARIES    26,349          37,848       29,020
-----------------------------------------------------------------------------
     TOTAL UNITED STATES               180,831         263,997      386,749
     EUROPE                             37,134          59,996       50,104
     OTHER                               4,832          10,406        8,133
     ELIMINATIONS                      (26,349)        (37,848)     (29,020)
-----------------------------------------------------------------------------
     TOTAL                            $196,448        $296,551     $415,966
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


                                        1996            1995         1994
-----------------------------------------------------------------------------
(IN THOUSANDS)

OPERATING PROFIT (LOSS)
     UNITED STATES                     (35,666)        (50,537)     (18,428)
     EUROPE                            (24,709)          3,161         (726)
     OTHER                              (7,639)         (2,990)      (1,174)
     ELIMINATIONS                        1,487            (165)       1,020
-----------------------------------------------------------------------------
                                       (66,527)        (50,531)     (19,308)
     INTEREST  EXPENSE, NET             (2,148)         (2,190)      (2,993)
-----------------------------------------------------------------------------
     TOTAL                            $(68,675)       $(52,721)    $(22,301)
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------


                                        1996            1995         1994
-----------------------------------------------------------------------------
(IN THOUSANDS)

IDENTIFIABLE ASSETS
     UNITED STATES                      79,335         111,656      176,321
     EUROPE                             19,802          38,389       36,134
     OTHER                               2,235          11,433       13,745
     ELIMINATIONS                         (416)         (1,903)      (1,737)
-----------------------------------------------------------------------------
     TOTAL                            $100,956        $159,575     $224,463
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

     The Company's domestic customers consist primarily of department, shoe, sporting goods and athletic footwear stores and wholesale distributors. In 1996 and 1995, sales to Wal-Mart accounted for 17.1% and 15.3%, respectively, of the Company's net sales. In 1994, none of the Company's customers individually accounted for 10% or more of the Company's net sales. The Company's five largest customers worldwide, in the aggregate, accounted for approximately 31.6%, 27.8% and 26.8% of the Company's net sales in 1996, 1995 and 1994, respectively.

                           L.A. GEAR, INC. AND SUBSIDIARIES
                      Notes to Consolidated Financial Statements

NOTE 18. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS; SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "LA". The following table presents summarized unaudited quarterly results and the range of high and low closing sales prices on the New York Stock Exchange for the indicated fiscal quarters.


                                   FIRST QUARTER             SECOND QUARTER          THIRD QUARTER           FOURTH QUARTER
                                  1996        1995        1996(2)     1995 (2)      1996        1995       1996(1)     1995(1)
-------------------------------------------------------------------------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)

NET SALES                       $ 78,666    $ 69,392     $ 38,472     $ 79,014    $ 53,431    $ 94,354    $ 25,879    $ 53,791
GROSS PROFIT (LOSS)             $ 24,554    $ 20,740     $  9,698     $ 24,970    $ 14,222    $ 32,542    $ (1,239)   $ 10,497
NET INCOME (LOSS)               $  1,099    $(11,642)    $ (7,480)    $ (5,911)   $ (4,848)   $    416    $(50,460)   $(34,260)
INCOME (LOSS) PER
    COMMON SHARE:
      PRIMARY                   $   0.04    $  (0.59)    $  (0.42)    $  (0.34)   $  (0.30)   $  (0.07)   $  (2.29)   $  (1.58)
                                 =======     =======      =======      =======     =======     =======     =======     =======
      FULLY DILUTED             $   0.04    $  (0.59)    $  (0.42)    $  (0.34)   $  (0.30)   $  (0.07)   $  (2.29)   $  (1.58)
                                 =======     =======      =======      =======     =======     =======     =======     =======

PRICE RANGE OF
    COMMON STOCK:
      HIGH                      $   3.12    $   5.87     $   3.75     $   4.37    $   3.75    $   4.12    $   3.25    $   3.12
      LOW                       $   1.62    $   3.87     $   2.12     $   3.00    $   2.37    $   2.25    $   2.25    $   1.62


(1) IN THE FOURTH QUARTER OF 1996, A RESTRUCTURING CHARGE OF $28.8 MILLION WAS RECORDED. IN ADDITION, THE FOURTH QUARTER RESULTS WERE ADVERSELY AFFECTED BY INCREASES IN INVENTORY RESERVES DOMESTICALLY AND AT THE COMPANY'S EUROPEAN SUBSIDIARIES AND LOW MARGINS REALIZED ON SALES OF LIGHTED PRODUCT WORLDWIDE. IN THE FOURTH QUARTER OF 1995, A RESTRUCTURING CHARGE OF $5.1 MILLION AND NON-RECURRING CHARGES OF $5.6 MILLION WERE RECORDED. SEE NOTE 3 - RESTRUCTURING CHARGES AND LIQUIDITY.

(2) IN THE SECOND QUARTER OF 1996, THE COMPANY RECORDED NET LITIGATION SETTLEMENT INCOME OF $1.9 MILLION PRIMARILY IN CONNECTION WITH THE SETTLEMENT OF AN ENVIRONMENTAL COMPLIANCE MATTER. IN THE SECOND QUARTER OF 1995, THE COMPANY RECORDED NET LITIGATION SETTLEMENT INCOME OF $1.9 MILLION AS PART OF A SETTLEMENT AGREEMENT IN CONNECTION WITH PATENT INFRINGEMENT LITIGATION. SEE NOTE 15 - LITIGATION.

     At February 14, 1997, the Company had approximately 12,050 holders of record of its Common Stock. To date, the Company has not paid cash dividends on its Common Stock. The terms of the Series B Preferred Stock place restrictions on the ability of the Company to pay dividends on the Common Stock. The Company does not anticipate paying any dividends on the Common Stock in the foreseeable future.

L.A. GEAR, INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS
AND SHAREHOLDERS OF L.A. GEAR, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of L.A. Gear, Inc. and its subsidiaries at November 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ Price Waterhouse

Los Angeles, California

February 21, 1997

DIRECTORS

STANLEY P. GOLD
Chairman of the Board and Chief Executive Officer
L.A. Gear, Inc.
President and Managing Director
Trefoil Investors, Inc. and Shamrock Capital Advisors, Inc.
Director
Walt Disney Company (NYSE-DIS)
Chairman and a Director
Koor Industries Ltd. (NYSE- KOR)

WILLIAM L. BENFORD
Managing Director
Shamrock Capital Advisors, Inc.

WALTER C. BLADSTROM
Private Investor

ALLAN E. DALSHAUG
Chairman of the Board and Chief Executive Officer
Sterling West Bancorp.

WILLIE D. DAVIS
President and Chief Executive Officer
All-Pro Broadcasting, Inc.

STEPHEN A. KOFFLER
President
Koffler & Company
An investment banking firm

ANN E. MEYERS
Sports Commentator

CLIFFORD MILLER
Chairman
The Clifford Group, Inc.
A business consultancy company

ROBERT G. MOSKOWITZ
Managing Director
Trefoil Investors, Inc. and Shamrock Capital Advisors, Inc.

VAPPALAK A. RAVINDRAN
President
Paracor Finance, Inc.
A merchant banking company

OFFICERS

STANLEY P. GOLD
Chairman of the Board and Chief Executive Officer

BRUCE W. MacGREGOR
President and Chief Operating Officer

VICTOR J. TRIPPETTI
Senior Vice President and Chief Financial Officer

RON D. CARPENTER
Vice President of International

MARK A. KIBLER
Vice President of Distribution

ROBERT S. LANDERMAN
Vice President of Sales

ROBERT L. PETERSON
Vice President of Product

NEIL P. EDWARDS
Corporate Controller

GARY L. ESHLEMAN
Treasurer

WILLIAM R. SHERMAN
Secretary and Senior Legal Counsel

DON C. LAWRENCE
Assistant Secretary

INDEPENDENT ACCOUNTANTS

PRICE WATERHOUSE LLP
400 South Hope Street
Los Angeles, California 90071

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

INVESTOR RELATIONS

L.A. GEAR, INC.
Office of Investor Relations
c/o Victor J. Trippetti
2850 Ocean Park Boulevard
Santa Monica, California 90405

CORPORATE HEADQUARTERS

L.A. GEAR, INC.
2850 Ocean Park Boulevard
Santa Monica, California 90405

FORM 10-K

A copy of the Company's Form 10-K Annual
Report for the year ended November 30, 1996 filed with the Securities and Exchange
Commission is available without charge to any shareholder.

Requests should be sent to the attention of the Office of Investor Relations at the Corporate Headquarters.

                          [ARTWORK & L.A. GEAR LOGO]

                               [L.A. GEAR LOGO]